As filed with the Securities and Exchange Commission on June 2, 2016

Securities Act Registration No. 333-188090

Investment Company Act Registration No. 811-22836

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933  ☒

Pre-Effective Amendment No.

Post-Effective Amendment No.  5

and/or

REGISTRATION STATEMENT UNDER

THE INVESTMENT COMPANY ACT OF 1940  ☒

Amendment No.  6

Permal Hedge Strategies Fund II

(Exact Name of Registrant as Specified in Charter)

620 Eighth Avenue

New York, New York 10018

(Address of Principal Executive Offices)

(888) 777-0102

(Registrant’s Telephone Number, Including Area Code)

Jane E. Trust

Legg Mason & Co., LLC

100 International Drive

Baltimore, Maryland 21202

(Name and Address of Agent for Service)

Copies to:

Sarah E. Cogan, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017	Robert I. Frenkel, Esq. Legg Mason & Co., LLC 100 First Stamford Place Stamford, Connecticut 06902

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)  ☐ when declared effective pursuant to section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Shares of Beneficial Interest, $0.00001 par value	50,000,000 shares	$10.00	$500,000,000	$68,200(2)

(1)	Estimated solely for purpose of calculating the registration fee.
(2)	A registration fee of $68,200 was previously paid (no additional shares are being registered by this filing; all shares previously registered are being carried forward under this post-effective amendment).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

, 2016

Prospectus

Permal Hedge

Strategies

Fund II

Broker Shares

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated June 2, 2016

PROSPECTUS

Permal Hedge Strategies Fund II

Broker Shares

The Fund.    Permal Hedge Strategies Fund II (the “Fund”) is a Maryland statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund is a “feeder” fund in a “master-feeder” structure and invests substantially all of its assets in Permal Hedge Strategies Portfolio, a Maryland statutory trust (the “Master Fund”). The Master Fund employs a “fund-of-hedge funds” investment program that provides a means for the Fund to participate in investments in private investment vehicles, typically referred to as hedge funds (“Portfolio Funds”), by providing a single portfolio of interests in underlying Portfolio Funds, which are managed by a number of third-party investment managers (the “Portfolio Managers”).

Investment Objective.    The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. In seeking to achieve its objective, the Fund, through its investment in

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Investing in the Fund’s Shares (as defined below) involves a high degree of risk. You could lose some or all of your investment. An investment in the Fund is illiquid and should be considered speculative. An investment in the Fund entails unique risks because the Portfolio Funds in which the Master Fund invests are private entities with limited regulatory oversight and disclosure obligations. See “Risk Factors” beginning on page 38 of this Prospectus, and especially “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds, the Fund and the Master Fund” beginning on page 41 of this Prospectus.

•	There is no public market for the Fund’s Shares and none is expected to develop.

•	The Fund will not list its Shares on a stock exchange or similar market.

•

With very limited exceptions, Shares are not transferable, and liquidity for investments in Shares may be provided only through periodic repurchase offers by the Fund. If a shareholder attempts to transfer Shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•

An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. See “Repurchases of Shares” and “Transfers of Shares” below.

•	An investment in the Fund’s Shares is not suitable for investors that require liquidity.

•	The amount of distributions the Fund may pay is uncertain.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Fund’s shares of beneficial interest, par value $.00001 per share (the “Shares” or the “Broker Shares”), are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Fund’s Declaration of Trust and Bylaws, the Securities Act of 1933, as amended (the “1933 Act”), and applicable state securities laws, pursuant to registration or exemption from these provisions. To provide a limited degree of liquidity to investors, the Fund expects periodically to offer to repurchase Shares pursuant to written tenders by investors. Repurchases will be made at such times, in such amounts, and on such terms as may be determined by the Board of Trustees of the Fund, in its sole and absolute discretion. However, investors do not have the right to require the Fund to repurchase any or all of their Shares, and Shares are not redeemable.

Prospectus dated                     , 2016

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This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference.

	Price to Public	Maximum Sales Load(2)	Proceeds to the Fund(3)
Per Share(1)	At Current NAV	3.0%	Amount Invested at Current NAV
Total			$500,000,000(4)

(1)	The Broker Shares are offered continuously at a price equal to the then current net asset value (“NAV”) per share which will vary, plus any applicable sales load.

(2)	Assumes sales load of 3.0%. (Investments generally are subject to a sales load of up to 3.0%, subject to waiver. Certain types of investors will not be charged these fees. See “Purchases of Shares”).

(3)	These estimated proceeds assume the sale of all Broker Shares registered under this registration statement and do not reflect the deduction of expenses expected to be incurred by the Fund in connection with this offering of Shares of approximately $254,137. The Fund’s investment manager has agreed to reimburse the Fund’s principal underwriter, Legg Mason Investor Services, LLC, for certain expenses in connection with this offering. See “Distributor and Dealers.”

(4)	Total proceeds to the Fund assumes the sale of all shares of beneficial interest registered under this Registration Statement.

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the Master Fund, will provide its shareholders with access through investments in the Portfolio Funds to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies.

The Fund, through its investment in the Master Fund, seeks to produce investment returns that have lower risk than traditional long-only investments and over time produce above-market returns. The combination of various Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional long-only funds is expected to produce a portfolio that is less volatile than the general market and less correlated to the general market than traditional long-only funds investing in the same market.

The Sub-Adviser (as defined below) will not invest more than 20% of the Master Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. “Managed assets” means net assets plus the principal amount of any borrowings and assets attributable to any preferred shares that may be outstanding. There is no minimum or maximum number of Portfolio Funds in which the Master Fund may invest. The Fund, through its investment in the Master Fund, may invest in various Portfolio Fund structures including limited partnerships, limited liability companies, offshore corporations, joint ventures and other investment vehicles. The Portfolio Funds may employ any investment strategy or technique and may invest in securities of issuers in any region or country. The Fund cannot guarantee that its investment objective will be achieved or that its portfolio design and risk monitoring strategies will be successful. See “Risk Factors.”

Legg Mason Investor Services, LLC (“LMIS”), an affiliate of Legg Mason Partners Fund Advisor, LLC (“LMPFA”) and the Sub-Adviser, acts as principal underwriter and distributor for the Fund’s Shares and serves in that capacity on a best efforts basis, subject to various conditions. The principal business address of LMIS is 100 International Drive, Baltimore, Maryland 21202. Additional dealers or other financial intermediaries may be appointed by LMIS (each, a “Dealer”). The sales load for any one shareholder is payable to either LMIS or a Dealer, as applicable, and is charged as a percentage of a prospective shareholder’s purchase amount. The sales load represents a payment in addition to the shareholder’s investment. The sales load will be subtracted from a prospective shareholder’s purchase amount and will neither constitute an investment made by the shareholder in

ii

the Fund nor form part of the assets of the Fund. Dealers generally will receive all or a portion of the sales load with respect to Broker Shares purchased by their customers. LMIS may receive a portion of any sales load paid to a Dealer. LMPFA, a Delaware limited liability company, serves as the Fund’s and the Master Fund’s investment manager. EnTrustPermal Management LLC (the “Sub-Adviser”), a Delaware limited liability company and affiliate of LMPFA, serves as the Fund’s and the Master Fund’s investment sub-adviser.

Only Broker Shares are offered through this Prospectus. Broker Shares will be sold only to investors qualifying as “Eligible Investors” as described in this Prospectus. Eligible Investors must meet the definition of “accredited investor” as defined in Regulation D under the 1933 Act.

Before making an investment decision, an investor and/or his/her adviser should consider factors such as personal net worth, income, age, risk tolerance, and liquidity needs. Short-term investors and investors who cannot bear the loss of some or all of their investment or risks associated with limited liquidity should not invest in the Fund. See “Risk Factors—Risks Related to an Investment in the Fund—Limited Liquidity” on page 40 of this Prospectus.

You should read this Prospectus, which contains important information about the Fund that you should know, before deciding whether to invest, and retain it for future reference. A Statement of Additional Information, dated                 , 2016, as it may be amended (the “SAI”), containing additional information about the Fund, has been filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI (the table of contents of which is on page 85 of this Prospectus), annual and semi-annual reports to shareholders (when available), and additional information about the Fund, or make shareholder inquiries, by calling (800) 822-5544, by writing to the Fund or visiting the Fund’s website (http://www.permalhsf.com). The information contained in, or accessed through, the Fund’s website is not part of this Prospectus. You may also obtain a copy of the SAI (and other information regarding the Fund) from the SEC’s Public Reference Room in Washington, D.C. Information relating to the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. Such materials, as well as the Fund’s annual and semi-annual reports (when available) and other information regarding the Fund, are also available on the SEC’s website (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov or make a request in writing to the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549-0102.

The Fund’s Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other governmental agency.

PRIVACY POLICY STATEMENT

The Fund, LMPFA and the Sub-Adviser collect non-public personal information about investors from information received on subscription documents and other forms and information required in connection with a subscription for Shares and information concerning shareholders’ transactions with the Fund. The Fund, LMPFA and the Sub-Adviser will not disclose any non-public personal information relating to current or former investors except in connection with the administration, processing and servicing of repurchases and subscriptions or to the Fund’s accountants and attorneys, in each such case subject to customary undertakings of confidentiality. The Fund, LMPFA and the Sub-Adviser restrict access to non-public personal information relating to investors to personnel of the Fund, LMPFA, the Sub-Adviser and other personnel who need to know that information in connection with the operation of the Fund. The Fund maintains physical, electronic and procedural controls in keeping with U.S. federal standards to safeguard the Fund’s non-public personal information relating to investors.

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You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

PROSPECTUS SUMMARY

This is only a summary. This summary does not contain all of the information that you should consider before investing in the Fund’s Broker Shares. You should review the more detailed information contained elsewhere in this Prospectus, especially the information under the heading “Risk Factors.”

The Fund	Permal Hedge Strategies Fund II (the “Fund”) is a Maryland statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund is a “feeder” fund in a “master-feeder” structure and invests substantially all of its investable assets in the Master Fund (as defined below).

The Master Fund	Permal Hedge Strategies Portfolio (the “Master Fund”) is a statutory trust under the laws of the State of Maryland and is registered under the 1940 Act as a closed-end, non-diversified management investment company. The Master Fund is a “master” fund in a “master-feeder” structure. The Master Fund has the same investment objective as the Fund. The Master Fund employs a “fund-of-hedge funds” investment program that provides a means for the Fund to participate in investments in private investment vehicles, typically referred to as hedge funds (“Portfolio Funds”), by providing a single portfolio of interests in underlying Portfolio Funds, which are managed by a number of third-party investment managers (the “Portfolio Managers”). Assets of the Master Fund are actively managed.

The Offering	The Fund is offering its shares of beneficial interest on a continuous basis through Legg Mason Investor Services, LLC (“LMIS”). The Fund’s shares of beneficial interest, par value $.00001 per share, are referred to herein as the “Shares” or the “Broker Shares.” The Broker Shares offered hereby are offered at the net asset value per share of the Broker Shares, plus any applicable sales load. Broker Shares will be sold only to investors qualifying as “Eligible Investors” as described in this Prospectus.

Eligible Investors

The Fund will only sell Broker Shares to prospective investors who meet the definition of “accredited investor” as defined in Regulation D under the 1933 Act. Investors meeting these requirements are referred to in this Prospectus as “Eligible Investors.” Investors who are “accredited investors” as defined in Regulation D are generally persons having an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and having a reasonable expectation of reaching the same income level in the current year; individuals having a net worth (or joint net worth with his or her spouse) of at least $1 million, excluding the value of such individual’s primary residence; entities having total assets of at least $5 million or entities all of whose beneficial owners are themselves accredited investors. Existing shareholders purchasing additional Broker Shares must be Eligible Investors at the time of each additional subscription. Each prospective investor is required to certify as to such investor’s qualification as an Eligible Investor. See “Eligible Investors” and “Appendix C—Form of Investor Certification” in the SAI.

Investment Objective	The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. There is no assurance that the Fund will achieve its investment objective.

Investment Strategies	In seeking to achieve its objective, the Fund, through its investment in the Master Fund, will provide its shareholders with access through investments in the Portfolio Funds to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies.

The Fund, through its investment in the Master Fund, seeks to produce investment returns that have lower risk than traditional long-only investments and over time produce above-market returns. The combination of various Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional long-only funds is expected to produce a portfolio that is less volatile than the general market and less correlated to such market than traditional long-only funds investing in the same market. The Portfolio Funds may employ any investment strategy or technique and may invest in securities of any region or country.

Portfolio Fund Structure	Portfolio Funds are investment funds, typically organized as limited partnerships or limited liability companies, that are not generally required to register under the 1940 Act, because they do not publicly offer their securities and are restricted as to either the number of investors permitted to invest in the fund or as to the qualifications of persons eligible to invest (determined with respect to the value of investment assets held) in the fund. The Fund, through its investment in the Master Fund, will typically invest in Portfolio Funds that are exempt from registration pursuant to Section 3(c)(7) of the 1940 Act, and thus require their investors to be “qualified purchasers.” A “qualified purchaser” generally is an individual with at least $5 million in investment assets or an entity with at least $25 million in investment assets. These types of investment funds are commonly known as hedge funds. A hedge fund is an investment structure for a private investment pool which may invest in a wide range of securities using a variety of investment strategies.

Portfolio Fund Strategy	Portfolio Funds typically have wide latitude to pursue investment programs designed to produce positive returns.

The typical Portfolio Fund has greater investment flexibility than investment funds registered under the 1940 Act (such as mutual funds and most other registered investment companies) as to the types of securities owned, the types of trading strategies employed, and in many cases, the amount of leverage it may use. For example, Portfolio Funds may invest in stocks, bonds, currencies, commodities and their derivatives, and a variety of other types of securities; and they may take long, short, spread, option or other types of positions in any of these securities. Hence Portfolio Funds may be able to provide risk and return characteristics that cannot be duplicated by registered investment companies such as mutual funds, which have limits on the investment strategies they may employ.

Portfolio Managers may invest and trade in a wide range of instruments and markets, including, but not limited to, fixed income and other debt-related instruments (such as interest rate swaps or futures), currencies, financial futures, commodities and U.S. and non-U.S. equities and equity-related instruments (such as warrants, options and equity futures). In connection with their investment programs, Portfolio Managers will make use of a variety of sophisticated investment techniques that often involve, among other things, leveraging (borrowing money for investment purposes), short sales of securities, hedging and arbitrage techniques and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts, and options on futures. Portfolio Managers’ use of these techniques will be an integral part of their investment programs, and involves significant risks to the Fund, as an investor in the Master Fund. There is no limit on the exposure to derivative instruments an individual Portfolio Fund may undertake.

Investment Categories	The Fund, through its investment in the Master Fund, will invest primarily in Portfolio Funds that are managed by Portfolio Managers that employ a variety of alternative investment strategies that individually offer the potential for attractive investment returns. By investing in Portfolio Funds that employ a variety of investment strategies, the Sub-Adviser will attempt to limit the Master Fund’s overall investment exposure to any one general trend in fixed income and other markets that could impair the Fund’s ability, through its investment in the Master Fund, to achieve its investment objective.

The Sub-Adviser anticipates that the investment programs of the Portfolio Managers will fall within one of the following broad categories of alternative investment strategies traditionally employed by Portfolio Funds:

•	Global fixed income strategies, such as U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt;

•	Global event-driven strategies, such as risk arbitrage, distressed debt, special situations, activists; and

•	Global macro, such as discretionary, systematic and natural resources strategies.

The Sub-Adviser actively manages the Master Fund’s allocation of Portfolio Fund investments between Portfolio Funds that employ credit related strategies (e.g., global fixed income strategies) and non-credit related strategies (e.g., global event-driven and global macro strategies) based on the Sub-Adviser’s market outlook.

It is anticipated that under normal circumstances the Master Fund generally will allocate assets among approximately 20 to 40 Portfolio Funds. However, assets may be allocated to more than 40 or less than 20 Portfolio Funds at the discretion of the Sub-Adviser due to market conditions or the need for liquidity related to periodic repurchases of Shares, among other factors.

The Master Fund is not limited with respect to the types of investment strategies that Portfolio Managers may employ or the markets or instruments in which they invest. The types of investment strategies and instruments which the Portfolio Managers may employ and their respective risks are discussed under “Risk Factors” and “Investment Strategy and Process.” The Master Fund’s structure and its investment approach are intended to provide investors several advantages over direct investments in private investment funds, including the ability to invest in a professionally constructed and managed investment portfolio of private investment funds; access to a diverse group of Portfolio Managers that utilize varying investment styles and strategies; and reduced risk exposure that comes from investing with multiple Portfolio Managers that have exhibited low volatility of investment returns and low correlation to one another.

Most Portfolio Funds will invest primarily in marketable instruments, although certain Portfolio Funds may also invest in privately placed securities and other investments that are illiquid. Interests in the Portfolio Funds themselves will not be marketable. Shareholders should consider the Master Fund’s investments in Portfolio Funds to be illiquid.

Portfolio Managers are generally not limited as to the markets (either by location or type) in which they may invest or the investment discipline that they may employ. Portfolio Funds in which the Fund, through its investment in the Master Fund, will invest may include private investment limited partnerships, limited liability companies, joint ventures, other investment companies and similar entities managed by Portfolio Managers.

To the extent permitted by applicable regulations and except as expressly provided in this Prospectus, neither the name of the Fund nor any aspect of the Fund’s investment program is a fundamental investment policy of the Fund, and each can be changed by the Fund’s Board of Trustees without shareholder approval. In the event of such a change, shareholders would receive notice.

Although the Master Fund is not required to maintain exposure to any particular strategy, the Sub-Adviser anticipates that the Master Fund will typically gain exposure, through its investment in Portfolio Funds, to a number of common alternative investment strategies across markets and risk profiles. The Master Fund anticipates that its potential losses from an investment in a Portfolio Fund will generally be limited to the Master Fund’s investment in the Portfolio Fund (plus any appreciation thereon), subject to any indemnification provisions. See “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds, the Fund and the Master Fund—Indemnification of Portfolio Funds.” The Sub-Adviser will not invest more than 20% of the Master Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. “Managed assets” means net assets plus the principal amount of any borrowings and assets attributable to any preferred shares that may be outstanding. There is no minimum or maximum number of Portfolio Funds in which the Master Fund may invest.

Portfolio Funds, however, are not limited with respect to the types of investment strategies, including the investment strategies described above, that they may employ or the markets (including non-U.S. markets) or types of instruments in which they may invest.

In general, interests in the Portfolio Funds are not freely tradable and/ or have substantial transfer restrictions. In addition, the Portfolio Funds have no active trading market and generally have limited rights as to redemption or withdrawal. See “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds, the Fund and the Master Fund—Illiquidity of Investments in Portfolio Funds.”

To the extent that the Master Fund’s assets are not fully invested in Portfolio Funds or are not used to reduce the overall level of borrowing, the Master Fund intends to invest such assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government Securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Although the assets of the Fund generally will consist only of securities issued by the Master Fund and cash, the Fund may also invest directly in government securities and cash. See “Investment Strategy and Process.”

Portfolio Fund Expenses

Investors in Portfolio Funds, such as the Master Fund, accrue significant fees and expenses in connection with such investments. The Master Fund will normally pay the Portfolio Funds in which it invests a management fee on a monthly or quarterly basis, calculated based on the value of the Master Fund’s investment. Portfolio Funds may also charge incentive or performance allocations or fees, which usually entail a fixed percentage of profits. During the course of an investment in a Portfolio Fund investors bear ongoing operating and administrative expenses, including the cost of third-party service providers. Investors in Portfolio Funds may incur additional fees in connection with the redemption or withdrawal of Portfolio Fund interests. These expenses, fees, and allocations are in addition to those incurred directly by the Fund and indirectly by the Fund as an investor in the Master Fund. Fixed fees payable to Portfolio Managers of the Portfolio Funds will generally range from 1% to 3% (annualized) of the value of the Master Fund’s investment, and incentive allocations or fees will generally range from 15% to 30% of a Portfolio Fund’s net profits or performance. Investors could avoid the additional level of fees and expenses of the Fund by investing directly with the Portfolio Funds, although access to many Portfolio Funds may be limited or unavailable.

Portfolio Fund Selection Process	The Sub-Adviser decides how many Portfolio Funds the Master Fund will invest with and allocates assets to Portfolio Funds based upon, among other things, quantitative and qualitative techniques and risk management guidelines. Such quantitative and qualitative factors may include, but are not limited to, the general type of strategy employed; risk control policies and history; duration and speed of recovery from drawdowns (losses); depth of experience; organizational infrastructure; fee levels; reputation in the industry; ability to perform in up and down markets; and enhanced returns and/or lower volatility. The Fund and the Master Fund are both non-diversified under the 1940 Act and may thus concentrate their respective assets in fewer issuers than a fund that is organized as a “diversified” fund under the 1940 Act.

The Sub-Adviser may emphasize certain strategies that it believes are more likely to be profitable than others due to its assessment of prevailing market conditions. The Sub-Adviser may seek to diversify the Master Fund’s investments in Portfolio Funds by Portfolio Manager strategy, geographic region and sector and asset classes, among other factors. Based upon the number of available Portfolio Managers pursuing an investment strategy and the Sub-Adviser’s view of the investment potential and benefits of such strategy, certain of the Portfolio Funds selected by the Sub-Adviser may be allocated substantially larger portions of the Master Fund’s assets than other Portfolio Funds. The Sub-Adviser will conduct periodic reviews of each Portfolio Fund’s performance and make allocations and reallocations of Master Fund assets based upon an ongoing evaluation of investment performance, changes in the investment strategies or capabilities of Portfolio Funds and changes in market conditions within the framework of the Master Fund’s ability to withdraw assets from the Portfolio Funds.

Portfolio construction reflects both a top-down and bottom-up approach. The bottom-up process includes idea generation, due diligence and portfolio monitoring with respect to Portfolio Managers and Portfolio Funds. While Portfolio Manager selection is primarily a bottom-up approach, the Sub-Adviser establishes a top-down macroeconomic view that forms the basis for setting target allocations for each major strategy and region.

The Fund, through its investment in the Master Fund, will rely on the Sub-Adviser’s ability to select appropriate investment strategies and to select and monitor Portfolio Managers to implement such strategies. Because the Sub-Adviser generally will not trade the Master Fund’s assets itself (other than in allocating assets to Portfolio Funds), prospective investors should consider that their return will be largely dependent on the ability of the Sub-Adviser to select Portfolio Managers who perform well over time for the Master Fund.

The Sub-Adviser anticipates that the number and identity of Portfolio Funds will vary over time, at the Sub-Adviser’s discretion, as a result of allocations and reallocations among existing and new Portfolio Funds and the performance of each Portfolio Fund as compared to the performance of the other Portfolio Funds. The Sub-Adviser may select new Portfolio Funds, or redeem or withdraw from Portfolio Funds, subject to redemption or withdrawal limitations set forth by the Portfolio Funds, at any time without prior notice to, or the consent of, shareholders in the Master Fund or the Fund. There is no minimum or maximum number of Portfolio Funds in which the Master Fund must be invested.

Investment Limitations of the Master Fund	The Fund invests substantially all of its assets in the Master Fund. The Sub-Adviser will not invest more than 20% of the Master Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. In addition, the Master Fund will at all times limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund’s outstanding voting securities, absent an SEC order (or assurances from the SEC staff) under which the Master Fund’s contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding voting securities will not be subject to various 1940 Act prohibitions on affiliated transactions. The prohibitions on affiliate transactions imposed by the 1940 Act are intended to prevent over-reaching of a registered investment company by an affiliate. However, to permit the investment of more of its assets in Portfolio Funds that do not have many investors but are deemed attractive by the Sub-Adviser, the Master Fund may purchase non-voting securities (securities from a class of shares with no voting rights) of Portfolio Funds, subject to a limitation that the Master Fund will not purchase voting and non-voting interests in a Portfolio Fund that in the aggregate represent 25% or more of the Portfolio Fund’s outstanding equity.

The Master Fund may elect to hold non-voting securities in Portfolio Funds or waive the right to vote in respect of a Portfolio Fund. In such cases, the Master Fund will not be able to vote on matters that require the approval of the shareholders of the Portfolio Fund, including matters adverse to the Master Fund’s interests. The Master Fund does not intend to acquire a sufficient percentage of the economic interests in any Portfolio Fund to cause the Master Fund to control any Portfolio Fund. Applicable securities rules and interpretations may limit the percentage of voting or non-voting securities of any Portfolio Fund that may be held by the Master Fund.

As a general matter, the Portfolio Funds in which the Fund, through its investment in the Master Fund, will invest, unlike public companies, typically do not provide their shareholders with an ability to vote (except under quite limited circumstances). The Master Fund’s practices regarding investment in non-voting securities or waivers of voting rights are, therefore, not expected to adversely affect the Master Fund’s operations. Nonetheless, it is possible these practices will prevent the Master Fund from participating in voting on a particular issue to the maximum extent available to other shareholders. When deciding to forego or waive voting rights, the Sub-Adviser considers the interests of the Fund and the Master Fund. The Master Fund has not established specific written procedures relating to this process.

Indemnification	Investors in Portfolio Funds, such as the Master Fund, indemnify Portfolio Funds both directly and indirectly in connection with their investments. Investors in a Portfolio Fund indemnify the Portfolio Fund directly for breaches of the representations and warranties they make in the subscription agreement governing the terms of their investment in a Portfolio Fund. Portfolio Fund general partners, Portfolio Managers, directors, their affiliates and their respective owners, employees, officers and agents (“Covered Persons”), will generally not be liable to the Portfolio Fund or any investor in a Portfolio Fund for any act or omission taken, suffered or made by such Covered Person, except for certain specified conduct, which generally includes acts exhibiting bad faith, gross negligence or willful misfeasance (“Disabling Conduct”). Portfolio Funds will generally indemnify each Covered Person against all claims, damages, liabilities, costs and expenses, including legal fees, to which such Covered Person may be or become subject relating to or arising out of the activities of a Portfolio Fund, or otherwise relating to or arising out of the Portfolio Fund’s organizational documents that took place during the time such Covered Person was a director, officer, partner, member, manager, employee or shareholder of the Portfolio Fund, except to the extent that such claims, damages, liabilities, costs or expenses resulted from such person’s own Disabling Conduct. The investors in a Portfolio Fund ultimately bear the cost of such indemnification.

In general, an investor in a Portfolio Fund is directly liable to the Portfolio Fund for amounts owed pursuant to indemnification obligations in a subscription agreement. The potential liability pursuant to such indemnification may exceed an investor’s investment in a Portfolio Fund. For other matters, an investor in a Portfolio Fund, such as the Master Fund, solely by reason of being an investor in a Portfolio Fund, is liable for debts and obligations of the Portfolio Fund only to the extent of its interest in the Portfolio Fund, its obligation to return funds wrongfully distributed to it and its obligation to make payments pursuant to the next sentence. In order to meet a particular debt or obligation, an investor or former investor may be required to make additional contributions or payments up to, but in no event in excess of, the aggregate amount of returns of capital and other amounts actually received by it from the Portfolio Fund during or after the fiscal year to which such debt or obligation is attributable; provided, that any such additional contributions will generally be made by such investors or former investors, as applicable, on a pro rata basis. See “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds, the Fund and the Master Fund—Indemnification of Portfolio Funds.”

Leverage	Subject to limitations imposed by the 1940 Act, the Fund and Master Fund (as applicable) may borrow money from time to time. The Fund and Master Fund (as applicable) currently intend to limit borrowings to those made (i) on a short-term basis and (ii) for the purpose of (a) repurchasing shares of the Fund/Master Fund in the event that the Fund/Master Fund has no available cash or immediately available liquid investments, (b) paying fees and expenses, (c) making any investments in Portfolio Funds prior to the availability of cash or immediately available liquid investments (i.e., bridge financing for portfolio management purposes and not to leverage investments) and/or (d) meeting distribution requirements for eligibility of the Fund/Master Fund to be treated as a regulated investment company that would otherwise result in the liquidation of investments. The Fund will not incur leverage during its first year of operations. Although LMPFA does not generally intend to operate the Master Fund on a leveraged basis (including during its upcoming year of operations), under some circumstances the Master Fund could be leveraged for an extended period of time.

Many Portfolio Funds in which the Master Fund will invest utilize leveraging and/or hedging techniques. The use of leveraging techniques, which may include borrowing on margin by the Portfolio Funds, may increase the volatility of the value of the Master Fund’s investments in Portfolio Funds and, in turn, the Fund’s Shares. The use of hedging techniques by the Portfolio Managers, which may include the use of short sales, may reduce the potential loss resulting from a general market decline, but may also restrain maximum capital growth in times of a general market rise. See “Risk Factors—Risks Related to an Investment in the Fund—Use of Leverage.”

Distributions

The Fund intends to distribute net investment income and capital gains annually, although it reserves the right to distribute less than all of such income and gains and pay any corresponding excise tax and corporate income tax, provided that the Fund maintains its eligibility to be taxed as a regulated investment company. Unless you elect to receive distributions in cash (i.e., opt out), all of your distributions, including any capital gains distributions on your Broker Shares, will be automatically reinvested in additional Broker Shares under the Fund’s Dividend Reinvestment Plan. See “Distributions” and “Dividend Reinvestment Plan.”

Manager	Legg Mason Partners Fund Advisor, LLC (“LMPFA”) is the Fund’s and the Master Fund’s investment manager. LMPFA, a wholly-owned subsidiary of Legg Mason Inc. (“Legg Mason”), is a registered investment adviser with offices at 620 Eighth Avenue, New York, New York 10018 and is responsible for administrative and management services to the Fund. As of March 31, 2016, LMPFA’s total assets under management were approximately $209.1 billion. Legg Mason is a global asset management firm. As of March 31, 2016, Legg Mason’s asset management operation had aggregate assets under management of approximately $669.6 billion. LMPFA has limited experience managing a registered fund of hedge funds.

In consideration of the advisory and other services provided by LMPFA to the Master Fund pursuant to a management agreement, the Master Fund pays LMPFA an annual fee, payable monthly, in an amount up to 1.10% of the Master Fund’s average monthly managed assets.

The management fee and related terms of the Fund’s management agreement with LMPFA are substantially the same as the terms of the Master Fund’s management agreement with LMPFA. To the extent the Fund invests all or substantially all of its assets in the Master Fund, the management fee of the Fund will be reduced by the management fee allocated to the Fund by the Master Fund. The Fund’s shareholders bear an indirect share of the management fee payable by the Master Fund to LMPFA through the Fund’s investment in the Master Fund.

The Master Fund pays a management fee to LMPFA (which in turn pays a portion of such fee to the Sub-Adviser) based on a percentage of the Fund’s Managed Assets. LMPFA will base its decision regarding whether and how much leverage to use for the Master Fund on its assessment of whether such use of leverage will advance the Master Fund’s investment objective. A decision to increase the Master Fund’s leverage, however, will have the effect, all other things being equal, of increasing Managed Assets and therefore LMPFA’s and the Sub-Adviser’s fees. Consequently, LMPFA and the Sub-Adviser may have a conflict of interest in determining whether to increase the Master Fund’s use of leverage. LMPFA will seek to manage that potential conflict by only increasing the Master Fund’s use of leverage when it determines that such increase is consistent with the Master Fund’s investment objective, and by periodically reviewing the Master Fund’s performance and use of leverage with the Master Fund’s Board of Trustees. If a management fee is paid by the Fund in the future, a similar conflict of interest will exist between the Fund, on the one hand, and LMPFA and the Sub-Adviser, on the other.

Sub-Adviser	EnTrustPermal Management LLC (the “Sub-Adviser”), a limited liability company formed under the laws of the State of Delaware, is the investment sub-adviser of the Fund and the Master Fund. The Sub-Adviser, with offices at 900 Third Avenue, New York, NY 10022, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Subject to the oversight of LMPFA and the Board of Trustees, the Sub-Adviser provides day-to-day portfolio management with respect to the Fund’s and the Master Fund’s assets.

The Sub-Adviser has approximately 40 years of experience in managing funds of hedge funds that are not registered as investment companies under U.S. law (although some are registered under the regulatory framework of foreign jurisdictions, such as the Undertaking For Collective Investment in Transferable Securities (UCITS)).

The Sub-Adviser is a member of The Permal Group and is owned indirectly by Permal Group Ltd., a holding company of an international financial group of companies. The Permal Group is one of the largest fund-of-funds investment firms in the world with approximately $16.4 billion in assets under management at March 31, 2016. The Sub-Adviser had approximately $ billion in assets under management at March 31, 2016.

On May 2, 2016, Legg Mason completed the acquisition of a majority ownership interest in EnTrust Capital (“EnTrust”) and combined EnTrust with The Permal Group (the “Combination”). As a result of the Combination, a new holding company named EnTrustPermal LLC was formed for the combined EnTrust and The Permal Group businesses, with Legg Mason owning 65% and Gregg S. Hymowitz, EnTrust’s Co-founder and Managing Partner, and entities controlled by him, owning 35%. In addition, the Sub-Adviser was renamed EnTrustPermal Management LLC and is a separate subsidiary of EnTrustPermal LLC. The Combination is not expected to have any substantial effect on the Fund, the Master Fund or their shareholders. The fees paid under the subadvisory agreements remain identical.
LMPFA, and not the Master Fund, pays an amount equal to 1.00% of the Master Fund’s average monthly managed assets to the Sub-Adviser for the investment advisory and day-to-day portfolio management services it provides to the Master Fund.

In addition, LMPFA, and not the Fund, will pay an amount equal to 1.00% of the Fund’s average monthly managed assets to the Sub-Adviser for the investment advisory and day-to-day portfolio management services it provides to the Fund, except to the extent the management fee payable to LMPFA by the Fund is reduced because the Fund invests its assets in the Master Fund.

Service Provider

The Bank of New York Mellon has been appointed by the Fund and the Master Fund to provide certain record-keeping, accounting, financial and related reporting, investor-related and anti-money laundering services to the Fund and the Master Fund (in such capacity, the “Service Provider”). Fees payable to the Service Provider for these services, and reimbursement for the Service Provider’s out-of-pocket expenses, are paid by the Fund or the Master Fund, as applicable. See “Services.”

Distributor; Dealers; Sales Load	Legg Mason Investor Services, LLC (“LMIS”) is the principal underwriter and distributor of the Shares and serves in that capacity on a best-efforts basis, subject to various conditions. Additional dealers or other financial intermediaries may be appointed by LMIS (each, a “Dealer”). The sales load for any one shareholder is payable to either LMIS or a Dealer, as applicable, and is charged as a percentage of a prospective shareholder’s purchase amount. The sales load represents a payment in addition to the shareholder’s investment. The sales load will be subtracted from a prospective shareholder’s purchase amount and will neither constitute an investment made by the shareholder in the Fund nor form part of the assets of the Fund. Dealers generally will receive all or a portion of the sales load with respect to Broker Shares purchased by their customers. LMIS may receive a portion of any sales load paid to a Dealer.

Pursuant to the terms of the Shareholder Services and Distribution Plan (the “Shareholder Plan”), the Fund pays LMIS an annual fee, payable monthly, of 0.25% of average monthly net assets, for shareholder services (the “Shareholder Services Fee”) provided by LMIS to Broker shareholders and an annual fee, payable monthly, of 0.55% of average monthly net assets, for distribution services for Broker Shares (the “Distribution Fee”) provided by LMIS. LMIS will generally pay substantially all of these ongoing fees to Dealers, except with respect to Broker Shares sold by LMIS.

Investments in the Fund’s Broker Shares may be subject to a maximum sales load not to exceed 3.0% of the amount invested. See “Purchases of Shares.” Dealers generally will receive all or a portion of the sales load with respect to the Broker Shares purchased by their customers. LMIS may receive a portion of any sales load paid to a Dealer. In addition, LMPFA, LMIS, the Sub-Adviser or their affiliates may pay a fee out of their own resources to Dealers for distribution of the Shares and account services.

Dealers may charge a separate fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. These fees are in addition to the sales load. Such a fee will be in addition to any fees (including the sales load) charged or paid by the Fund and will reduce the amount of an investor’s investment in the Fund. The payment of any such fees, and their impact on a particular investor’s investment returns, would not be reflected in the returns of the Fund. Investors should direct any questions regarding such fees to the relevant Dealer. See “Purchases of Shares.”

The services of LMIS and Dealers differ from those offered by the Sub-Adviser and the Service Provider. The Sub-Adviser provides day-to-day portfolio management with respect to the Fund’s and the Master Fund’s assets. The Service Provider provides accounting, investor and transfer agency services to the Fund, and also assists the Fund with its operational needs. LMIS and Dealers provide both distribution services (i.e., selling Broker Shares of the Fund) and investor servicing (i.e., direct personal assistance to Broker shareholders).

Expenses	LMPFA provides, or arranges at its expense for the provision of, certain management and administrative services to the Fund and the Master Fund. Among those services are: providing office space and other support services; maintaining and preserving certain records; preparing and filing various materials with state and U.S. federal regulators; providing legal and regulatory advice in connection with management and administrative services; and reviewing and arranging for payment of the Fund’s and the Master Fund’s expenses.

Fund Expenses. The Fund bears its own operating expenses (including, without limitation, its organization and offering expenses), which therefore will be borne by the Fund’s shareholders. Expenses borne by the Fund include, without limitation, organizational and initial offering expenses; ongoing offering expenses; a management fee (as applicable), trustees’ fees (including trustees and officers’ errors and omissions insurance); fidelity bond expenses; administrative expenses (including the fees and expenses of the Service Provider or any successor service providers); legal, tax, custodial, audit, professional, escrow, internal and external fund accounting, transfer agency and valuation expenses; corporate licensing and printing expenses; record keeping expenses; expenses incurred in communicating with shareholders, including the costs of preparing and printing reports to shareholders; and extraordinary expenses.

Master Fund Expenses. The Master Fund will bear its own similar fees and expenses, including the management fee and administrative expenses (including the fees and expenses of the Service Provider or any successor service providers). It also pays fees and expenses incidental to the purchase, holding and sale of interests in, and bears a pro rata share of the fees, including, but not limited to, any commitment fees, and expenses of, any Portfolio Fund and recurring investment-related expenses, including, but not limited to, the management fee, brokerage commissions, dealer mark-ups, and other transactions costs on cash management; interest expense on any borrowings; and any subscription or redemption charges imposed by the Portfolio Funds. These expenses are indirectly borne, on a pro rata basis, by the Fund.

Expense Limitation

LMPFA has agreed to waive fees and/or reimburse the expenses (including organization and offering expenses) to the extent necessary to ensure that the total annual Fund operating expenses attributable to the Broker Shares will not exceed 2.65% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). LMPFA is also permitted to recapture amounts forgone or reimbursed within three years after the year in which LMPFA earned the fee or incurred the expense if the total annual Fund operating expenses attributable to the Broker Shares have fallen to a level below the limit described above. In no case will LMPFA recapture any amount that would result in the total annual Fund operating expenses attributable to the Broker Shares exceeding the limit described above. These arrangements will continue until December 31, 2017. Any modification or termination of these arrangements prior to December 31, 2017 will require approval of the Board of Trustees.

Custodian and Transfer Agent	The Bank of New York Mellon serves as custodian of the Fund’s and the Master Fund’s assets. The Bank of New York Mellon serves as the Fund’s transfer agent. See “Custodian and Transfer Agent.”

Purchases of Shares	The minimum initial investment in the Broker Shares is $25,000. The minimum additional investment generally is $10,000. The Fund, in its sole discretion, may accept investments below these minimums, and may accept investments that are reduced below such minimums due to the assessment of fees charged directly by Dealers for services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Dealers may impose different investment minimums.

The Fund intends to accept initial and additional purchases of Broker Shares made by Eligible Investors as of the first business day of each calendar month. Broker Shares will be sold at their net asset value per share plus any applicable sales load and may be offered more or less frequently as determined by the Fund’s Board in its sole and absolute discretion. Generally, purchases are subject to the receipt of immediately available funds at least three (3) business days prior to the applicable purchase date. The investor, however, will not become a shareholder of the Fund and will have no other rights (including, without limitation, any voting rights) under the Fund’s Declaration of Trust until the purchase date. The investor must also generally submit the completed Investor Certification set forth in Appendix C to the SAI (for initial purchases) and/or such other required documentation as required by the Fund (for both initial and subsequent purchases) at least eight (8) calendar days before the applicable purchase date. However, investors must confirm specific deadlines for receipt of funds and submission of the Investor Certification with their Dealer, as certain Dealers may have different deadlines than the foregoing. An investor who misses such deadlines will have the effectiveness of its investment in the Fund delayed until the following month, with such investor’s purchase amounts to be held in the account with the Service Provider until such time. The Fund reserves the right to reject, in whole or in part, any purchase of Broker Shares and may suspend the offering of Broker Shares at any time and from time to time.

Generally speaking, the Portfolio Funds in which the Fund invests have similar subscription processes as the Fund. For example, a Portfolio Fund will typically require receipt of cleared funds several business days prior to the date an investor begins participating in the Portfolio Fund’s returns. As such, the subscription process described above, including acceptance by the Fund of a prospective shareholder’s subscription at least three (3) business days prior to the applicable purchase date, is designed in part to ensure the Fund will be able to invest in Portfolio Funds in a timely manner.

Despite funds being required at least three (3) business days prior to the applicable purchase date, as discussed above an investor does not become a shareholder of the Fund and has no other rights (including, without limitation, any voting rights) under the Fund’s Declaration of Trust until the applicable purchase date. Between the time the Fund accepts an investor’s funds and when the investor becomes a shareholder of the Fund, such investor will not participate in the Fund’s returns and will be treated as a general unsecured creditor of the Fund with respect to the applicable funds, which the Fund may utilize to purchase Portfolio Funds.

LMIS has been, and the Dealers may be, retained to assist in the offer and sale of Shares and to provide certain shareholder services and will generally be entitled to a sales load for such services. LMIS is the Fund’s distributor for the Broker Shares, and serves in that capacity on a best efforts basis, subject to various conditions. LMIS and Dealers may charge investors a sales load in connection with the purchase of Broker Shares. See “Summary of Fund Expenses” and “Purchases of Shares.”

The sales load represents a payment in addition to the shareholder’s investment.

The sales load will be subtracted from the purchase amount and will not constitute an investment by the investor in the Fund. The sales load may be adjusted or waived at the discretion of LMIS or Dealers. The sales load may also be waived in connection with sales to certain investors in the discretion of LMIS or Dealers.

Dealers generally will receive all or a portion of the sales load with respect to the Broker Shares purchased by their customers. Dealers may charge a separate fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee will be in addition to any fees (including the sales load) charged or paid by the Fund and will reduce the amount of an investor’s initial or subsequent investment in the Fund. The payment of any such fees, and their impact on a particular investor’s investment returns, would not be reflected in the returns of the Fund. Investors should direct any questions regarding such fees to the relevant Dealer.

The Fund is authorized to pay recordkeeping fees to Dealers for certain recordkeeping services and sub-accounting services.

Repurchases of Shares

No shareholder has the right to require the Fund to redeem any of its Shares. The Fund may from time to time repurchase Shares from shareholders pursuant to written tenders by shareholders, and on those terms and conditions as the Board may determine in its sole and absolute discretion. Tender offers will apply to repurchases of whole Shares and tenders of any fractional shares will be rounded to the nearest whole number in the discretion of the Fund. The Fund may elect to repurchase less than the full amount that a shareholder requests to be repurchased. The Fund anticipates that each such repurchase offer will generally be limited to between 5% and 25% of the net assets of the Fund, subject to modification in the sole and absolute discretion of the Board. There is no guarantee that any such repurchase offer shall occur.

In determining whether the Fund should offer to repurchase Shares from shareholders pursuant to repurchase requests, the Board may consider, among other things, the recommendation of LMPFA, in consultation with the Sub-Adviser, as well as a variety of other operational, business, legal and economic factors. LMPFA, in consultation with the Sub-Adviser, expects that generally it will recommend to the Board that the Fund offer to repurchase Shares from shareholders on a quarterly basis based on Fund valuation on or about March 31, June 30, September 30 and December 31 of each year. The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares.

If a repurchase offer is oversubscribed by shareholders who tender Shares, the Fund will generally repurchase a pro rata portion of the Shares tendered by each shareholder. However, the Board, in its sole and absolute discretion, subject to applicable law, may amend a tender offer to include all or part of the oversubscribed amounts. In addition, the Fund has the right to repurchase Shares of shareholders if the Fund determines that the repurchase is in the best interests of the Fund or upon the occurrence of certain events. See “Repurchases of Shares.”

A shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $25,000 in the Fund. The Fund reserves the right to reduce the amount to be repurchased from a shareholder so that the required minimum account balance is maintained.

The Fund’s assets will consist primarily of its interest in the Master Fund. Therefore, in order to finance the repurchase of Shares pursuant to tender offers, the Fund may find it necessary to liquidate all or a portion of its interest in the Master Fund. Because shares in the Master Fund may not be transferred, the Fund may withdraw a portion of its interest only pursuant to repurchase offers by the Master Fund. The Master Fund’s Board expects that the Master Fund will conduct repurchase offers on a quarterly basis in order to permit the Fund to meet its obligations under its repurchase offers.

Transfers of Shares

There is no public market for the Fund’s Shares and none is expected to develop. The Fund will not list its Shares on a stock exchange or similar market. With very limited exceptions, Shares are not transferable, and liquidity for investments in Shares may be provided only through periodic repurchase offers by the Fund. If a shareholder attempts to transfer Shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

A shareholder may assign, transfer, sell, encumber, pledge or otherwise dispose of (each, a “transfer”) its Shares (or a portion thereof) only (1) by operation of law pursuant to the death, divorce, bankruptcy, or incompetence of the shareholder; or (2) under certain other circumstances, with the consent of the Fund (which may be withheld in the sole and absolute discretion of the Fund’s Board and is expected to be granted, if at all, only under extenuating circumstances).

The Fund generally will not consent to a transfer of Shares by a shareholder unless (i) such transfer is to a single transferee or to members of such shareholder’s immediate family (brothers, sisters, spouse, parents and children), or (ii) after the transfer of Shares, the balance of the account of each of the transferee and transferor is at least $25,000. A shareholder transferring Shares may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund or LMPFA in connection with the transfer. In connection with any request to transfer Shares, the Fund may require the shareholder requesting the transfer to obtain, at the shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. See “Transfers of Shares.”

Certain Tax Considerations	The Fund has elected to be treated, and intends to qualify annually, as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Subchapter M imposes strict requirements for the diversification of a RIC’s investments, the nature of a RIC’s income and a RIC’s distribution and timely reporting of income and gains. For each taxable year that the Fund so qualifies, the Fund will not be subject to U.S. federal income tax on that part of its taxable income that it distributes to its shareholders. Taxable income consists generally of net investment income and any capital gains.

The Fund intends to distribute net investment income and capital gains annually, although it reserves the right to distribute less than all of such income and gains and pay any corresponding excise tax and corporate income tax. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The Fund will inform its shareholders of the amount and character of the distributions it makes to them.

The Master Fund intends to be treated as a partnership for U.S. federal income tax purposes for as long as it has at least two members. As a result, the Master Fund will itself not be subject to U.S. federal income tax. Rather, each of the Master Fund’s shareholders, including the Fund, will be required to take into account, for U.S. federal income tax purposes, its allocable share of the Master Fund’s items of income, gain, loss, deduction and credit. See “Certain Tax Considerations.”

Selected Risk Considerations	The Fund’s and the Master Fund’s investment program is speculative and entails substantial risks. The following is a summary of certain of these risks. It is not complete and you should read and consider carefully the more complete list of risks described below under “Risk Factors” before purchasing our Shares in this offering.

Principal risks associated with investing in the Fund include, but are not limited to, the following:

•

An investment in the Fund is not suitable for all investors. Investors in the Fund may incur substantial, or even total, losses on their investment. No assurance can be given that the Fund’s investment objective will be achieved.

•

The Fund and the Master Fund are non-diversified investment companies that are not limited by the 1940 Act in the percentage of their assets that they may allocate to the securities of any one issuer. The Sub-Adviser, however, will not invest more than 20% of the Master Fund’s managed assets (measured at the time of investment) in any underlying Portfolio Fund.

•	The Fund is heavily reliant on the Sub-Adviser and on certain key employees of the Sub-Adviser.

•

The valuation of the Master Fund’s investments in the underlying Portfolio Funds is ordinarily determined in accordance with the Master Fund’s valuation procedures. The Master Fund anticipates that its Portfolio Fund investments will be fair valued under the supervision of the Master Fund’s Board of Trustees, primarily in reliance upon valuations provided by the Portfolio Funds’ third party administrators. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and will be fair valued by the Portfolio Managers and/or their administrators. A Portfolio Manager may face a conflict of interest in valuing such securities since their values affect the Portfolio Manager’s compensation. However, in most cases, neither the Sub-Adviser nor the Master Fund’s Board of Trustees will be able to directly confirm independently the accuracy of the net asset value of an underlying Portfolio Fund provided by the Portfolio Fund’s third party administrator (which valuations are unaudited, except for year end valuations).

•

An investment in the Fund will have limited liquidity and is not suitable for an investor who needs liquidity. The Fund is a closed-end investment company, whose Shares are not listed on any securities exchange or traded in any other market and are subject to substantial restrictions on transfer. In addition, there is no assurance that a shareholder who requests the repurchase of its Shares will have such Shares repurchased.

Because the Fund, through its investment in the Master Fund, invests in Portfolio Funds, investors are subject to additional risks including, but not limited to, the following:

•	The Fund’s performance depends upon the performance of the Master Fund and its investments in the underlying Portfolio Funds,

the adherence of the Portfolio Funds to their selected strategies and the effectiveness of those strategies, the instruments used by the Portfolio Funds and the Sub-Adviser’s ability to select Portfolio Funds and Portfolio Managers and effectively allocate Master Fund assets among them.

•

The Master Fund will generally indemnify Portfolio Funds directly for breaches of representations and warranties made by the Master Fund in the subscription agreements governing the terms of its investments in Portfolio Funds. The potential liability pursuant to such indemnification may exceed the Master Fund’s investment in a Portfolio Fund. Portfolio Funds in which the Master Fund will invest will provide indemnification to their Portfolio Managers, directors, trustees and officers, among others, for liability and losses incurred or arising out of their performance of services, subject to certain limitations.

•

Portfolio Funds may invest in fixed income and other securities, including non-investment grade debt securities, and therefore, will be exposed to the risk of default by the issuers of such securities.

•

Portfolio Funds may invest in equity securities without limitation as to market capitalization, such as those issued by smaller capitalization companies, the prices of which may be more volatile than larger capitalization companies.

•

Portfolio Funds may invest in event-driven strategies, which entail investing in companies involved, or potentially involved, in significant corporate actions. Such investments are subject to the risk that the contemplated corporate actions do not occur or do not occur on the predicted schedule, and the risk of default, among others.

•

Interests in Portfolio Funds may be denominated in non-U.S. currencies, subjecting investors to the risk of unfavorable changes in currency exchange rates. In addition, Portfolio Funds may invest in securities of non-U.S. issuers, including those located in emerging markets, which are subject to additional risks such as unfavorable changes in currency exchange rates, restrictions on repatriation of investment income and capital, imposition of exchange control regulation by the U.S. or foreign governments, certain foreign or U.S. taxes and economic or political instability or disruptions in foreign countries. There is no limit on the percentage of the Master Fund’s assets that may be invested directly or indirectly in securities of non-U.S. issuers.

•

Portfolio Funds may use options and derivatives for hedging and non-hedging purposes, which involves a high degree of risk. There is no limit on the exposure to derivative instruments an individual Portfolio Fund may undertake.

•	Portfolio Funds may invest in distressed securities, which are particularly risky.

•	Portfolio Funds may invest in asset-backed securities, the value of which is linked to that of underlying collateral, which may be uncertain.

•	Portfolio Funds may sell securities they hold short, subjecting themselves to the theoretical risk of unlimited loss due to increases in the market prices of the securities sold short.

•	Portfolio Funds may invest without limitation in restricted and illiquid securities.

•	Portfolio Funds may be highly leveraged, thereby increasing the risk of volatility and loss. There is no limit on the amount of leverage an individual Portfolio Fund may utilize.

•

Certain Portfolio Funds (which may be responsible for a large portion of the Fund’s assets) may not be limited in the amount of assets that can be allocated to any single industry, sector or investment style or technique, thus subjecting themselves to greater risk and volatility than if assets had been allocated more broadly.

•

The Master Fund will invest in a number of Portfolio Funds, resulting in investment-related expenses that may be higher than if the Master Fund invested in only one Portfolio Fund. In addition, investments in Portfolio Funds will result in a summing of fees and expenses, in that a shareholder of the Fund must bear not only the fees, administrative expenses and other costs of the Master Fund, but also, to the extent of the Master Fund’s investment in Portfolio Funds, a portion of the fees, administrative expenses and other costs of such Portfolio Funds.

•

Portfolio Managers may engage in a high level of trading, generating substantial transaction costs to be borne by investors in the Portfolio Funds, including the Master Fund, regardless of the profitability of such transactions.

•

Performance or incentive allocations and fees payable to Portfolio Managers may encourage Portfolio Managers to make riskier or more speculative investments than those they would make if they were receiving only a fixed fee.

•

Investments in underlying Portfolio Funds will be illiquid. In addition, Portfolio Funds generally permit redemptions or withdrawals only at infrequent intervals and may charge investors fees for “early withdrawals.” Upon its withdrawal of all or a portion of its interest in an underlying Portfolio Fund, the Master Fund may receive securities that are illiquid or difficult to value.

•	Portfolio Funds in which the Master Fund will invest may engage in transactions with affiliates, to the potential detriment of investors, including the Master Fund.

•

Portfolio Funds make publicly available far less information than registered investment companies, such as the Fund. As a result, shareholders in the Master Fund and, as a result, shareholders in the Fund, will have limited information about the Portfolio Funds in which the Fund, through its investment in the Master Fund, invests.

•	Certain Portfolio Funds may be newly-formed entities with little or no operating history upon which the Sub-Adviser can evaluate potential performance.

•

The Master Fund may not be able to vote on matters that require the approval of the investors of an underlying Portfolio Fund, including a matter that could adversely affect the Master Fund’s investment in a Portfolio Fund.

•	Portfolio Managers may gain access to material, non-public information, which may limit their investment opportunities.

•

Some of the underlying Portfolio Funds may be organized outside of the United States. A Portfolio Fund organized outside of the United States may be subject to certain risks not present in a Portfolio Fund organized in the United States.

There are certain regulatory risks associated with an investment in the Fund, including the following:

•

Underlying Portfolio Funds generally will not be registered as investment companies under the 1940 Act or be subject to any other comprehensive regulatory scheme. As a result, Portfolio Funds will not provide investors, such as the Master Fund, with the same protections provided by registered investment companies.

•	Portfolio Managers may not be registered under the Advisers Act.

•

A change in law or regulatory requirements with respect to the Fund, the Master Fund or Portfolio Managers and/or Portfolio Funds in which the Master Fund invests may have a negative impact on the Fund’s performance.

There are certain tax risks associated with an investment in the Fund, including the following:

•	Failure to satisfy the diversification and distribution requirements of the Code could subject the Fund to excise taxes and regular corporate income taxes.

•

If a Portfolio Fund is classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes and the Fund or the Master Fund makes a valid election to mark to market its interest in the Portfolio Fund for U.S. federal income tax purposes, the Fund will be required to recognize as ordinary income each year the excess, if any, of the fair market value of its indirect interest in the Portfolio Fund at the end of the year over its adjusted tax basis in such interest. Alternatively, under certain circumstances the Master Fund may elect to treat the PFIC as a qualified electing fund (a “QEF”), which would result in the Master Fund recognizing income and gain each year based on its allocable share of the income and gain recognized by the QEF. Under either election, the income or gain recognized by the Fund may not be matched by corresponding cash distributions to the Master Fund, and the Master Fund may need to borrow money or to dispose of its interests in other Portfolio Funds in order to enable the Fund to make the distributions required in order to maintain the Fund’s status as a RIC and to avoid the imposition of a federal income tax and/or a nondeductible 4% excise tax. There can be no assurances, however, that the Master Fund will be successful in this regard and, accordingly, the Fund may not be able to maintain its status as a RIC.

•

The Fund may distribute dividends that are payable in cash or Shares at the election of each shareholder. In the event the Fund pays any such dividends, shareholders subject to U.S. federal income tax generally will be required to recognize the full amount of the dividend (including the portion payable in Shares) as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes.

Accordingly, the Fund should be considered a speculative investment and entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment. See “Risk Factors” beginning on page 38 of this prospectus.

Conflicts of Interests	The investment activities of LMPFA, the Sub-Adviser, LMIS, the Portfolio Managers and their respective affiliates, and their directors, trustees, managers, members, partners, officers, and employees (collectively, the “Related Parties”), for their own accounts and other accounts they manage, may give rise to conflicts of interest that potentially could disadvantage the Master Fund, the Fund and their respective shareholders. The Related Parties may provide other investment management services to other funds and discretionary managed accounts that follow investment programs which are similar to investment strategies of the Master Fund and the Fund. The Related Parties are involved with a broad spectrum of financial services and asset management activities, and may, for example, engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Master Fund and the Fund or the shareholders.

The trading activities of the Related Parties are carried out without reference to positions held directly or indirectly by the Master Fund and the Fund. In addition and more significantly, the Related Parties may be involved with other investment programs, investment partnerships or separate accounts that use Portfolio Managers or Portfolio Funds that are either already a part of the Master Fund’s portfolio or that may be appropriate for investment by the Master Fund. In some cases, these Portfolio Funds may be capacity constrained. The Related Parties are under no obligation to provide the Master Fund with capacity with respect to these Portfolio Funds and, accordingly, the Master Fund may not gain exposure or may achieve reduced exposure with respect to these Portfolio Funds. The Master Fund’s operations may give rise to other conflicts of interest that could disadvantage the Fund and the shareholders. See “Conflicts of Interest” in the SAI.

SUMMARY OF FUND EXPENSES

The following fee table and examples are intended to assist investors in understanding the costs and expenses that a Broker shareholder in the Fund will bear directly or indirectly. The Fund is a “feeder” fund in a “master-feeder” structure and invests substantially all of its assets in the Master Fund. The expenses associated with investing in the Master Fund, which is a “fund-of-hedge funds,” are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the investors in a fund-of-hedge funds, such as the Master Fund, also indirectly pay a portion of the fees and expenses, including performance-based compensation, charged at the underlying Portfolio Fund level. Some of the percentages indicated in the table below are estimates and may vary. The expenses shown in the table under “Other Expenses” and “Total Annual Fund Operating Expenses” are based on estimated amounts for the Fund’s first full year of operations and assuming no use of leverage. For a more complete description of the various fees and expenses of the Fund, see “Use of Proceeds,” “Management of the Fund,” “Services,” and “Repurchases of Shares.”

SHAREHOLDER TRANSACTION EXPENSES	Percentage of Offering Price
Maximum Sales Load (as a percentage of offering price)(1)	3.00%

ESTIMATED ANNUAL EXPENSES (as a percentage of net assets attributable to Broker Shares)	Percentage of Net Assets Attributable to Broker Shares
Management Fee(2)	1.10%
Shareholder Services Fee and Distribution Fee(3)	0.80%
Other Expenses(4)	1.64%
Acquired Fund Fees and Expenses(5)	3.90%
TOTAL ANNUAL FUND OPERATING EXPENSES	7.44%
Fee Waiver and/or Expense Reimbursement(6)	(0.89)%
TOTAL ANNUAL EXPENSES AFTER FEE WAIVER AND/OR EXPENSE REIMBURSEMENT	6.55%

(1)	LMIS or additional dealers or other financial intermediaries appointed by LMIS (each, a “Dealer”) may charge investors a sales load in connection with an investment in the Broker Shares. LMPFA, the Sub-Adviser, or their affiliates may pay a fee out of their own resources to LMIS and/or Dealers for distribution of Shares and account services. Dealers may charge a fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee will be in addition to any fees charged or paid by the Fund and is not a Fund expense, and thus not reflected above. Shareholders should direct any questions regarding such fees to LMIS or their Dealers. Shares are sold subject to a maximum sales load of up to 3.00%.
(2)	In consideration of the advisory and other services provided by LMPFA to the Master Fund pursuant to a management agreement, the Master Fund pays LMPFA an annual fee, payable monthly, in an amount equal to 1.10% of the Master Fund’s average monthly managed assets. The management fee and related terms of the Fund’s management agreement with LMPFA are substantially the same as the terms of the Master Fund’s management agreement with LMPFA. To the extent the Fund invests all or substantially all of its assets in the Master Fund, the management fee of the Fund will be reduced by the management fee allocated to the Fund by the Master Fund. The Fund’s shareholders bear an indirect share of the management fee payable by the Master Fund to LMPFA through the Fund’s investment in the Master Fund.
(3)	The Fund pays LMIS a Shareholder Services Fee of 0.25% of the Fund’s average monthly net assets attributable to Broker Shares and a Distribution Fee of 0.55% of the Fund’s average monthly net assets attributable to Broker Shares, each on an annualized basis. LMIS will generally pay substantially all of these ongoing fees to Dealers, except with respect to Broker Shares sold by LMIS.
(4)	The Fund bears its own operating expenses (including, without limitation, its organization and offering expenses), which therefore will be borne by the Fund’s shareholders. “Other Expenses” also include a pro rata portion of the Master Fund’s fees and expenses, excluding management fees.
(5)

The Acquired Fund Fees and Expenses include the Master Fund’s estimated share of operating expenses and performance-based incentive fees and allocations of the underlying Portfolio Funds in which the Fund, through its investment in the Master Fund, may invest. The costs incurred at the underlying Portfolio Fund level include management fees, administration fees, professional fees, incentive fees and allocations and other operating expenses. In addition, the underlying Portfolio Funds also incur trading expenses, including interest and dividend expenses, which are the by-product of leveraging or hedging activities employed by the Portfolio Managers in order to seek to enhance or preserve the Portfolio Funds’ returns. Brokerage and transaction costs incurred by Portfolio Funds and exchange-traded funds in which the Master Fund may invest are not included in Acquired Fund Fees and Expenses. The

Acquired Fund Fees and Expenses listed above are based upon a pro rata share of the fees and expenses of Portfolio Funds in which the Master Fund invested during the fiscal period from April 1, 2015 to March 31, 2016, as updated to reflect available data. The future fees and expenses of the Portfolio Funds may be substantially higher or lower because certain fees are based upon the performance of the Portfolio Funds, which may fluctuate over time. These indirect fees and expenses are not paid to LMPFA or the Sub-Adviser and represent the Master Fund’s cost of investing in the underlying Portfolio Funds. These fees are in addition to the Fund’s fees and expenses.
(6)	LMPFA has agreed to waive fees and/or reimburse expenses (including organization and offering expenses) to the extent necessary to ensure that the total annual Fund operating expenses attributable to the Broker Shares will not exceed 2.65% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses). LMPFA is also permitted to recapture amounts forgone or reimbursed within three years after the year in which LMPFA earned the fee or incurred the expense if the total annual Fund operating expenses attributable to the Broker Shares have fallen to a level below the limit described above. In no case will LMPFA recapture any amount that would result in the total annual Fund operating expenses attributable to the Broker Shares exceeding the limit described above or any lower limit then in effect. These arrangements will continue until December 31, 2017. Any modification or termination of these arrangements prior to December 31, 2017 will require approval of the Board of Trustees.

The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The assumed 5% annual return, which is required by the SEC, is not a prediction of, and does not represent, the projected or actual performance of the Fund.

Examples

You would pay the following fees and expenses (including the applicable sales load of $30) on a $1,000 investment, assuming a 5% annual return:

1 Year	3 Years	5 Years	10 Years
$93	$231	$363	$667

You would pay the following fees and expenses (including the applicable sales load of $750) on a $25,000 investment, assuming a 5% annual return:

1 Year	3 Years	5 Years	10 Years
$2,326	$5,793	$9,092	$16,661

The examples above are based on the estimated fees and expenses set out above. The examples should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. The rate of return of the Fund may be greater or less than the hypothetical 5% return used in the examples. A greater rate of return than that used in the examples would increase the dollar amount of the Fund’s pro rata portion of the management fee. The examples set forth above also include the “Acquired Fund (Portfolio Fund) Fees and Expenses” set forth in the fee table, an indirect expense of shareholders.

FINANCIAL HIGHLIGHTS

Set forth below is selected financial information that has been derived from the audited financial statements of the Fund for the fiscal years ended 2014, 2015 and 2016 and have been audited by KPMG LLP, the Fund’s independent registered public accounting firm and are incorporated by reference in the SAI.

For a Broker Share of beneficial interest outstanding throughout the period ended March 31, unless otherwise noted:

Broker Shares	2016	2015	2014[1]
Net asset value per share, beginning of year:	$10.39	$10.53	$10.00

Income (loss) from investment operations:[2]
Net investment loss	(0.26)	(0.26)	(0.21)
Net realized and unrealized gain (loss)	(0.72)	0.27	0.85

Total income (loss) from investment operations	(0.98)	0.01	0.64

Less distributions from:
Net investment income	(0.15)	(0.05)	(0.11)
Net realized gains	(0.19)	(0.10)	—

Total distributions	(0.34)	(0.15)	(0.11)

Net asset value per share, end of year:	$9.07	$10.39	$10.53

Total return[3]	(9.42)%	0.11%	6.45%
Net assets, end of year (000s)	$32,767	$38,078	$18,952
Ratios to average net assets:
Gross expenses[5,6]	3.54%	4.26%	7.17%[4]
Net expenses[5,6,7,8]	2.65%	2.65%	2.65%[4]
Net investment loss	(2.63)%	(2.56)%	(2.60)%[4]
Portfolio turnover[9]	16%[10]	5%	5%

The above ratios may vary for individual investors based on the timing of Fund share transactions during the period.

1	For the period June 28, 2013 (commencement of operations) to March 31, 2014.
2	Per share data for income (loss) from investment operations is computed using the net income (loss) for the period divided by the average monthly shares.
3	Performance figures, exclusive of sales charges, may reflect compensating balance arrangements, fee waivers and/or expense reimbursements. In the absence of compensating balance arrangements, fee waivers and/or expense reimbursements, the total return would have been lower. Past performance is no guaranteed of future results. The total returns for periods less than one year have not been annualized.
4	Annualized.
5	Does not include expenses of the Portfolio Funds in which Permal Hedge Strategies Portfolio invests.
6	Includes the Fund’s share of Permal Hedge Strategies Portfolio’s allocated expenses.
7	As a result of an expense limitation arrangement, the ratio of expenses (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses) to average net assets of Broker Shares did not exceed 2.65%. This expense limitation arrangement cannot be terminated prior to December 31, 2017 without the Board of Trustees’ consent.
8	Reflects fee waivers and/or expense reimbursements.
9	Represents the portfolio turnover rate of Permal Hedge Strategies Portfolio.
10	Includes an in-kind transfer where Permal Hedge Strategies Portfolio’s interests in a Portfolio Fund were transferred to another Portfolio Fund. Absent this transaction, the portfolio turnover would have been 14%.

USE OF PROCEEDS

The proceeds from the sale of Shares, excluding the amount of any sales load paid by investors and net of the Fund’s fees and expenses, will be invested by the Fund to pursue its investment objective and strategies as soon as practicable (and not later than 3 months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund.

THE FUND

Permal Hedge Strategies Fund II (the “Fund”) is a Maryland statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund invests substantially all of its assets in Permal Hedge Strategies Portfolio, which employs a “fund-of-hedge funds” investment program that provides a means for investors to participate in investments in Portfolio Funds, by providing a single portfolio of underlying Portfolio Funds which are managed by Portfolio Managers.

INVESTMENT OBJECTIVE

The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. In seeking to achieve its objective, the Fund, through its investment in the Master Fund, will provide its shareholders with access through investments in the Portfolio Funds to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies.

The Fund, through its investment in the Master Fund, seeks to produce investment returns that have lower risk than traditional long-only investments and over time produce above-market returns. The combination of various Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional long-only funds is expected to produce a portfolio that is less volatile than the general market and less correlated to such market than traditional long-only funds investing in the same market.

The Sub-Adviser of the Master Fund will not invest more than 20% of the Master Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. “Managed assets” means net assets plus the principal amount of any borrowings and assets attributable to any preferred shares that may be outstanding. There is no minimum or maximum number of Portfolio Funds in which the Master Fund may invest. The Fund, through its investment in the Master Fund, may invest in various Portfolio Fund structures including limited partnerships, limited liability companies, offshore corporations, joint ventures and other investment vehicles. The Portfolio Funds may employ any investment strategy or technique and may invest in securities of issuers in any region or country. The Fund cannot guarantee that its investment objective will be achieved or that its portfolio design and risk monitoring strategies will be successful. See “Risk Factors.”

Certain of the Fund’s investment policies are considered fundamental and may not be changed by the Fund’s Board of Trustees without the approval of the holders of a majority of the outstanding Shares (and preferred shares, if any). A “majority of the outstanding” shares means (i) 67% or more of the Shares present at a meeting, if the holders of more than 50% of the Shares outstanding are present or represented by proxy or (ii) more than 50% of the Shares outstanding, whichever of (i) or (ii) is less. See “Additional Investment Policies” for a complete list of the fundamental and non-fundamental investment policies of the Fund. There is no assurance that the Fund will achieve its investment objective.

INVESTMENT STRATEGY AND PROCESS

The combination of various Portfolio Funds that utilize alternative investment strategies and that are less correlated to the market than traditional long-only funds is expected to produce a portfolio that is less volatile than the general market and less correlated to such market than traditional long-only funds investing in the same market. The Fund will pursue its investment objective by investing substantially all of its assets in the Master Fund. The Master Fund will primarily invest in Portfolio Funds that employ a variety of alternative investment strategies. The Sub-Adviser will not invest more than 20% of the Master Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. There is no minimum or maximum number of Portfolio Funds in which the Fund, through its investment in the Master Fund, may invest.

Portfolio Fund Structure

Portfolio Funds are investment funds, typically organized as limited partnerships or limited liability companies, that are not generally required to register under the 1940 Act because they do not publicly offer their securities and are restricted as to either the number of investors permitted to invest in the fund or as to the qualifications of persons eligible to invest (determined with respect to the value of investment assets held) in the fund. The Master Fund will typically invest in Portfolio Funds that are exempt from registration pursuant to Section 3(c)(7) of the 1940 Act, and thus require their investors to be “qualified purchasers.” A “qualified purchaser” generally is an individual with at least $5 million in investment assets or an entity with at least $25 million in investment assets. These types of investment funds are commonly known as hedge funds. A hedge fund is an investment structure for a private investment pool, which may invest in a wide range of securities using a variety of investment strategies.

Portfolio Fund Strategy

Portfolio Funds typically have wide latitude to pursue investment programs designed to produce positive returns.

The Sub-Adviser anticipates that the investment programs of the Portfolio Managers will fall within one of the following broad categories of alternative investment strategies traditionally employed by Portfolio Funds:

•	Global fixed income strategies, such as U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield and emerging markets debt;

•	Global event-driven strategies, such as distressed debt, risk arbitrage, special situations and activists;

•	Global macro, such as discretionary, systematic as well as natural resources strategies. See “Investment Categories” below for more detail on these strategies; and

•	To a lesser extent, equity long/short strategies.

The typical Portfolio Fund has greater investment flexibility than traditional investment funds (such as mutual funds and most other registered investment companies) as to the types of securities owned, the types of trading strategies employed, and in many cases, the amount of leverage it may use. For example, Portfolio Funds may invest in stocks, bonds, currencies, commodities and their derivatives, and a variety of other types of securities; and they may take long, short, spread, option or other types of positions in any of these securities. Hence, Portfolio Funds may be able to provide risk and return characteristics that cannot be duplicated by registered investment companies such as mutual funds, which have limits on what investment strategies they can employ.

In connection with investing the assets of the Master Fund, the Sub-Adviser seeks to identify and invest the Master Fund’s assets primarily with Portfolio Managers with established track records that have historically been able to generate attractive returns at a level of risk deemed acceptable to the Sub-Adviser. Both quantitative and qualitative factors are considered in evaluating prospective Portfolio Managers including: general type of strategy employed; risk control policies and history; duration and speed of recovery from drawdowns (i.e., losses); depth of experience; organizational infrastructure; fee levels and reputation in the industry.

The Master Fund intends to vary its investment exposure through investments in a broad range of Portfolio Funds. The Sub-Adviser may seek to diversify among manager strategies, geographic regions, sector and asset classes. The Sub-Adviser will not invest more than 20% of the Master Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. The combination of the Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional funds is expected to produce a portfolio that is less volatile than the general market in which the Fund, through its investment in the Master Fund, invests and less correlated to such market than traditional funds investing in the same market. The Sub-Adviser will seek to control Portfolio Manager-specific risks through due diligence and the Portfolio Manager selection process, as well as subsequent ongoing monitoring.

The Fund, through its investment in the Master Fund, will invest primarily in Portfolio Funds that are managed by Portfolio Managers that employ a variety of alternative investment strategies that individually offer the potential for attractive investment returns.

Portfolio Managers may invest and trade in a wide range of instruments and markets, including, but not limited to, fixed income and other debt-related instruments (such as interest rate swaps or futures), currencies, financial futures, commodities and U.S. and non-U.S. equities and equity-related instruments (such as warrants, options and equity futures). In connection with their investment programs, Portfolio Managers will make use of a variety of sophisticated investment techniques that often involve, among other things, leveraging (borrowing money for investment purposes), short sales of securities, hedging and arbitrage techniques and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts, and options on futures. Portfolio Managers’ use of these techniques will be an integral part of their investment programs, and involves significant risks to the Master Fund in which the Fund will invest substantially all of its assets. There is no limit on the exposure to derivative instruments an individual Portfolio Fund may undertake.

The Master Fund is not limited with respect to the types of investment strategies that Portfolio Managers may employ or the markets or instruments in which they invest. The types of investment strategies and instruments which the Portfolio Managers may employ and their respective risks are discussed under “Risk Factors” and “Investment Strategy and Process—Investment Categories” below. The Master Fund’s structure and its investment approach are designed to provide the Fund several advantages over direct investments in private investment funds, including:

•	the ability to invest in a professionally constructed and managed investment portfolio of private investment funds;

•	access to a diverse group of Portfolio Managers that utilize varying investment styles and strategies; and

•	reduced risk exposure that comes from investing with multiple Portfolio Managers that may have exhibited low correlation to one another.

Most Portfolio Funds will invest primarily in marketable securities, although certain Portfolio Funds may also invest in privately placed securities and other investments that are illiquid. Interests in the Portfolio Funds will not themselves be marketable and will have limited liquidity.

Portfolio Managers are generally not limited as to the markets (either by location or type) in which they may invest or the investment discipline that they may employ (such as bottom-up or top-down analysis). Portfolio Funds in which the Fund, through its investment in the Master Fund, will invest may include private investment limited partnerships, joint ventures, other investment companies and similar entities managed by Portfolio Managers.

To the extent permitted by applicable regulations and except as expressly provided in this Prospectus, neither the name of the Fund nor any aspect of the Fund’s investment program is a fundamental investment policy of the Fund, and each can be changed by the Fund’s Board of Trustees without shareholder approval. In the event of such a change, shareholders would receive notice.

Portfolio Funds Selection Process

Although the Master Fund is not required to maintain exposure to any particular strategy, the Sub-Adviser anticipates that the Master Fund, in which the Fund invests substantially all of its assets, will typically gain exposure, through its investment in Portfolio Funds, to a number of common alternative investment strategies across markets and risk profiles. The Master Fund may invest in various structures of Portfolio Funds including limited partnerships, limited liability companies, offshore corporations, joint ventures and other investment vehicles. The Master Fund anticipates that its potential losses from an investment in a Portfolio Fund will generally be limited to the Master Fund’s investment in the Portfolio Fund (plus any appreciation thereon), subject to any indemnification provisions. The Sub-Adviser will not invest more than 20% of the Master Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. There is no minimum or maximum number of Portfolio Funds in which the Master Fund may invest.

The Fund, however, is not limited with respect to the types of investment strategies, including the investment strategies described above, that may be employed or the markets (including non-U.S. markets) or types of instruments in which it may invest.

Investors in Portfolio Funds, such as the Master Fund, accrue significant fees and expenses in connection with such investments. The Master Fund will normally pay the Portfolio Funds in which it invests a management fee on a monthly or quarterly basis, which is calculated based on the Portfolio Fund’s assets under management and the value of the Master Fund’s investment. Portfolio Funds may also charge incentive or performance allocations or fees, which usually entail a fixed percentage of profits. During the course of an investment in a Portfolio Fund investors bear ongoing operating and administrative expenses, including the cost of third party service providers. Investors in Portfolio Funds will also bear the cost of brokerage and transaction fees incurred by the Portfolio Funds in which they invest. Investors in Portfolio Funds may incur additional fees in connection with the redemption or withdrawal of Portfolio Fund interests. The Master Fund may also bear part of the cost of the valuations provided to the Master Fund by the third party administrators of Portfolio Funds. The Fund will bear its proportionate share of the Master Fund’s fees and expenses, including the expenses of the Portfolio Funds in which the Master Fund invests.

In general, interests in the Portfolio Funds are not freely tradable and/or have substantial transfer restrictions. In addition, the Portfolio Funds have no active trading market and generally have limited rights as to redemption. See “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds, the Fund and the Master Fund—Illiquidity of Investments in Portfolio Funds.”

The Sub-Adviser decides how many Portfolio Funds it will invest with and allocates assets to Portfolio Funds based upon, among other things, quantitative and qualitative techniques and risk management guidelines that seek exposure to the investment categories listed above. Such quantitative and qualitative factors may include, but are not limited to, the general type of strategy employed; risk control policies and history; duration and speed of recovery from drawdowns (losses); depth of experience; organizational infrastructure; fee levels; reputation in the industry; ability to perform in up and down markets; and enhanced returns and/or lower volatility. The Fund and the Master Fund are non-diversified under the 1940 Act and may thus concentrate their respective assets in fewer issuers than a fund that is organized as a “diversified” fund under the 1940 Act.

The Sub-Adviser may emphasize certain strategies that the Sub-Adviser believes are more likely to be profitable than others due to its assessment of prevailing market conditions. The Sub-Adviser may seek to diversify the Master Fund’s investments in Portfolio Funds by Portfolio Manager style, geographic region and sector biases, among other factors. Based upon the number of available Portfolio Managers pursuing an investment strategy and the Sub-Adviser’s view of the investment potential and benefits of such strategy, certain of the Portfolio Funds selected by the Sub-Adviser may be allocated substantially larger portions of the Master Fund’s assets than other Portfolio Funds. The Sub-Adviser will conduct periodic reviews of each Portfolio Fund’s performance and make allocations and reallocations of Master Fund assets based upon an ongoing evaluation of investment performance, changes in the investment strategies or capabilities of Portfolio Funds and changes in market conditions. Portfolio Managers and third party administrators may face conflicts of interest in valuing portfolio securities since such values affect their respective compensation.

Portfolio construction reflects both a top-down and bottom-up approach. The bottom-up process includes idea generation, due diligence and portfolio monitoring with respect to Portfolio Managers and Portfolio Funds. While Portfolio Manager selection is primarily a bottom-up approach, the Sub-Adviser establishes a top-down macroeconomic view that forms the basis for setting target allocations for each major strategy and region.

The Fund, through its investment in the Master Fund, will rely on the Sub-Adviser’s ability to select appropriate investment strategies and to select and monitor Portfolio Managers to implement such strategies. Prospective investors should consider that the Fund’s return will be largely dependent on the ability of the Sub-Adviser to select Portfolio Managers who perform well over time.

The Sub-Adviser anticipates that the number and identity of Portfolio Funds will vary over time, at the Sub-Adviser’s discretion, as a result of allocations and reallocations among existing and new Portfolio Funds and the performance of each Portfolio Fund as compared to the performance of the other Portfolio Funds. The Sub-Adviser may select new Portfolio Funds, or redeem or withdraw from Portfolio Funds, subject to redemption and withdrawal limitations set forth by the Portfolio Funds, at any time without prior notice to, or the consent of, shareholders in the Fund. There is no minimum or maximum number of Portfolio Funds in which the Master Fund must be invested.

Investment Limitations of the Master Fund

The Sub-Adviser will not invest more than 20% of the Master Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. In addition, the Master Fund will at all times limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund’s outstanding voting securities, absent an SEC order (or assurances from the SEC staff) under which the Master Fund’s contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding voting securities will not be subject to various 1940 Act prohibitions on affiliated transactions. The prohibitions on affiliate transactions imposed by the 1940 Act are intended to prevent over-reaching of a registered investment company by an affiliate. However, to permit the investment of more of its assets in Portfolio Funds that do not have many investors but are deemed attractive by the Sub-Adviser, the Master Fund may purchase non-voting securities (securities from a class of shares with no voting rights) of Portfolio Funds, subject to a limitation that the Master Fund will not purchase voting and non-voting interests in a Portfolio Fund that in the aggregate represent 25% or more of the Portfolio Fund’s outstanding equity.

The Master Fund may elect to hold non-voting securities in Portfolio Funds or waive the right to vote in respect of a Portfolio Fund. In such cases, the Master Fund will not be able to vote on matters that require the approval of the shareholders of the Portfolio Fund, including matters adverse to the Fund’s or the Master Fund’s interests. The Master Fund does not intend to acquire a sufficient percentage of the economic interests in any Portfolio Fund to cause the Master Fund to control any Portfolio Fund. Applicable securities rules and interpretations may limit the percentage of voting or non-voting securities of any Portfolio Fund that may be held by the Master Fund.

As a general matter, the Portfolio Funds in which the Fund, through its investment in the Master Fund, will invest, unlike public companies, typically do not provide their shareholders with an ability to vote (except under quite limited circumstances). The Master Fund’s practices regarding investment in non-voting securities or waivers of voting rights are, therefore, not expected to adversely affect the Master Fund’s operations. Nonetheless, it is possible these practices will prevent the Master Fund from participating in voting on a particular issue to the maximum extent available to other shareholders. When deciding to forego or waive voting rights, the Sub-Adviser considers the interests of the Fund and the Master Fund. The Master Fund has not established specific written procedures relating to this process. The 1940 Act generally prohibits registered investment companies from effecting transactions with affiliates unless specifically permitted under the 1940 Act or the SEC has granted exemptive relief. Neither the Fund nor the Master Fund currently intend to seek exemptive relief from the SEC in order to effect transactions with affiliates.

Unless otherwise specified, investment limitations will be applied at the time of investment. Therefore, these percentages could be exceeded due to fluctuations in the value of the Master Fund’s portfolio securities or to pay expenses. The Master Fund’s investment limitations are not applied to the portfolio securities held by the Portfolio Funds in which the Master Fund may invest.

Investment Categories

The Sub-Adviser anticipates that the investment strategies of the Portfolio Managers will fall within one of the investment categories as set forth below. Particular investments made by the Portfolio Funds and the risks related thereto are further discussed under “Risk Factors” below. The Portfolio Managers may also engage in certain investment strategies not described below.

1. Global fixed income strategies. Such strategies may include U.S. and non-U.S. fixed income hedge, fixed income arbitrage, convertible arbitrage, asset-backed securities, long-only, high yield, and emerging markets debt.

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U.S. and non-U.S. fixed income hedge generally involve a Portfolio Manager making long and short investments primarily in various credit instruments, including bonds, loans, asset-backed securities and credit default swaps and in some or all quality segments including investment grade, high yield, and emerging markets debt.

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Fixed income arbitrage. Attempts to capture mispricing within and across global fixed income markets and associated derivatives. Value may be added by taking advantage of advantageous tax provisions, yield curve anomalies, volatility differences and arbitraging bond futures versus the underlying bonds (basis trading). Typically, a large amount of leverage is used to enhance returns.

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Convertible arbitrage. Seeks to profit from the mispricing of the embedded option in a convertible bond. Frequently, this strategy is characterized by a long, convertible position and corresponding short position in the underlying stock. Convertible arbitrage may use low or high levels of leverage depending upon the specific securities held by the Portfolio Fund.

2. Global event-driven. Event-driven strategies can include distressed debt, risk arbitrage, special situations and activists. Portfolio Managers employing such strategies maintain positions in companies currently or potentially involved in a wide variety of corporate transactions. Event-driven exposure can include a combination of equity markets, credit markets and idiosyncratic, company-specific developments. The outcome of the investment is predicated on an event or catalyst.

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Risk arbitrage. Seeks to exploit the change in the price of a firm’s securities as a result of a takeover or merger. Typically, the Portfolio Manager will take long positions in the securities of the target firm and short positions in the securities of the acquiring firm.

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Special situations strategies involve investing in securities of issuers that are engaged in, or expected to experience, certain special events such as restructurings, spin-offs, liquidations, privatizations, stock buybacks, bond upgrades from credit agencies, and earnings surprises, all with the intention of profiting from the outcome of such events.

•	Distressed securities involves investing in securities of a company that is near or in bankruptcy and, as a result, the securities are trading at a reduced price.

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Activist strategies attempt to obtain representation on a company’s board of directors to impact the firm’s policies or strategic direction. They can employ an investment process primarily focused on opportunities in equity and equity-related instruments of companies which are currently or prospectively engaged in a corporate transaction or other catalyst-oriented situation. Activist strategies are distinguished from other event-driven strategies in that, over a given market cycle, activist strategies would expect to have greater than 50% of the portfolio in activist positions.

3. Global macro strategies. Seek to profit from changes in global financial markets and take positions to take advantage of changes in interest rates, exchange rates, liquidity and other macroeconomic factors. Investments may be either long or short in cash securities, derivative contracts, or options, and may be in equities, fixed-income markets, currencies, or commodities (e.g., agricultural, metals, energy). This category is composed of three major management strategies: discretionary strategies, systematic strategies and natural resources strategies.

Portfolio Managers using discretionary global macro strategies seek to profit by capturing market moves throughout a broad universe of investment opportunities. These opportunities include financial markets, such as global equity, currency, and fixed-income markets, as well as non-financial markets, such as the energy, agricultural, and metals markets. These Portfolio Managers utilize a combination of fundamental market research and information in conjunction with quantitative modeling to identify opportunities that exist within the markets. While the markets they invest in may be diverse, these Portfolio Managers tend to hold more concentrated positions in a limited number of markets at any one time. Positions may be long and short in different markets, and the Portfolio Managers tend to employ leverage.

Portfolio Managers using systematic global macro strategies employ proprietary or other models to identify opportunities that exist within a diverse group of financial and non-financial markets and establish positions based on the models. While subjective investment decisions are made, such decisions are the result of a heavier reliance upon models than is the case with discretionary strategies and the vast majority of trading decisions are executed without discretion. Portfolio Managers employing systematic strategies tend to hold positions in several markets at the same time, may be both long and short, and tend to use leverage when establishing positions. Within this category are Portfolio Managers who engage in the following:

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“Momentum investing” or “trend-following” strategies. Portfolio Managers who engage in “momentum investing” or “trend-following” attempt to take advantage of the observable tendency of the markets to trend and to tend to make exaggerated movements in both upward and downward directions. These exaggerated movements can be thought of as resulting from the influence of crowd psychology, or the herd instinct, among market participants. Portfolio Managers using this strategy primarily trade liquid futures, options and forward contracts though they may take positions in cash, cash equity securities, mutual funds, and other derivative securities. These Portfolio Managers tend to use leverage when establishing positions and hold positions in several markets at the same time.

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Other Quantitative strategies. Portfolio Managers who engage in other quantitative strategies seek to profit from discrepancies in the valuations of instruments and asset classes caused by differences in macroeconomic fundamentals and technical factors, both across and within countries using a combination of fundamental, technical, macroeconomic data, and linear and nonlinear forecasting models. Portfolio Managers will invest primarily in broad-based equity and fixed-income index futures and options, currency futures and options, commodity futures and options, and swaps, and may also invest in stocks, bonds, currencies, commodities, and other securities, in an opportunistic model-driven fashion.

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“Natural Resources Trading” strategies. Portfolio Managers using commodity trading strategies generally invest on a global basis in a portfolio of securities, commodities and derivative instruments relating to “Commodity and Basic Industries,” which include but are not limited to energy, chemicals, agriculture, food, precious metals, industrial materials (and their related support industries, including oil service, mining equipment, forest products, building/construction materials, ferrous and non-ferrous metals, petrochemicals, and plastics) and related industries and manufacturing (e.g., homebuilding, automobile manufacturing and autoparts, shipbuilding, and construction and construction engineering). Natural resources trading includes cash commodities and futures, forward, option and swap contracts in agricultural, metals and energy items among other commodities, while equity investments include securities of companies that produce, process, convert, transport and service such commodities.

The Sub-Adviser actively manages the Master Fund’s allocation of Portfolio Fund investments between Portfolio Funds that employ credit related strategies (e.g., global fixed income strategies) and non-credit related strategies (e.g., global event-driven and global macro strategies) based on the Sub-Adviser’s market outlook.

It is anticipated that under normal circumstances the Master Fund generally will allocate assets among approximately 20 to 40 Portfolio Funds. However, assets may be allocated to more than 40 or less than 20 Portfolio Funds at the discretion of the Sub-Adviser due to market conditions or the need for liquidity related to periodic repurchases of Shares, among other factors.

The Sub-Adviser intends to conduct comprehensive portfolio analysis and rebalance the Master Fund’s portfolio periodically. Due to the general illiquidity of the Master Fund’s investments in Portfolio Funds and, in some cases, restrictions on withdrawals from the Portfolio Funds, however, the Sub-Adviser may not be able to rebalance the Master Fund’s portfolio periodically, if necessary, or at optimal times. Periodic rebalancing of the Master Fund’s portfolio may create taxable distributions and other costs to shareholders.

Indemnification

Investors in Portfolio Funds, such as the Master Fund in which the Fund invests substantially all of its assets, indemnify Portfolio Funds both directly and indirectly in connection with their investments. Investors in a Portfolio Fund indemnify the Portfolio Fund directly for breaches of the representations and warranties they make in the subscription agreement governing the terms of their investment in a Portfolio Fund. These representations and warranties are meant to help ensure ongoing Portfolio Fund compliance with the 1933 Act and the 1940 Act. Portfolio Fund general partners, Portfolio Managers, directors, their affiliates and their respective owners, employees, officers and agents (“Covered Persons”), will generally not be liable to the Portfolio Fund or any investor in a Portfolio Fund for any act or omission taken, suffered or made by such Covered Person, except for certain specified conduct, which generally includes acts exhibiting bad faith, gross negligence or willful misfeasance (“Disabling Conduct”). Portfolio Funds will generally indemnify each Covered Person against all claims, damages, liabilities, costs and expenses, including legal fees, to which such Covered Person may be or become subject relating to or arising out of the activities of a Portfolio Fund, or otherwise relating to or arising out of the Portfolio Fund’s organizational documents that took place during the time such Covered Person was a director, officer, partner, member, manager, employee or shareholder of the Portfolio Fund, except to the extent that such claims, damages, liabilities, costs or expenses resulted from such person’s own Disabling Conduct. The investors in a Portfolio Fund ultimately bear the cost of such indemnification.

In general, an investor in a Portfolio Fund is directly liable to the Portfolio Fund for amounts owed pursuant to indemnification obligations in a subscription agreement. The potential liability pursuant to such indemnification may exceed an investor’s investment in a Portfolio Fund. For other matters, an investor in a Portfolio Fund, such as the Master Fund, solely by reason of being an investor in a Portfolio Fund, is liable for debts and obligations of the Portfolio Fund only to the extent of its interest in the Portfolio Fund, its obligation to return funds wrongfully distributed to it and its obligation to make payments pursuant to the next sentence. In order to meet a particular debt or obligation, an investor or former investor may be required to make additional contributions or payments up to, but in no event in excess of, the aggregate amount of returns of capital and other amounts actually received by it from the Portfolio Fund during or after the fiscal year to which such debt or obligation is attributable; provided, that any such additional contributions will generally be made by such investors or former investors, as applicable, on a pro rata basis. See “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds, the Fund and the Master Fund—Indemnification of Portfolio Funds.”

Exchange Traded Funds

The Master Fund and Portfolio Funds may purchase and sell shares of exchange-traded funds (“ETFs”), which are a type of investment company or fund the shares of which are bought and sold on a securities exchange. An ETF generally represents a fixed portfolio of securities, derivative instruments, currencies or commodities. The Master Fund or a Portfolio Fund could purchase an ETF to gain exposure to a portion of the U.S. or a foreign market, or to a commodity or basket of commodities, or to hedge other investments. The risks of owning an ETF generally reflect the risks of owning the underlying securities or commodities they are designed to track. ETFs also have management fees and operating expenses that increase their costs. As a direct shareholder of an ETF, the Master Fund would bear its pro rata portion of the ETF’s expenses, including advisory fees. Similarly, a Portfolio Fund investing in ETFs also would bear its pro rata portion of the ETF’s expenses, including advisory fees, which the Master Fund indirectly would bear by investing in the Portfolio Fund. These expenses would be in addition to the fees and other expenses that the Master Fund or the Portfolio Fund bears directly in connection with their own operations.

Other Investments

Although the assets of the Master Fund generally will only consist of securities issued by the Portfolio Funds and cash and cash equivalents, the Master Fund may also invest directly in government securities, exchange traded funds, registered investment companies and certain derivative instruments (including forward contracts and swaps). These investments, while not anticipated to represent a substantial portion of the Master Fund’s assets, could at times be significant. For further information related to investments in derivative instruments see “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds, the Fund and the Master Fund—Use of Options and Other Derivatives.”

Cayman Islands Subsidiary of the Master Fund

The Master Fund, through a wholly owned subsidiary organized in the Cayman Islands, may invest in certain commodities, such as gold, and other commodity-related investments. The Master Fund will not invest more than 25% of its managed assets through a Cayman Islands subsidiary. LMPFA will serve as the investment adviser and the Sub-Adviser will serve as the sub-adviser to such subsidiary. In addition, the Master Fund will look-through such subsidiary for purposes of determining compliance with the Master Fund’s investment restrictions (including its restriction related to the use of leverage), compliance policies and procedures and applicable custody rules. The financial statements of the subsidiary will be consolidated with the Master Fund’s financial statements in the Master Fund’s Annual and Semi-Annual Reports. The subsidiary is controlled by the Master Fund’s Board of Trustees.

PORTFOLIO CONSTRUCTION AND PROCESS

General. The Sub-Adviser allocates the Master Fund’s assets among Portfolio Funds and Portfolio Managers using its diverse knowledge and experiences to assess the capabilities of the Portfolio Managers and to determine what it believes to be an appropriate mix of investment strategies, asset classes, sectors and styles given the prevailing economic and investment environment. The Portfolio Funds in which, and Portfolio Managers with which, the Master Fund invests may pursue various investment strategies and are subject to special risks.

The Sub-Adviser was a pioneer in multi-manager, multi-strategy alternative investments, launching its first fund of hedge funds in 1973, and today manages a range of region and strategy focused multi-manager and single-manager portfolios, as well as investor-specific portfolios.

The Sub-Adviser’s diverse knowledge and experience in hedge fund strategy selection includes: (1) long-term experience constructing diversified hedge fund portfolios on a global basis over many market cycles; (2) the ability to synthesize the views of the underlying Portfolio Managers with whom the Sub-Adviser invests; and (3) quantitative tools to model portfolio exposure to market factors.

The Sub-Adviser has substantial international research coverage of the hedge fund community. This breadth of research capability allows for a broad asset allocation perspective, which generally covers the breadth of strategies and investment objectives.

The Sub-Adviser has a long held philosophy of depth and liquid investing, with a concentration on global long/short, global macro and global credit, where assets are priced on a mark-to-market basis, rather than the more leveraged and complex mark-to-model strategies. Longstanding relationships with a diverse group of hedge fund managers bring together views from investment professionals across a wide range of disciplines and investment strategies. This input is distilled to help formulate the Sub-Adviser’s own top-down views. The Sub-Adviser’s risk models help identify portfolio exposures to market factors and how these are changing over time. The Sub-Adviser monitors and modifies its investments using these risk models.

Process of Portfolio Construction. The Sub-Adviser generally intends to employ a multi-step process in structuring and monitoring the Master Fund’s portfolio. The Sub-Adviser generally employs the following steps, although the steps may be conducted in any order:

•	Idea Generation

•	Due Diligence

•	Portfolio Monitoring

•	Investment Strategy Allocation

•	Allocations to Portfolio Managers and Portfolio Funds

Idea Generation

The Sub-Adviser has extensive networks in the global investment community and excellent access to a wealth of Portfolio Managers through its four decades of experience and existing relationships. The Sub-Adviser’s access is facilitated by long-term relationships with leading Portfolio Managers and information from various affiliates.

Due Diligence

Each year the Sub-Adviser performs preliminary reviews on approximately 1,500 managers and has face-to-face meetings with approximately 500 managers, of which 150 are new manager meetings. At these meetings, the manager’s performance, investment strategy, risk management, assets under management, employee backgrounds, corporate structure and outlook are reviewed. A proprietary report is then created that contains all manager material obtained or created during the review.

If a manager’s strategy and objective are aligned with the Sub-Adviser’s requirements, that manager is then placed on the actively monitored list and internal due diligence is performed. Should the manager pass this stage, a portfolio manager of the Sub-Adviser will then present the findings to the entire investment team with his or her recommendations, including an overview of fact-checks, reference checks, financial statement reviews and due diligence reports. The final decision on manager selection is made by consensus. The Investment Committee of the Sub-Adviser can veto a manager at any stage during the review process.

Quantitative and qualitative factors are both important parts of the Sub-Adviser’s due diligence process. The Sub-Adviser performs historical product analyses over multiple time periods and attends multiple interviews with representatives from the manager’s investment and operations teams. In performing the due diligence, the Sub-Adviser seeks to understand all sources of business risk.

On a quantitative basis, the Sub-Adviser examines monthly return patterns, standard deviations, length and size of drawdowns, downside deviation and performance during periods of stress. The Sub-Adviser also looks for systematic risk factors that can explain the returns. All analyses are applied to both the raw returns and to the de-smoothed returns. This seeks to account for potential serial correlation, as many Portfolio Fund returns, especially those that employ ‘arbitrage’ strategies, have high levels of autocorrelation that cause volatility and systematic risk to be underestimated.

When analyzing historical information, the Sub-Adviser also focuses on the ‘quality’ of the returns, taking into account the assets managed, leverage employed, market environment and the ‘breadth’ of the returns, i.e., did the gains (or losses) come from only one good (or bad) trade.

While quantitative factors are an important input for manager selection, most investment decisions are made on the margin. Virtually every manager that the Sub-Adviser meets has what appears to be a very compelling statistical record, so the final decision also becomes a qualitative one.

Internal due diligence on all prospective and current managers includes, but is not limited to, the following:

•	Review of legal structure and documentation, financial statements, analysis of key ratios, site visits,

•	Media analysis: Review all coverage on underlying managers, and

•	Report on management structure, key personnel, strategy, investment process and risks.

The Sub-Adviser has a dedicated operational due diligence team that seeks to identify and mitigate operational risks assumed when allocating capital to external fund managers. As part of the due diligence process, the Sub-Adviser also has a technical due diligence analyst who works closely with the operational due diligence team and evaluates disaster recovery programs and technical infrastructure.

Portfolio Monitoring

The Sub-Adviser monitors the Portfolio Managers and Portfolio Funds on a frequent basis. This may include meetings with Portfolio Managers’ personnel, interaction with individuals and firms in the industry and gathering of information and materials from websites and other communications.

Investment Strategy Allocation

The Sub-Adviser may establish certain target allocation for major regions and strategies based on its macroeconomic view of the relevant markets. However, there are no minimum or maximum weightings to a strategy. Target allocations are continuously monitored and reviewed by the Sub-Adviser and may be readjusted accordingly.

Allocations to Portfolio Managers and Portfolio Funds

The Sub-Adviser tends to allocate to Portfolio Managers and Portfolio Funds primarily through a bottom up approach. However, the Sub-Adviser may utilize a top down view when evaluating and determining allocations. Allocations to Portfolio Managers and Portfolio Funds are monitored and reviewed on an ongoing basis by the Sub-Adviser and may be readjusted accordingly.

LEVERAGE

Subject to limitations imposed by the 1940 Act, the Fund and Master Fund (as applicable) may borrow money from time to time. The Fund and Master Fund (as applicable) currently intend to limit borrowings to those made (i) on a short-term basis and (ii) for the purpose of (a) repurchasing shares of the Fund/Master Fund in the event that the Fund/Master Fund has no available cash or immediately available liquid investments, (b) paying fees and expenses, (c) making any investments in Portfolio Funds prior to the availability of cash or immediately available liquid investments (i.e., bridge financing for portfolio management purposes and not to leverage investments) and/or (d) meeting distribution requirements for eligibility of the Fund/Master Fund to be treated as a regulated investment company that would otherwise result in the liquidation of investments. Although LMPFA does not generally intend to operate the Master Fund on a leveraged basis (including during its upcoming year of operation), under some circumstances the Master Fund could be leveraged for an extended period of time.

In addition, many Portfolio Funds in which the Fund, through its investment in the Master Fund, invests utilize leveraging and/or hedging techniques. The use of leveraging techniques, which may include borrowing on margin by the Portfolio Funds, may increase the volatility of the value of the Fund’s Shares. The use of hedging techniques by the Portfolio Managers, which may include the use of short sales, may reduce the potential loss resulting from a general market decline but may also restrain maximum capital growth in times of a general market rise.

RISK FACTORS

The Fund’s investment program is speculative and entails substantial risks. Investors should carefully consider the risks involved in an investment in the Fund, including but not limited to those discussed below. Many of those risks are discussed elsewhere in this Prospectus. Investors should consult their own legal, tax and financial advisers as to all these risks and an investment in the Fund generally. Investors should only invest in the Fund as part of an overall investment strategy.

The risk factors generally fall into one of four broad categories:

•	Risks Related to an Investment in the Fund

•	Risks Related to the Investment Activities of Portfolio Funds, the Fund and the Master Fund

•	Regulatory Risks Associated with the Fund

•	Certain Tax Risks with Respect to an Investment in the Fund

Risks Related to an Investment in the Fund

Investment in the Fund Is Not Suitable for All Investors. An investment in the Fund should be made only by investors who understand the nature of the investment and do not require more than limited liquidity in this investment. An investor could incur substantial, or even total, losses on an investment in the Fund. The Shares are only suitable for persons willing to accept this high level of risk.

The Investment Program Is Speculative and Entails Substantial Risks. All securities investing and trading activities risk the loss of capital. No assurance can be given that the Fund’s and the Master Fund’s investment objective will be achieved, that the performance of the Fund and the Master Fund will be positive over any period of time, or that shareholders will not suffer losses. Many of the Portfolio Funds may use leverage, engage in short sales and derivative transactions, maintain concentrated portfolios, invest in illiquid securities or pursue other speculative and risky strategies. The Fund, through its investment in the Master Fund, may experience significant losses from investing in Portfolio Funds that use such strategies. Moreover, there is no limit on the types of investments the Portfolio Funds may make. As a result, the discussion in this Prospectus of potential investments that a Portfolio Fund may make cannot be comprehensive. Investors should consider the possibility that the Portfolio Funds may make virtually any kind of investment, which will subject investors to risks associated with such investments.

Non-diversification. As a non-diversified investment company, the Fund and the Master Fund are not subject to the percentage limitations imposed by the 1940 Act on the portion of its assets that may be invested in the securities of any one issuer. As a result, the investment portfolio of the Fund and the Master Fund may be subject to greater risk and volatility than if the portfolio were invested in the securities of a broader range of issuers.

Lack of Cash Flow for Required Distributions. In order to qualify and to continue to qualify as a regulated investment company under the Code, the Fund must distribute substantially all of its net investment income and capital gains to shareholders. The Fund’s obligation to distribute its net income and capital gains to shareholders may force the Fund and the Master Fund to liquidate investments at disadvantageous times. The requirement to make annual shareholder distributions may therefore inhibit the Fund’s ability to achieve its investment objective. However, the Fund’s ability to make distributions in its own shares may limit the necessity to liquidate investments and/or to borrow money to comply with the Fund’s obligation to distribute its net income and capital gains in cash.

Reliance upon the Sub-Adviser. The success of the Fund and the Master Fund depends on the ability of the Sub-Adviser, and particularly on certain key employees of the Sub-Adviser, to develop investment strategies and select Portfolio Managers to achieve the Fund’s and the Master Fund’s investment objective. The Fund’s and the Master Fund’s investment performance could be materially adversely affected if any of such key employees were to die, become ill or disabled or otherwise cease to be involved in the active management of the business of the Fund’s portfolio. The Sub-Adviser is subject to oversight by LMPFA and the Board of Trustees. As with any managed fund, the Sub-Adviser may not be successful in selecting the best-performing Portfolio Funds or Portfolio Managers, and the Fund’s and the Master Fund’s performance may lag behind that of similar investment vehicles as a result. The Sub-Adviser has approximately 40 years of experience in managing funds of hedge funds that are not registered as investment companies under U.S. law (although some are registered under the regulatory framework of foreign jurisdictions, such as the Undertaking For Collective Investment in Transferable Securities (UCITS)).

General Economic and Market Conditions. The success of the Fund’s and the Master Fund’s activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of the Fund’s and the Master Fund investments and the Portfolio Funds’ investments. Unexpected volatility or illiquidity could impair the Fund’s or the Master Fund’s profitability or result in losses.

Limited Operating History. The Fund and the Master Fund have limited operating histories upon which prospective investors can evaluate potential performance. The past investment performance of other funds managed by LMPFA, the Sub-Adviser or of Portfolio Managers with which the Fund invests or expects to invest may not be construed as an indication of the future results of an investment in the Fund.

Conflicts of Interest. LMPFA and the Sub-Adviser may act as general partner and/or investment adviser to other entities with investment objectives and strategies that overlap significantly with those of the Fund and the Master Fund and may direct investments in which the Fund, through its investment in the Master Fund, would be interested to entities other than the Fund or the Master Fund; thus, giving rise to conflicts of interest that may disadvantage the Fund. See “Conflicts of Interest” in the SAI.

Use of Leverage. The Fund and the Master Fund may, to the maximum extent permitted by the 1940 Act, borrow money for cash management purposes, including but not limited to funding repurchases of Shares and for temporary investment purposes. Pursuant to the 1940 Act, the Fund and the Master Fund generally may not borrow more than 33 1/3% of their respective net asset value (which includes, for this purpose, the proceeds of such borrowing). The use of leverage can substantially increase the risks to which investments in the Fund or the Master Fund are subject. The use of leverage increases the volatility of investment returns and subjects shareholders to magnified losses if the return on the Fund’s or the Master Fund’s investments does not exceed the costs of the borrowings or if investments decline in value. In addition, the Fund and the Master Fund are subject to the risk that the interest rates payable on their borrowings may move in a way not anticipated, which may force the sale of Fund or Master Fund investments at a disadvantageous time. If used, there is no assurance that the Fund’s or Master Fund’s leveraging strategies will be successful. Because the fees received by LMPFA and the Sub-Adviser are based on the managed assets of the Fund or the Master Fund (including assets attributable to any leverage that may be outstanding), LMPFA and the Sub-Adviser have a financial incentive to use borrowings, which may create a conflict of interest between LMPFA and the Sub-Adviser on the one hand, and the Fund or the Master Fund, on the other hand. The fees paid to LMPFA and the Sub-Adviser are based on the Fund’s or the Master Fund’s managed assets because the investable assets are greater when leverage is incurred. The Fund’s incurrence of leverage is subject to Board oversight. As a result of recent market events, the costs of leverage for funds similar to the Fund and the Master Fund have increased.

Valuation. The valuation of the Master Fund’s investments in the underlying Portfolio Funds is determined in accordance with the Master Fund’s valuation procedures. The Master Fund anticipates that its Portfolio Fund investments will be fair valued under the supervision of the Board of Trustees, primarily in reliance upon valuations supplied by the Portfolio Funds’ third party administrators. In the event that a Portfolio Fund’s third party administrator does not report a month-end net asset value (an “Underlying NAV”) to the Master Fund, on a timely basis, the Master Fund would determine the fair value of its investment in such Portfolio Fund based on a valuation report provided by the Portfolio Fund, as well as any other relevant information available at the time the Master Fund values its portfolio. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Managers and/or their administrators. A Portfolio Manager may face a conflict of interest in valuing such securities since their values affect the Portfolio

Manager’s compensation. However, neither the Sub-Adviser nor the Board of Trustees will be able to independently confirm the accuracy of the net asset value of an underlying Portfolio Fund provided by the Portfolio Fund’s third party administrator (which valuations are unaudited, except for year-end valuations).

Any valuations provided by the Portfolio Fund’s third party administrator upon which the Master Fund will calculate its net asset value and net asset value per share may be subject to later adjustment based on valuation information reasonably available at such time. For example, year-end net asset value calculations of the Portfolio Funds are audited by Portfolio Funds’ independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. See “Determination of Net Asset Value.”

The Master Fund’s ability to value its investments may also be impacted by technological issues and/or errors by pricing services or other third party service providers.

Limited Liquidity. An investment in the Fund will have limited liquidity and is not suitable for an investor who needs liquidity. The Fund is a closed-end management investment company designed primarily for long-term investment and is not intended to be a trading vehicle. The Shares are not listed for trading on any securities exchange. There is no public market for the Shares and none is expected to develop. The Shares therefore are not readily marketable and shareholders must be prepared to hold Shares for an indefinite period of time. Because the Fund is a closed-end management investment company, Shares may not be redeemed on a frequent basis and may not currently be exchanged for shares of any other fund.

Although the Fund expects to offer to repurchase Shares from shareholders from time to time, no assurance can be given that these repurchases will occur as scheduled or at all. The Fund will conduct repurchase offers on a schedule and in amounts that will depend on the Master Fund’s repurchase offers. The Master Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in the Portfolio Funds in a timely manner. Some Portfolio Funds impose a lock-up on their investors precluding them from redeeming their investments for a period of time. Portfolio Funds with lock-ups may, in some cases, allow investors to redeem their investments during the lock-up period subject to a penalty. Additionally, Portfolio Funds typically hold back some percentage of full redemptions until they complete their annual audits. Portfolio Funds generally have the right to suspend investor redemptions at their discretion. Consequently, the Fund and the Master Fund may be highly illiquid. There may be times when the Sub-Adviser intends to redeem the Master Fund’s investment with a Portfolio Fund, but cannot immediately do so even when other investors in the Portfolio Fund are able to redeem. This could negatively impact the Fund and the Fund’s ability to conduct a repurchase, as well as the Master Fund and the Master Fund’s ability to conduct a repurchase.

Even if the Fund makes a tender offer, there is no guarantee that shareholders will be able to sell all of the Shares that they desire to sell in any particular tender offer. If a tender offer is oversubscribed by shareholders, the Fund will generally repurchase only a pro rata portion of the Shares tendered by each shareholder. A large investor in the Fund seeking repurchase may cause a greater likelihood of all shareholders seeking repurchase having their requests reduced pro rata. The potential for pro ration may cause some shareholders to tender more Shares for repurchase than they otherwise would wish to have repurchased, which may adversely affect others wishing to participate in the tender offer. In addition, in extreme cases, a Fund may not be able to complete repurchases if the Master Fund is unable or unwilling to repurchase a portion of that Fund’s interest in the Master Fund due to the Master Fund’s inability to liquidate a portion of its Portfolio Fund investments.

Subsidiary Risk. The Master Fund has a subsidiary organized in the Cayman Islands, through which the Master Fund may invest in certain commodities, such as gold, and other commodity-related investments. The subsidiary is not registered under the 1940 Act. As an investor in the subsidiary, the Master Fund would not have all of the protections offered to investors by the 1940 Act. However, the subsidiary is wholly-owned and controlled by the Master Fund’s Board of Trustees, managed by LMPFA and subadvised by the Sub-Adviser. Therefore, the Master Fund’s ownership and control of the subsidiary would make it unlikely that the subsidiary would take actions contrary to the interests of the Master Fund or the Fund.

Market Disruption and Geopolitical Risk. The aftermath of the war in Iraq, instability in Afghanistan, Pakistan and the Middle East and terrorist attacks in the United States and around the world may result in market volatility, may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund does not know how long the securities markets may be affected by these events and cannot predict the effects of these events or similar events in the future on the U.S. economy and securities markets. The wars and occupation, terrorism and related geopolitical risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. Those events also could have an acute effect on individual issuers or related groups of issuers. These risks also could adversely affect individual issuers and securities markets, interest rates, secondary trading, ratings, credit risk, inflation, deflation and other factors relating to the Fund’s investments and the market value and net asset value of the Shares.

Government Intervention in Financial Markets. The recent instability in the financial markets has led the U.S. government and foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. The impact of these measures is not yet known and cannot be predicted. U.S. federal and state governments and foreign governments, their regulatory agencies or self regulatory organizations may take additional actions that affect the regulation of the securities in which the Fund invests, or the issuers of such securities, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund or the Master Fund are regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective. The Sub-Adviser will monitor developments and seek to manage the Fund’s and the Master Fund’s portfolio in a manner consistent with achieving the Fund’s and the Master Fund’s investment objective, but there can be no assurance that it will be successful in doing so.

Direct Investments of the Master Fund. In addition to investments in Portfolio Funds, the Master Fund may invest directly in certain types of securities. The risks associated with investments in these securities are discussed below. See “—Risks Related to the Investment Activities of Portfolio Funds, the Fund and the Master Fund.”

Temporary Defensive Position. In an attempt to respond to adverse market, economic, political, or other conditions, the Fund and the Master Fund may invest up to 100% of their assets in cash or cash equivalents, including securities of the U.S. government and its agencies and instrumentalities, commercial paper, bank certificates of deposit or shares of money market funds. The Fund’s and the Master Fund’s investments in foreign cash equivalents will be limited to those that, in the opinion of the Sub-Adviser, equate generally to U.S. commercial paper and securities of the U.S. government and its agencies and instrumentalities. Investments in bank obligations will be limited at the time of investment to the obligations of the 100 largest domestic banks, in terms of assets, that are subject to regulatory supervision by the U.S. government or state governments, and the obligations of the 100 largest foreign banks, in terms of assets, with branches or agencies in the United States. These investments may be inconsistent with the Fund’s and the Master Fund’s investment objectives and may result in a loss of investment opportunity, which could in turn result in a lower return than would have been obtained had the Fund or the Master Fund adhered to their standard investment policies.

Risks Related to the Investment Activities of Portfolio Funds, the Fund and the Master Fund

Dependence on Portfolio Funds. The assets of the Master Fund will be substantially invested in Portfolio Funds advised by independent Portfolio Managers. The Fund’s performance depends upon the performance of the underlying Portfolio Funds, the adherence of the Portfolio Funds to their selected strategies and the effectiveness of those strategies, the instruments used by the Portfolio Funds and the Sub-Adviser’s ability to select Portfolio Funds and Portfolio Managers and effectively allocate the Master Fund’s assets among them. The Portfolio Funds may trade in a broad spectrum of securities, financial instruments, currencies, and market indices by means of direct purchases of securities, futures and forward contracts, and related options and cash contracts on organized and over-the-counter markets.

Indemnification of Portfolio Funds. The subscription agreement governing the terms of an investment in a Portfolio Fund generally includes an indemnification by the investor to the Portfolio Fund for breaches of representations and warranties made by the investor in the subscription agreement. The potential liability pursuant to such indemnification may exceed an investor’s investment in a Portfolio Fund. Additionally, the governing documents of the Portfolio Funds in which the Fund, through its investment in the Master Fund, will invest provide indemnification and/or exculpation for their general partners, Portfolio Managers, directors, their affiliates and their respective owners, employees, officers and agents for liabilities and losses incurred or arising out of their performance of services, except under certain circumstances. The economic risk to the Fund, through its investment in the Master Fund, of indemnifying a Portfolio Fund may be greater in situations in which a Portfolio Fund has few investors or in which the Master Fund owns a significant percentage of the economic interests in the Portfolio Fund. Furthermore, Portfolio Funds may enter into indemnification arrangements and other arrangements with service providers and other parties that impose limitations on liability of such parties. In order to meet a particular debt or obligation, an investor or former investor in a Portfolio Fund, such as the Master Fund, may be required to make additional contributions or payments to such Portfolio Fund up to, but in no event in excess of, the aggregate amount of withdrawals and distributions actually received by it from the Portfolio Fund during or after the fiscal year (or relevant portion thereof) to which such debt or obligation is attributable.

Highly Volatile Markets. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forward, futures and other derivative contracts in which the assets of a Portfolio Fund or the Master Fund may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended to directly influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Portfolio Funds and the Master Fund are also subject to the risk of the failure of any exchanges on which their positions trade or of the clearinghouses for those exchanges.

Fixed Income Securities. It is anticipated that Portfolio Funds will invest in fixed income securities, and therefore, may be exposed to the risk of default by the issuers of such securities. Such defaults may result in delays in payment, or nonpayment, of interest or principal. Furthermore, the price of fixed income securities also may fluctuate with changes in prevailing interest rates and/or in the creditworthiness of the issuer; these fluctuations may result in a loss of capital.

Portfolio Funds may invest in non-investment grade debt securities (commonly referred to as “junk bonds”). Non-investment grade debt securities generally offer a higher yield than that available from investment grade securities, but involve greater risk. The returns of non-investment grade debt securities are also very sensitive to: (i) adverse changes in general economic conditions; (ii) changes in the financial condition of their issuers; (iii) changes in interest rates; and (iv) changes in market liquidity. During economic downturns or periods of rising interest rates, issuers of securities rated below investment grade may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities. Non-investment grade debt securities have historically experienced greater default rates than investment grade securities.

Fixed Income Arbitrage. Fixed income arbitrage strategies generally involve spreads between two or more positions. To the extent the price relationships between such positions remain constant, no gain or loss on the position will occur. Such positions do, however, entail a substantial risk that the price differential could change unfavorably, causing a loss to the spread position. Substantial risks are involved in trading in U.S. and non-U.S. government securities, corporate securities, investment company securities, asset-backed securities, commodity and financial futures, options, rate caps, rate swaps and the various other financial instruments and investments that fixed income arbitrage strategies may trade. Substantial risks are also involved in borrowing and lending against such investments. The prices of these investments can be volatile, market movements are difficult to predict, and financing sources and related interest and exchange rates are subject to rapid change. Certain corporate and asset-backed securities may be subordinated (and thus exposed to the first level of default risk) or otherwise subject to substantial credit risks. Government policies, especially those of the Federal Reserve Board and foreign central banks, have profound effects on interest and exchange rates that, in turn, affect prices in areas of the investment and trading activities of fixed income arbitrage strategies. Many other unforeseeable events, including actions by various government agencies and domestic and international political events, may cause sharp market fluctuations.

Investment in Equity Securities; Undervalued Companies. Portfolio Funds’ investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Equity positions may be taken in small and medium capitalization companies with limited operating histories and financial resources and small management groups. Those stocks, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in stocks of larger companies. For example, prices of small-capitalization and even medium-capitalization stocks are often more volatile than prices of large-capitalization stocks and the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to investors) is higher than for larger, “blue-chip” companies. In addition, due to thin trading in some small-capitalization stocks, an investment in those stocks may be considered illiquid.

Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. The level of volatility in portfolio holdings also may be increased to the extent the market moves in a manner not anticipated by a Portfolio Manager. Additionally, certain of the Portfolio Managers may invest in securities that they consider to be undervalued. These securities may be issued by companies in financial distress from which there can be no assurance that they will recover. In the event of an economic downturn, many companies in “turnaround” situations are likely to fail, causing their securities to become worthless.

Event-Driven Investments. Portfolio Funds may invest in companies involved in (or the target of) acquisition attempts or tender offers or companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. Likewise, a Portfolio Fund’s investments may be in markets or companies in the midst of a period of economic or political instability. In any investment opportunity involving these types of business enterprise, there exist a number of risks, such as the risk that the transaction in which such business enterprise is involved either will be unsuccessful, take considerable time or will result in a distribution of cash or a new security the value of which will be less than the purchase price to a Portfolio Fund of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, Portfolio Funds may be required to sell such investment at a loss. Further, in any investment in an unstable political or economic environment, there exists the risk of default as to debt securities and bankruptcy or insolvency with respect to equity securities. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies or situations in which Portfolio Funds may invest, there is a potential risk of loss by the Portfolio Fund of its entire investment in such companies.

Convertible Arbitrage. The success of the investment activities of a Portfolio Manager involved in convertible arbitrage will depend on such Portfolio Manager’s ability to identify and exploit price discrepancies in the market. Identification and exploitation of the market opportunities involve uncertainty. No assurance can be given that a Portfolio Manager will be able to locate investment opportunities or to correctly exploit price discrepancies. A reduction in the pricing inefficiency of the markets in which such Portfolio Manager will seek to invest will reduce the scope for the Portfolio Manager’s investment strategies. In the event that the perceived mispricings underlying such Portfolio Manager’s positions fail to materialize as expected, the positions could incur a loss.

The price of a convertible bond, like other bonds, changes inversely to changes in interest rates. Hence, increases in interest rates could result in a loss on a position to the extent that the short stock position does not correspondingly depreciate in value. While Portfolio Managers typically try to hedge interest rate risk via interest rate swaps and Treasuries, residual interest rate risk can adversely impact the portfolio. The price of convertible bonds is also sensitive to the perceived credit quality of the issuer. Convertible securities purchased by Portfolio Managers will decline in value if there is a deterioration in the perceived credit quality of the issuer or a widening of credit spreads and this decline in value may not be offset by gains on the corresponding short equity position.

Convertible bond arbitrage portfolios are typically long volatility. This volatility risk is difficult to hedge since the strike price and often the maturity of the implied option are unknowns. A decline in actual or implied stock volatility of the issuing companies can cause premiums to contract on the convertible bonds. Convertible arbitrageurs are also exposed to liquidity risk in the form of short squeezes in the underlying equities or due to widening bid/ask spreads in the convertible bonds. Liquidity risk often can be exacerbated by margin calls since most arbitrageurs run leveraged portfolios. Convertible arbitrage strategies are also subject to risk due to inadequate or misleading disclosure concerning the securities involved. There have been cases where final prospectuses are different from drafts and important clauses are misinterpreted, both leading to significant losses for arbitrageurs. Also, in the absence of anti-dilution provisions in a convertible security, losses could occur in the event the underlying stock is split, additional securities are issued, a stock dividend is declared or the issuer enters into another transaction which increases its outstanding securities.

Foreign Investments. Portfolio Funds’ investment portfolios may include non-U.S. securities. To the extent a Portfolio Fund invests in securities in markets outside the U.S. or denominated in currencies other than U.S. dollars, the Fund, through its investment in the Master Fund, will be subject to certain risks not typically associated with investing in the United States. There is no limit on the percentage of the Fund’s or the Master Fund’s assets that may be invested directly or indirectly in securities of non-U.S. issuers. These risks include unfavorable changes in currency exchange rates, restrictions on repatriation of investment income and capital, imposition of exchange control regulation by the U.S. or foreign governments, certain foreign or U.S. taxes, and economic or political instability or disruptions in foreign countries. Further, Portfolio Managers may have access to less information about some non-U.S. companies than they would have about comparable U.S. companies, and financial information may not be subject to standards comparable to those imposed on companies traded in U.S. markets, making the bases for investment decisions less dependable. Some Portfolio Managers may be constituted and domiciled in jurisdictions where there is no regulatory oversight of their activities and limited or no investor protection laws. In managing the investments of a Portfolio Fund, Portfolio Managers may trade on exchanges and markets that are less regulated than those in the United States. For example, certain exchanges may not provide the same assurances of the integrity (financial or otherwise) of a market-place and its participants as do U.S. exchanges. Further, trading on certain exchanges may be conducted in a manner such that all participants are not afforded an equal opportunity to execute certain trades and may also be subject to a variety of political influences and the possibility of direct government intervention. The Portfolio Funds may invest a substantial portion of their assets in securities of non-U.S. issuers and the governments of non-U.S. countries. These investments involve special risks not usually associated with investing in securities of U.S. companies or the U.S. government, including, but not limited to, political and economic considerations, such as greater risks of expropriation and nationalization, confiscatory taxation, the potential difficulty of repatriating funds, general social, political and economic instability and adverse diplomatic developments, and reduced liquidity. Continuing uncertainty as to the status of the Euro and the European Monetary Union (the “EMU”) has created significant volatility in currency and financial markets generally. Any partial or complete dissolution of the EMU could have significant adverse effects on currency and financial markets, and on the values of the Master Fund’s investments. To the extent the Master Fund or a Portfolio Fund focuses its investments in a single country or only a few countries in a particular geographic region, economic, political, regulatory or other conditions affecting such country or region may have a greater impact on such fund’s performance relative to a more geographically diversified fund.

Use of Options and Other Derivatives. Certain of the Portfolio Managers may engage in a substantial amount of options trading, both for speculative and for hedging purposes. There are risks associated with the sale and purchase of call and put options. The seller (writer) of a call option which is covered (e.g., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire investment in the call option. The seller (writer) of a put option which is covered (e.g., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing his entire investment in the put option.

Options trading also involves certain risks which trading in the underlying securities alone does not. For example, interest rates and market volatility affect option values, and options have limited life spans and may expire worthless despite the underlying position becoming profitable soon thereafter.

Certain of the Portfolio Managers make extensive use of other types of derivatives in their trading. There is no limit on the exposure to derivative instruments an individual Portfolio Fund may undertake. Derivatives often carry a high degree of embedded leverage and, consequently, are highly price sensitive to changes in interest rates, government policies, economic forecasts and other factors which generally have a much less direct impact on the price levels of the underlying instruments. Derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty (including risks relating to the financial soundness and creditworthiness of the counterparty), legal risk and operations risk. The Sub-Adviser, on behalf of the Master Fund, and Portfolio Managers on behalf of Portfolio Funds, may consider it appropriate, subject to applicable regulations and restrictions, to utilize forward and futures contracts, options, swaps, other derivative instruments, short sales, margin and other forms of leverage in their investment programs. Such investment techniques can substantially increase the adverse impact of investment risks to which the Master Fund’s investment portfolio may be subject.

Derivatives Risk. Derivatives involve special risks and costs and may result in losses to the Fund or a Portfolio Fund. Using derivatives can increase losses and reduce opportunities for gains when market prices, interest rates or currencies, or the derivatives themselves, behave in a way not anticipated by the fund or an underlying fund, especially in abnormal market conditions. Using derivatives also can have a leveraging effect (which may increase investment losses) and increase a fund’s volatility, which is the degree to which the fund’s share price may fluctuate within a short time period. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. The other parties to certain derivative transactions present the same types of credit risk as issuers of fixed income securities. Derivatives also tend to involve greater liquidity risk and they may be difficult to value. A fund may be unable to terminate or sell its derivative positions. In fact, many over-the-counter derivatives will not have liquidity beyond the counterparty to the instrument. Use of derivatives or similar instruments may have different tax consequences for a fund than an investment in the underlying security, and such differences may affect the amount, timing and character of income distributed to shareholders, including the proportion of income consisting of exempt-interest dividends. A fund’s use of derivatives may also increase the amount of taxes payable by shareholders. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin, and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance. A fund may be exposed to additional risks as a result of the additional regulations. The extent and impact of the additional regulations are not yet fully known and may not be for some time.

Investments by the Fund or a Portfolio Fund in structured securities, a type of derivative, raise certain tax, legal, regulatory and accounting issues that may not be presented by direct investments in securities. These issues could be resolved in a manner that could hurt the performance of a fund.

Swap agreements tend to shift a fund’s investment exposure from one type of investment to another. For example, a fund may enter into interest rate swaps, which involve the exchange of interest payments by a fund with another party, such as an exchange of floating rate payments for fixed interest rate payments with respect to a notional amount of principal. If an interest rate swap intended to be used as a hedge negates a favorable interest rate movement, the investment performance of a fund would be less than what it would have been if the fund had not entered into the interest rate swap.

Credit default swap contracts involve heightened risks and may result in losses to a fund. Credit default swaps may be illiquid and difficult to value. If a fund buys a credit default swap, it will be subject to the risk that the credit default swap may expire worthless, as the credit default swap would only generate income in the event of a default on the underlying debt security or other specified event. As a buyer, a fund would also be subject to credit risk relating to the seller’s payment of its obligations in the event of a default (or similar event). If a fund sells a credit default swap, it will be exposed to the credit risk of the issuer of the obligation to which the credit default swap relates. As a seller, a fund would also be subject to leverage risk, because it would be liable for the full notional amount of the swap in the event of a default (or similar event).

The absence of a central exchange or market for swap transactions may lead, in some instances, to difficulties in trading and valuation, especially in the event of market disruptions. Recent legislation requires certain swaps to be executed through a centralized exchange or regulated facility and be cleared through a regulated clearinghouse. Although this clearing mechanism is generally expected to reduce counterparty credit risk, it may disrupt or limit the swap market and may not result in swaps being easier to trade or value. As swaps become more standardized, a fund may not be able to enter into swaps that meet its investment needs. A fund also may not be able to find a clearinghouse willing to accept a swap for clearing. In a cleared swap, a central clearing organization will be the counterparty to the transaction. The fund will assume the risk that the clearinghouse may be unable to perform its obligations.

A fund will be required to maintain its positions with a clearing organization through one or more clearing brokers. The clearing organization will require the fund to post margin and the broker may require the fund to post additional margin to secure the fund’s obligations. The amount of margin required may change from time to time. In addition, cleared transactions may be more expensive to maintain than over-the-counter transactions and may require the fund to deposit larger amounts of margin. The fund may not be able to recover margin amounts if the broker has financial difficulties. Also, the broker may require the fund to terminate a derivatives position under certain circumstances. This may cause the fund to lose money.

Hedging Transactions. The Portfolio Managers of the Portfolio Funds may utilize a variety of financial instruments, such as derivatives, options, interest rate swaps, caps and floors, futures and forward contracts to seek to hedge against declines in the values of their portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events. Hedging transactions may also limit the opportunity for gain if the value of the hedged portfolio positions should increase, it may not be possible for the Portfolio Managers to hedge against a change or event at a price sufficient to fully protect a Portfolio Fund’s assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. While a Portfolio Manager may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, or the risks of a decline in the equity markets generally or one or more sectors of the equity markets in particular, or the risks posed by the occurrence of certain other events, unanticipated changes in currency or interest rates or increases or smaller than expected decreases in the equity markets or sectors being hedged or the non-occurrence of other events being hedged may result in a poorer overall performance for the Fund than if the Portfolio Manager had not engaged in any such hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Portfolio Managers may not seek to establish a perfect correlation between such hedging instruments and the portfolio positions being hedged. Such imperfect correlation may prevent the Portfolio Managers from achieving the intended hedge or expose the Fund, through its investment in the Master Fund, to additional risk of loss.

Foreign Currency Transactions. Foreign currency transactions are entered into for the purpose of hedging against foreign exchange risk arising from the Portfolio Fund’s investment or anticipated investment in securities denominated in foreign currencies. A Portfolio Fund also may enter into these contracts for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another. Foreign currency transactions include the purchase of foreign currency on a spot (or cash) basis, contracts to purchase or sell foreign currencies at a future date (forward contracts), the purchase and sale of foreign currency futures contracts, and the purchase of exchange traded and over-the-counter call and put options on foreign currency futures contracts and on foreign currencies.

These hedging transactions do not eliminate fluctuations in the underlying prices of the securities which the Portfolio Fund owns or intends to purchase or sell. They simply establish a rate of exchange which can be achieved at some future point in time.

Foreign currency exchange rates may fluctuate significantly over short periods of time. A forward foreign currency exchange contract reduces the Portfolio Fund’s exposure to changes in the value of the currency it will deliver and increases its exposure to changes in the value of the currency, it will receive. Contracts to sell foreign currency will limit any potential gain which might be realized by the Portfolio Fund if the value of the hedged currency increases. In the case of forward contracts entered into for the purpose of increasing return, the Portfolio Fund may sustain losses which will reduce its gross income. Forward foreign currency exchange contracts also involve the risk that the counterparty to the contract may fail to perform its obligations to the Portfolio Fund. The purchase and sale of foreign currency futures contracts and the purchase of call and put options on foreign currency futures contracts and on foreign currencies involve certain risks associated with derivatives.

Investment in Gold. The Master Fund, including through its subsidiary organized in the Cayman Islands, may invest in certain commodities, such as gold, and other commodity-related investments. The Master Fund may also invest in gold through ETFs. Investments related to gold are considered speculative. The price of gold can fluctuate widely and be affected by numerous factors beyond the Master Fund’s control including; global or regional political, economic or financial events and situations; investors’ expectations with respect to the future rates of inflation and movements in world equity, financial and property markets; global supply and demand for gold, which is influenced by such factors as mine production and net forward selling activities by gold producers, central bank purchases and sales, jewelry demand and the supply of recycled jewelry, net investment demand and industrial demand, net of recycling; interest rates and currency exchange rates, particularly the strength of and confidence in the U.S. dollar; and investment and trading activities of Portfolio Funds, commodity funds and other speculators.

The possibility of large-scale distress sales of gold in times of crisis may have a short-term negative impact on the price of gold and adversely affect the Fund, through its investment in the Master Fund. For example, economic, political or social conditions or pressures may require central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets, to liquidate their gold assets all at once or in an uncoordinated manner. The demand for gold might not be sufficient to accommodate the sudden increase in the supply of gold to the market.

Counterparty Credit Risk. Many of the markets in which the Portfolio Funds effect their transactions are “over-the-counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange-based” markets. To the extent a Portfolio Fund invests in swaps, derivative or synthetic instruments, or other over-the-counter transactions on these markets, it is assuming a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries.

Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes a Portfolio Fund to the risk that counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Portfolio Fund to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where a Portfolio Fund has concentrated its transactions with a single or small group of counterparties. Portfolio Funds are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. The ability of Portfolio Funds to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund, through its investment in the Master Fund.

Distressed Securities. Certain of the companies in whose securities the Portfolio Funds may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of such companies can cause their securities to be particularly risky. Such securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. A Portfolio Fund’s investment in any instrument is subject to no minimum credit standard, and a significant portion of the obligations and preferred stock in which a Portfolio Fund may invest may be less than investment grade (commonly referred to as “junk bonds”), which may result in the Portfolio Fund experiencing greater losses than it would incur if investing in higher rated instruments. During periods of economic downturns or rising interest rates, issuers of securities rated below investment grade may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default.

Asset-Backed Securities. Portfolio Funds may invest in asset-backed securities (“ABS”). The risks associated with ABS include: (1) credit risk associated with the performance of the underlying collateral; (2) adverse changes in economic conditions and circumstances; (3) prepayment risk, which can lead to significant fluctuations in the value of the ABS; (4) loss of all or part of the premium, if any, paid; and (5) decline in the market value of the security, whether resulting from changes in interest rates, prepayments on the underlying collateral or perceptions of the credit risk associated with the underlying collateral.

Short Selling. Portfolio Funds may engage in short-selling. A short sale is effected by selling a security which the seller does not own or, if the seller does own the security, is not to be delivered upon consummation of the sale. Short sales can, in some circumstances, substantially increase the impact of adverse price movements in the portfolio of a Portfolio Fund. A short sale creates the risk of a theoretically unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost to the Portfolio Fund of buying securities to cover the short position.

Portfolio Funds may also effect short sales “against the box.” These transactions involve selling short securities the Portfolio Fund owns (or has the right to obtain). When a Portfolio Fund enters into a short sale against the box, it will set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding. Portfolio Funds will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against the box.

Trading Forward Contracts. Portfolio Funds may trade forward contracts in certain commodities or assets with U.S. and non-U.S. banks and dealers. A forward contract is a contractual obligation to purchase or sell a specified quantity of a commodity or asset at or before a specified date in the future at a specified price. Forward markets, including foreign currency markets, offer less protection against defaults in trading than is available when trading occurs on an exchange. Forward contracts are not guaranteed by an exchange or clearing house, and therefore a non-settlement or default on a contract would deprive the Fund, or a Portfolio Fund, that trades forward contracts of unrealized profits or force it to cover its commitment to purchase and resale, if any, at the current market price.

Additional risks of the forward markets include: (i) the forward markets are generally not regulated by any U.S. or non-U.S. governmental or regulatory authorities; (ii) there are generally no limitations on forward transactions, although the counterparties with which the Fund or a Portfolio Fund may deal may limit the size or duration of positions available as a consequence of credit considerations; (iii) participants in the forward markets are not required to make continuous markets in forward contracts; and (iv) the forward markets are “principals’ markets” in which performance with respect to a forward contract is the responsibility only of the counterparty with which the trader has entered into a contract (or its guarantor, if any), and not of any exchange or clearing house. As a result, if a Portfolio Fund trades forward contracts, it will be subject to the risk of inability or refusal to perform with respect to such contracts on the part of the counterparties with which it trades.

Futures. Portfolio Managers may engage in futures transactions as part of their investment strategy. Although often utilized to hedge investments, these are highly specialized transactions that entail greater than ordinary investment risks. These instruments are highly volatile and expose investors to a high risk of loss. The low initial margin deposits normally required to establish a futures position permit a high degree of leverage. As a result, a relatively small movement in the price of a futures contract may result in a profit or loss that is high in proportion to the amount of funds actually placed as initial margin, and may result in unquantifiable further loss exceeding any margin deposited.

Restricted and Illiquid Securities. Portfolio Funds may invest in restricted securities and other investments which are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. The market prices, if any, for illiquid securities tend to be volatile and a Portfolio Fund may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale.

Where registration is required to sell a security, a Portfolio Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Portfolio Fund may be permitted to sell a security under an effective registration statement. If, during such period, adverse market conditions were to develop, a Portfolio Fund might obtain a less favorable price than prevailed when it decided to sell. Portfolio Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

Exchange-Traded Funds. The Portfolio Funds may purchase and sell shares of ETFs, which are a type of company bought and sold on a securities exchange. An ETF represents a fixed portfolio of securities typically designed to track a particular market index. A fund could purchase an ETF to temporarily gain exposure to a portion of the U.S. or a foreign market or to hedge other investments. The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile. ETFs also have management fees that increase their costs. As a shareholder of an ETF directly, the Fund or the Master Fund would bear its pro rata portion of the ETF’s expenses, including advisory fees. Similarly, a Portfolio Fund investing in ETFs also would bear its pro rata portion of the ETF’s expenses, including advisory fees, which the Fund, through its investment in the Master Fund, indirectly would bear by investing in the Portfolio Fund. These expenses would be in addition to the fees and other expenses that the Fund, the Master Fund or Portfolio Fund bears directly in connection with its own operations.

Use of Leverage. Portfolio Funds may utilize leverage in their investment programs, subject to the restrictions (if any) set forth in their documentation. Such leverage may take the form of loans for borrowed money, trading on margin or other forms of direct and indirect borrowings, or the use of derivative instruments, including, among others, forward contracts, futures contracts, options, swaps and reverse repurchase agreements, and other instruments and transactions that are inherently leveraged. The utilization of leverage by the Portfolio Funds in which the Fund, through its investment in the Master Fund, invests will increase the volatility of the Fund’s investments. Portfolio Funds will not be subject to 1940 Act restrictions on the incurrence of indebtedness. There may be no limit on the amount of leverage an individual Portfolio Fund may utilize. Such leverage increases both the possibilities for profit and the risk of loss. Borrowings will usually be from securities brokers and dealers and will typically be secured by the Portfolio Fund’s securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the obligations, and if the Portfolio Fund were unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the obligation to the broker-dealer. Liquidation in that manner could have extremely adverse consequences. In addition, the amount of the borrowings in a Portfolio Fund and the interest rates on those borrowings, which will fluctuate, will have a significant effect on the Fund’s and the Master Fund’s profitability.

Short-term margin borrowings by Portfolio Funds result in certain additional risks. For example, should the securities that are pledged to brokers to secure margin accounts decline in value, or should brokers from which the Portfolio Funds have borrowed increase their maintenance margin requirements (i.e., reduce the percentage of a position that can be financed), then the Portfolio Funds could be subject to a “margin call,” pursuant to which they would either have to deposit additional funds with the broker or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a precipitous drop in the value of the assets of a Portfolio Fund, it might not be able to liquidate assets quickly enough to pay off the margin debt and might suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses. For these reasons, the use of borrowings for investment purposes is considered a speculative investment practice.

Portfolio Managers may face a potential conflict of interest in choosing to increase the leverage used by a Portfolio Fund, since the use of greater leverage may increase a Portfolio Manager’s compensation.

Financing Arrangements. As a general matter, the banks and dealers that provide financing to Portfolio Funds have considerable discretion in setting and changing their margin, haircut, financing, and collateral valuation policies. Changes by banks and dealers in any of the foregoing policies may result in large margin calls, loss of financing and forced liquidations of positions at disadvantageous prices. There can be no assurance that any particular Portfolio Fund will be able to secure or maintain adequate financing, without which an investment in such Portfolio Fund may not be a viable investment.

Securities Lending. Some or all of the Portfolio Funds may lend securities from their portfolios to brokers, dealers, and other financial institutions needing to borrow securities to complete certain transactions. The lending portfolio continues to be entitled to payments of amounts equal to the interest, dividends, or other distributions payable on the loaned securities, as well as interest on the investment of any collateral or a fee from the borrower. Portfolio Funds may not be subject to the same borrowing limitations that apply to registered investment companies. The risks in lending portfolio securities, as with other extensions of secured credit, consist of possible delay in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower fail financially.

Concentration of Investments. Neither the Fund nor the Master Fund is limited in the amount of assets that can be allocated to any single investment style or technique. The Sub-Adviser will not invest more than 20% of the Master Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. However, the underlying Portfolio Funds may not be subject to any limits on the amount of assets that can be invested in any single industry, sector or investment style or technique, subjecting the Portfolio Funds to greater risk and volatility than if investments had been more widely diversified.

Multi-Manager Strategy. In order to diversify among trading methods and markets, the Sub-Adviser will select a number of Portfolio Managers. Portfolio Managers make investment decisions independent of the Sub-Adviser and each other. Portfolio Funds may thus compete with each other from time to time for the same positions in the markets. Conversely, a Portfolio Fund could hold from time to time opposite positions in the same security as held by other Portfolio Funds. Each such position could cause the Master Fund, through a Portfolio Fund, transactional expenses but might not generate any recognized gain or loss. There is no assurance that selection of multiple Portfolio Managers will be more successful than selection of a single Portfolio Manager. The Sub-Adviser may reallocate the Master Fund’s assets among the Portfolio Funds at any time. Any such reallocation could adversely affect the performance of the Fund, through its investment in the Master Fund, or of any one Portfolio Fund.

Summing of Fees. Investments in Portfolio Funds will result in a summing of fees and expenses in that a shareholder of the Fund must bear not only the fees, administrative expenses and other costs of the Master Fund, but also, to the extent of the Master Fund’s investment in Portfolio Funds, a portion of the fees, administrative expenses and other costs of such Portfolio Funds. The Master Fund will invest in a number of Portfolio Funds, resulting in investment related expenses that may be higher than if the Master Fund invested in only one Portfolio Fund. Fixed fees payable to the Portfolio Managers of Portfolio Funds generally range from 1% to 3% (annualized) of the value of the Master Fund’s investment, and incentive allocations or fees will generally range from 15% to 30% of a Portfolio Fund’s net profits or performance. The Master Fund may be obligated to pay or bear a portion of incentive fees based on individual Portfolio Managers’ and Portfolio Funds’ performances even if the Master Fund as a whole generated no net trading profits or lost money during a particular period.

Brokerage Commissions/Transaction Costs. Certain of the Portfolio Managers with whom the Fund, through its investment in the Master Fund, may invest engage in a high level of trading, and the turnover of the portfolios they manage may generate substantial brokerage and/or other transaction costs. These costs will be borne by the Master Fund, in whole or in part, regardless of the profitability of such trading activity. High portfolio turnover rates can also have adverse tax consequences to investors. In addition, the redemption or withdrawal of the Fund’s investment in a Portfolio Fund could involve expenses to the Fund under the terms of the Master Fund’s investment.

Consequences of Performance Fees. Performance fees or incentive allocations payable to Portfolio Managers could encourage the Portfolio Manager to make investments on behalf of a Portfolio Fund that are riskier or more speculative than the Portfolio Manager would if it were receiving only a fixed fee.

Portfolio Funds Transactions with Affiliates. The 1940 Act sets forth limitations on a registered fund’s ability to conduct transactions with affiliates. These limitations, set forth under Section 17 of the 1940 Act, include restrictions on the sale of securities and other transactions between a registered fund and an affiliate or an affiliate of an affiliate. Such restrictions do not apply to Portfolio Funds. As a result, Portfolio Funds may engage in transactions with affiliates, to the potential detriment of investors, including the Master Fund.

Illiquidity of Investments in Portfolio Funds. The Master Fund’s investments in the underlying Portfolio Funds generally will be illiquid and generally may not be transferred without the consent of the Portfolio Fund and without complying with cumbersome procedures. The Master Fund may be unable to redeem or withdraw its investment in an underlying Portfolio Fund when desired (and therefore incur losses), or may be required to sell the investment regardless of whether it desires to do so.

In general, interests in the Portfolio Funds are not freely tradeable and/or have substantial restrictions and no active trading market. Portfolio Funds generally permit redemptions or withdrawals only at infrequent intervals, and in some cases only up to a specified percentage of assets. Portfolio Funds may permit or require that redemptions or withdrawals of shares be made in kind. Upon its withdrawal of all or a portion of its interest in a Portfolio Fund, the Master Fund may receive securities that are illiquid or difficult to value. In such a case, the Sub-Adviser would seek to cause the Master Fund to dispose of these securities in a manner that is in the Fund’s best interests. The Master Fund may not be able to withdraw from a Portfolio Fund except at certain designated times, limiting the ability of the Sub-Adviser to redeem or withdraw assets from a Portfolio Fund that may have poor performance or for other reasons. The Master Fund also may be subject to fees imposed on redemptions or withdrawals from the Portfolio Funds, especially with respect to “early withdrawals” made within the “lock-up” or penalty period, if any, of a particular Portfolio Fund.

Many Portfolio Funds have lengthened the lock-up periods during which an investor must hold an investment in a Portfolio Fund and are generally giving the sponsors of Portfolio Funds more flexibility to limit and/or suspend redemptions and withdrawals, and the Sub-Adviser believes that this trend may continue. If this trend does continue, it could negatively impact the liquidity of the Master Fund, which may force the Sub-Adviser to forgo investing in certain Portfolio Funds that are attractive due to the longer lock-up periods and/or restrictions on redemptions and withdrawals being employed.

Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by the Master Fund is competitive and involves a high degree of uncertainty. The Master Fund may not be able to invest in certain Portfolio Funds that are oversubscribed or closed or may only be able to allocate a limited amount of assets to a Portfolio Fund that has been identified as an attractive opportunity.

Insolvency of Brokers and Others. The Portfolio Funds will be subject to the risk of failure of the brokerage firms that execute trades, the clearing firms that such brokers use, or the clearing houses of which such clearing firms are members and to the risk of refusal of counterparties to perform, which could result in a loss of all or a portion of the investments with or through the relevant clearing house, broker, dealer, or counterparty.

Conflicts of Interest. Certain inherent conflicts of interest may arise from the Sub-Adviser or Portfolio Managers carrying on investment or other activities for themselves and for clients, including investment partnerships in which the Master Fund may have an interest. The Sub-Adviser or Portfolio Managers may engage in other business activities and manage the accounts of clients other than the Fund and the Master Fund and the investment strategy for such other clients may vary from that of the Fund and the Master Fund. The Sub-Adviser and Portfolio Managers will not be required to refrain from any other activity nor disgorge any profits from any such activity and will not be required to devote all or any particular part of its time and effort to the Master Fund, any Portfolio Fund and their affairs.

Proprietary Investment Strategies. The Portfolio Managers may use proprietary investment strategies that are based on considerations and factors that are not fully disclosed to LMPFA, the Sub-Adviser or the Master Fund. The Portfolio Managers generally use investment strategies that differ from, and involve greater risk and expense than, those typically employed by traditional managers of portfolios of stocks and bonds. These strategies may involve risks that are not anticipated by the Portfolio Managers, LMPFA, the Sub-Adviser or the Master Fund.

Lack of Public Information. Portfolio Funds make publicly available far less information than funds registered under the 1940 Act, or other companies required to file periodic reports pursuant to the Securities Exchange Act of 1934. As a result, shareholders in the Fund will have limited information about the Portfolio Funds in which the Master Fund invests. Subjects for which registered funds are required to make disclosure, but Portfolio Funds are not include, but are not limited to, portfolio composition, affiliate transactions and material developments. The lack of publicly available information regarding Portfolio Funds will make evaluating the Master Fund’s holdings difficult for shareholders, and entails a high degree of risk.

Limited Operating History and Lack of Transparency. Certain Portfolio Funds may be newly-formed entities with little or no operating history upon which the Sub-Adviser can evaluate potential performance. The past investment performance of Portfolio Managers with which the Master Fund invests or expects to invest its assets may not be construed as an indication of the future results of an investment in the Fund. In addition, the Sub-Adviser will not be able to control the activities of the Portfolio Funds. A Portfolio Fund may use investment strategies that differ from its past practices and are not fully disclosed to the Sub-Adviser and that involve risks that are not anticipated by the Sub-Adviser.

Inadequate Return. No assurance can be given that the returns on the Fund’s and the Master Fund’s investments will be commensurate with the risk of investment. Portfolio Fund returns have dropped significantly in recent years in comparison to their historic returns, and there can be no assurance that their returns in future periods, as an asset class, will continue to reflect previous historical levels. This may be due in part to changes in market conditions affecting Portfolio Funds’ investments and strategies, as well as the proliferation of Portfolio Funds pursuing similar strategies (thereby making it difficult for one Portfolio Fund to outperform others). Investors should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment.

Investments in Non-Voting Securities. To the extent the Master Fund purchases non-voting shares of, or contractually foregoes the right to vote its shares in, a Portfolio Fund, it will not be able to vote on matters that require the approval of the investors of the Portfolio Fund, including matters that could adversely affect the Master Fund’s investment in such Portfolio Fund.

Inside Information. From time to time, a Portfolio Manager may come into possession of material, non-public information concerning an entity in which a Portfolio Fund has invested, or proposes to invest. Possession of that information may limit the ability of the Portfolio Fund to buy or sell securities of the entity.

Portfolio Manager Misconduct. When the Sub-Adviser invests the Master Fund’s assets with a Portfolio Manager, the Master Fund does not have custody of the assets of the Portfolio Fund or control over the investment of such assets. Therefore, there is always the risk that the Portfolio Manager of a Portfolio Fund could divert or abscond with the assets, inaccurately or fraudulently report the Portfolio Fund’s value, fail to follow any agreed-upon investment strategies, provide false reports of operations or engage in other misconduct. The Portfolio Managers with whom the Sub-Adviser invests the Master Fund’s assets are generally private and have not registered their securities under federal or state securities laws. This lack of registration, with the attendant lack of regulatory oversight, may enhance the risk of misconduct by the Portfolio Managers.

Regulatory Actions. In the event that federal, state, or other regulatory bodies allege misconduct by a Portfolio Manager or a Portfolio Fund, such authorities may initiate regulatory or enforcement actions, including civil or criminal proceedings. The effect of any regulatory action against a Portfolio Manager or a Portfolio Fund in which the Fund, through its investment in the Master Fund, may invest, while impossible to predict, could result in a substantial and adverse impact on the Fund and the Master Fund, including a reduction in value in or a loss of the investment due to the assessment on a Portfolio Fund of fines, penalties and/or other sanctions, including asset freezes.

Dilution. If a Portfolio Manager limits the amount of capital that may be contributed to a Portfolio Fund from the Fund, or if the Fund declines to purchase additional interests in a Portfolio Fund, continued sales of interests in the Portfolio Fund to others may dilute the returns for the Fund from the Portfolio Fund.

Portfolio Funds Organized Outside of United States. Some of the underlying Portfolio Funds may be organized outside of the United States. As a result, a Portfolio Fund organized outside of the United States may be subject to certain risks not present in a Portfolio Fund organized in the United States. For example, Portfolio Funds organized outside of the United States may not generate U.S. tax information for U.S. shareholders to file tax returns and therefore may have negative tax consequences compared to an investment that does generate U.S. tax information. Such Portfolio Funds may also operate under regulatory regimes less stringent than those governing domestic Portfolio Funds. Further, it may be more difficult or impossible to: effect service of process, enforce judgments obtained in U.S. courts against Portfolio Funds organized outside of the United States based on U.S. securities law, bring an original action in foreign court to enforce liability against a Portfolio Fund organized outside of the United States based on U.S. securities law, and bring Master Fund claims on behalf of shareholders.

Recent Market Events Risk. The equity and debt capital markets in the United States and internationally have experienced unprecedented volatility. The financial crisis that began in 2008 caused a significant decline in the value and liquidity of many securities. In response to the crisis, the U.S. and other governments and the Federal Reserve and certain foreign central banks have taken steps to support financial markets. The withdrawal of this support could also negatively affect the value and liquidity of certain securities. In addition, legislation recently enacted in the United States calls for changes in many aspects of financial regulation. The impact of the legislation on the markets, and the practical implications for market participants, may not be fully known for some time.

Market Disruption Risk. Global financial markets have recently experienced periods of unprecedented turmoil. The debt and equity capital markets in the United States and around the world were negatively impacted by significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broader market, among other things. These events, along with the deterioration of the housing market, the failure of major financial institutions and the concerns that other financial institutions as well as the global financial system were also experiencing severe economic distress materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial firms in particular. These events contributed to severe market volatility and caused severe liquidity strains in the credit markets. Volatile financial markets can expose the Fund or the Master Fund to greater market and liquidity risk. Risks to a robust resumption of growth persist: a weak consumer weighed down by too much debt and increasing joblessness, the growing size of the Federal budget deficit and national debt, and the threat of inflation.

The instability in the financial markets has led governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self regulatory organizations may take actions that affect the regulation of the instruments in which the Fund, the Master Fund or Portfolio Funds invest, or the issuers of such instruments, in ways that are unforeseeable.

Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The long-term implications of government ownership and disposition of these assets are unclear, and may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings.

The aftermath of the wars in Iraq and Afghanistan and the continuing occupation of those countries, instability in the Middle East and terrorist attacks around the world have resulted in recent market volatility and may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund does not know how long the securities markets will continue to be affected by these events and cannot predict the effects of the occupation, terrorism or similar events in the future on the U.S. economy and securities markets.

In addition, since 2010, the risks of investing in certain foreign government debt have increased dramatically as a result of the ongoing European debt crisis, which began in Greece and has begun to spread throughout various other European countries. These debt crises and the ongoing efforts of governments around the world to address these debt crises have also resulted in increased volatility and uncertainty in the global securities markets and it is impossible to predict the effects of these or similar events in the future on the Fund, though it is possible that these or similar events could have a significant adverse impact on the value and risk profile of the Fund, the Master Fund and on Portfolio Funds in which the Fund, through its investment in the Master Fund, invests.

In the United States, on August 5, 2011, Standard & Poor’s Financial Services, LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”), lowered its long-term sovereign credit rating on the U.S. federal government debt to “AA+” from “AAA.” The downgrade by S&P could increase volatility in both stock and bond markets, result in higher interest rates and higher Treasury yields and increase the costs of all kinds of debt. In addition, global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers in a different country or region.

The current financial market situation, as well as various social, political, and psychological tensions in the United States and around the world, may continue to contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets; and may cause further economic uncertainties or deterioration in the United States and worldwide. The prolonged continuation or further deterioration of the current U.S. and global economic downturn could adversely impact the Fund’s portfolio.

Changes in Applicable Law. The Fund’s ability to implement its investment strategies is affected by laws, which are subject to change. Future legislative, judicial or administrative action could adversely affect the ability of hedge funds to implement their investment programs.

Significant legislative developments in recent years enhance government supervision, regulation and enforcement of the private fund industry. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act and its implementing regulations, among other things, increase supervision and regulation of derivative transactions and participants in over-the-counter derivative markets, require advisers to private funds with $150 million or more in assets under management to register with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), with limited exceptions, and subject such registered advisers to heightened disclosure, record-keeping and reporting obligations.

The so-called “Volcker Rule” provisions of the Dodd-Frank Act also restrict relationships between banking entities and hedge funds or private equity funds, which are defined synonymously for this purpose as any issuer that would be a registered investment company but for the exemption provided by Section 3(c)(1) or 3(c)(7) of the Advisers Act. Banking entities, including their affiliates and subsidiaries, generally will be prohibited from acquiring or retaining ownership in, or sponsoring, covered hedge funds or private equity funds. Banking entities may still serve as investment advisers to, or managers of, hedge funds, subject to certain limitations. Certain sponsorships of covered hedge funds are also allowed, provided such funds are organized and offered in connection with the provision of bona fide trust, fiduciary or investment advisory services by the banking entity, and the banking entity’s investment does not exceed 3% of the total amount or value of outstanding ownership interests of such fund, and with respect to all of its covered fund investments, 3% of the banking entity’s tier 1 capital, among other limitations. Final regulations under the Volcker rule were adopted on December 10, 2013. Banking entities will have until July 21, 2015 to conform their existing relationships with private equity funds and hedge funds.

While all of the regulations called for by the Dodd-Frank Act have not yet been finalized, it seems clear that most advisers to hedge funds will be significantly affected. The ultimate impact of the Dodd-Frank Act upon hedge funds, and the Fund, is not known at this time, but could be significant.

Cybersecurity risk. Cybersecurity incidents may allow an unauthorized party to gain access to the Fund, the Master Fund, the Portfolio Funds, customer data (including private shareholder information), or proprietary information, or cause the Fund, the Master Fund or the Portfolio Funds, LMPFA, the Sub-Adviser and/or its service providers (including, but not limited to, accountants, custodians, sub-custodians, transfer agents and financial intermediaries) to suffer data breaches, data corruption or lose operation functionality.

Regulatory Risks Associated with the Fund

Limited Regulation of Portfolio Managers and Portfolio Funds. It is not anticipated that any of the underlying Portfolio Funds will be registered under the 1940 Act or subject to any other comprehensive regulatory scheme. Portfolio Funds in which the Fund, through its investment in the Master Fund, invests will not be entitled to the protections of the 1940 Act, which, among other provisions: (i) requires investment companies to have disinterested directors, (ii) requires initial shareholder approval and annual approval of the board of directors, including a majority of the disinterested directors, of advisory contracts, (iii) requires securities held in custody to at all times be individually segregated from the securities of any other person and marked to clearly identify such securities as the property of such investment company, (iv) creates limitations on the use of leverage, and (v) regulates the relationship between the adviser and the investment company. Investors in the Fund have no statutory right to receive information about the Portfolio Funds or the Portfolio Managers, will not be direct investors in the Portfolio Funds and will have no rights with respect to standing or recourse against the Portfolio Funds, Portfolio Managers or any of their affiliates. Some Portfolio Managers may not be registered with the SEC as investment advisers or registered with the CFTC as commodity trading advisors.

Changes in Laws or Regulations. The regulation of the U.S. and non-U.S. securities and futures markets and investments funds such as the Fund has undergone substantial change in recent years and such change may continue. The effect of changes in law or regulatory requirements, while impossible to predict, could be substantial and adverse.

Certain Tax Risks with Respect to an Investment in the Fund

Investments Subject to Subchapter M Requirements. The Fund has elected to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Code, which will impose certain requirements on the Fund such as satisfying an asset diversification test each quarter of its taxable year and the timely distribution and reporting of income and gains.

In the event that the Fund believes that it may fail the asset diversification requirement at the end of any quarter of a taxable year, the Master Fund may seek to take certain actions to avert such a failure on the part of the Fund. The Master Fund may try to acquire additional interests in Portfolio Funds so that the Fund can come into compliance with the asset diversification test. Alternatively, the Master Fund may try to avert such a failure by disposing of non-diversified assets. Dispositions may be difficult for the Master Fund, however, because the Master Fund may redeem its interest in a Portfolio Fund only at certain times specified by the Portfolio Fund’s governing documents. While relevant provisions of the Code afford the Fund the opportunity to cure a failure to meet the asset diversification test by disposing of non-diversified assets within six months, the constraints on the Master Fund’s ability to effect a redemption from a Portfolio Fund referred to above may limit utilization of this cure period.

Portfolio Funds that the Fund, through its investment in the Master Fund, invests in that are organized outside the United States will generally be treated as PFICs for U.S. federal income tax purposes. If a Portfolio Fund is classified as a PFIC for U.S. federal income tax purposes and the Fund or the Master Fund makes a valid election to “mark to market” its interest in such Portfolio Fund at the end of each taxable year, the Fund will be required to recognize as ordinary income each year the excess, if any, of the fair market value of its interest in the Portfolio Fund at the end of the year over its adjusted tax basis in such interest. Alternatively, under certain circumstances the Master Fund may elect to treat the PFIC as a QEF, which would result in the Master Fund recognizing income and gain each year based on its allocable share of the income and gain recognized by the QEF. Under either election, the income or gain recognized by the Fund may not be matched by corresponding cash distributions to the Master Fund, and the Master Fund may need to borrow money or to dispose of its interests in other Portfolio Funds in order to enable the Fund to make the distributions required in order to maintain the Fund’s status as a RIC and to avoid the imposition of a federal income tax and/or a nondeductible 4% excise tax. There can be no assurances, however, that the Master Fund will be successful in this regard and the Fund may not be able to maintain its status as a RIC.

The Fund, through its investment in the Master Fund, may also invest in Portfolio Funds organized inside the United States that are treated as partnerships for U.S. federal income tax purposes. Partnerships do not pay U.S. federal income tax at the partnership level. Rather, each partner of a partnership, including the Master Fund, will include its allocable share of the partnership’s income, gains, losses, deductions and expenses in computing its U.S. federal income tax liability. As a RIC, however, the Fund generally will not be subject to U.S. federal income tax on income and gains that it distributes to its shareholders, provided that it satisfies certain annual distribution requirements. See “Certain Tax Considerations.”

If the Fund fails to qualify as a RIC or fails to satisfy the distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income even if such income were distributed to its shareholders, and all distributions out of earnings and profits (including any distributions of net capital gain) would be taxed to shareholders as ordinary dividend income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. Accordingly, disqualification as a RIC could have a material adverse effect on the value of the Fund’s Shares and the amount of the Fund’s distributions. See “Certain Tax Considerations.”

Certain Distributions of the Fund’s Shares Will Be Taxable. The Fund may distribute dividends that are payable in cash or Shares at the election of each shareholder. Internal Revenue Service Revenue Procedure 2010-12 temporarily allowed a RIC whose shares were publicly traded on an established securities market in the United States to distribute its own stock as a dividend for the purpose of fulfilling its distribution requirements. Although Revenue Procedure 2010-12 is not currently applicable, the Internal Revenue Service has also issued private letter rulings on cash/stock dividends paid by RICs and real estate investment trusts (including, in some cases, where the shares were not publicly traded) if certain requirements are satisfied. Whether pursuant to a private letter ruling or otherwise, the Fund reserves the option to pay any future dividend in cash and Shares. Shareholders subject to U.S. federal income tax that receive such dividends generally will be required to recognize the full amount of the dividend (including the portion payable in Shares) as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, shareholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received and non-U.S. shareholders may be subject to withholding tax on the full amount of such dividends, including the portion payable in Shares. Shareholders should consult their own tax advisors regarding the tax consequences to them of any such dividend they may receive. See “Certain Tax Considerations—Distributions.”

ELIGIBLE INVESTORS

Each prospective investor will be required to complete the Fund’s Investor Certification (“Investor Certification”), a form of which is set forth in Appendix C to the SAI, and satisfy the investor eligibility standards set forth therein in order to be permitted to invest in the Fund. Appendix C qualifies the following summary in its entirety.

Generally, the Investor Certification requires that each investor in the Fund certify that it is an “accredited investor” as defined in Rule 501(a) of Regulation D under the 1933 Act. An “accredited investor” includes, among others,

•

a natural person with a net worth (or a joint net worth with that person’s spouse) immediately prior to the time of purchase in excess of $1 million (excluding the value of such individual’s primary residence);

•

a natural person who had income in excess of $200,000 (or joint income with such person’s spouse in excess of $300,000) in each of the two preceding years prior to the time of purchase and has a reasonable expectation of reaching the same income level in the current year; or

•	an entity whose beneficial owners are each “accredited investors.”

Other categories of “accredited investor” or other eligible investor standards applicable to companies and other investors are set forth in the Investor Certification. Additional requirements are set forth in the Investor Certification. Investors who meet the qualifications set forth in the Investor Certification are referred to in this Prospectus as “Eligible Investors.” Existing shareholders who purchase additional Shares will be required to qualify as Eligible Investors at the time of each additional purchase.

LMIS or Dealers, as applicable, may impose additional eligibility requirements for investors who purchase Shares through LMIS or such Dealer and will notify a prospective investor of any such requirements. To the extent LMIS imposes additional eligibility requirements, LMIS will notify investors via a supplement (or other revision) to the Fund’s prospectus.

In addition, the Fund generally will not permit non-resident aliens with non-U.S. addresses to establish accounts. U.S. citizens with APO/FPO addresses or addresses in the United States (including its territories) and resident aliens with U.S. addresses are permitted to establish accounts with the fund. Generally, U.S. citizens residing in foreign countries will not be permitted to establish accounts with the fund. Neither LMPFA, the Sub-Adviser nor the Fund are currently approved, registered or otherwise permitted to market to prospective investors which are domiciled in, or with a registered office in, any jurisdiction within the Member States of the European Union and the European Economic Area under any legislation implementing the Alternative Investment Fund Managers Directive (the “AIFMD”) and the supplementing Level 2 Delegated Regulation to the AIFMD in the relevant country.

PURCHASES OF SHARES

The Fund intends to accept initial and additional purchases of Broker Shares made by Eligible Investors as of the first business day of each calendar month. Broker Shares will be sold at their net asset value per share and may be offered more or less frequently as determined by the Fund’s Board in its sole and absolute discretion. Generally, purchases are subject to the receipt of immediately available funds at least three (3) business days prior to the applicable purchase date. The investor, however, will not become a shareholder of the Fund and will have no other rights (including, without limitation, any voting rights) under the Fund’s Declaration of Trust until the purchase date. The investor must also generally submit the completed Investor Certification (for initial purchases) and/or such other required documentation as required by the Fund (for both initial and subsequent purchases) at least eight (8) calendar days before the applicable purchase date. However, investors must confirm specific deadlines for receipt of funds and submission of the Investor Certification with their Dealer, as certain Dealers may have different deadlines than the foregoing. An investor who misses such deadlines will have the effectiveness of its investment in the Fund delayed until the following month, with such investor’s purchase amounts to be held in the account with the Service Provider until such time. The Fund reserves the right to reject, in whole or in part, any purchase of Broker Shares and may suspend the offering of Broker Shares at any time and from time to time.

Generally speaking, the Portfolio Funds in which the Fund invests have similar subscription processes as the Fund. For example, a Portfolio Fund will typically require receipt of cleared funds several business days prior to the date an investor begins participating in the Portfolio Fund’s returns. As such, the subscription process described above, including acceptance by the Fund of a prospective shareholder’s subscription at least three (3) business days prior to the applicable purchase date, is designed in part to ensure the Fund will be able to invest in Portfolio Funds in a timely manner.

Despite funds being required at least three (3) business days prior to the applicable purchase date, as discussed above an investor does not become a shareholder of the Fund and has no other rights (including, without limitation, any voting rights) under the Fund’s Declaration of Trust until the applicable purchase date. Between the time the Fund accepts an investor’s funds and when the investor becomes a shareholder of the Fund, such investor will not participate in the Fund’s returns and will be treated as a general unsecured creditor of the Fund with respect to the applicable funds, which the Fund may utilize to purchase Portfolio Funds.

The minimum initial investment in the Broker Shares by any investor is $25,000. The minimum additional investment by any investor is $10,000. The Fund, in its sole discretion, may accept investments below these minimums. Dealers may impose different investment minimums.

Investors purchasing Broker Shares in the Fund for the first time may be charged a sales load of up to 3.0% of the amount of the investor’s initial purchase. Subject to this limit, however, the sales loads may vary among and within Dealers.

The sales load for any one Broker shareholder is payable to either LMIS or a Dealer, as applicable, and is charged as a percentage of the prospective shareholder’s purchase amount. LMIS may receive a portion of any sales load paid to a Dealer. The sales load represents a payment in addition to the Broker shareholder’s investment. The sales load will be subtracted from the purchase amount and will not constitute an investment by the investor in the Fund. The sales load may be adjusted or waived at the discretion of LMIS or Dealers. The sales load may also be waived in connection with sales to certain investors at the discretion of LMIS or Dealers.

Initial and any additional purchases of Broker Shares will be payable in cash and must be made via wire transfer of funds. Payments for each initial or subsequent additional purchase of Broker Shares must be made in one installment.

For purposes of calculating sales loads and discounts, if any, existing investors who make additional purchases of Broker Shares will generally be charged a sales load based on such investor’s total investment in the Fund (calculated after the additional purchase) and not on the investment amount being purchased at that time.

Dealers or other financial intermediaries also may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, LMIS or any other service provider of the Fund. Any terms and conditions imposed by a Dealer or other financial intermediary, or operational limitations applicable to such parties, may affect or limit a shareholder’s ability to purchase Broker Shares, or otherwise transact business with the Fund. Investors should direct any questions regarding terms and conditions applicable to their accounts or relevant operational limitations to their Dealer or other financial intermediary.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. Thus, when a prospective investor opens an account with LMIS or a Dealer, the investor will be asked to provide its name, address, date of birth and other information that will allow the investor to be identified. If the investor’s identity cannot be verified, restrictions may be imposed on the investor’s account or it may be liquidated (less any applicable sales/account charges and/or tax penalties).

REPURCHASES OF SHARES

No Right of Redemption

No shareholder (or other person holding Shares or a portion of a Share acquired from a shareholder) has the right to require the Fund to redeem Shares. No public market exists for the Shares, and none is expected to develop in the future. Consequently, shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Periodic Repurchases

The Fund may from time to time repurchase Shares from shareholders at the net asset value per share pursuant to written tenders by shareholders, and on those terms and conditions as the Board may determine in its sole and absolute discretion. Tender offers will apply to repurchases of whole Shares and tenders of any fractional Shares will be rounded to the nearest whole number in the discretion of the Fund.

In determining whether the Fund should offer to repurchase Shares from shareholders, the Board will consider the recommendation of LMPFA, in consultation with the Sub-Adviser. LMPFA, in consultation with the Sub-Adviser, expects that generally it will recommend the Board repurchase Shares from shareholders quarterly, with such repurchases based on fund valuations as of each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, with such repurchases to occur as of the immediately preceding business day). The Fund anticipates that each such repurchase offer will generally be limited to between 5% and 25% of the net assets of the Fund, subject to modification in the sole and absolute discretion of the Board. There is no guarantee that any such repurchase offer shall occur, and therefore a shareholder may not be able to dispose of its Shares. In determining whether to accept LMPFA’s (in consultation with the Sub-Adviser) recommendation to conduct a repurchase offer at any such time, the Board will consider the following factors, among others:

•	whether any shareholders have requested to tender Shares to the Fund;

•

the composition and liquidity of the Fund’s assets (including any fees and costs associated with the Master Fund withdrawing from Portfolio Funds and/or disposing of assets allocated to Portfolio Managers);

•	the investment plans and working capital and reserve requirements, if any, of the Fund;

•	the relative economies of scale of the repurchase requests with respect to the size of the Fund;

•	the history of the Fund in repurchasing Shares;

•	the availability of information as to the value of the Master Fund’s interests in underlying Portfolio Funds;

•	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•	any anticipated tax consequences to the Fund of any proposed repurchases of Shares; and

•	the recommendations of LMPFA, in consultation with the Sub-Adviser.

The Fund’s assets consist primarily of its interests in Master Fund. Therefore, in order to finance the repurchase of Shares, the Fund may find it necessary to liquidate all or a portion of its interest in the Master Fund. The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in the Master Fund in a timely manner. The Fund ordinarily will not conduct a repurchase offer for its Shares unless the Master Fund simultaneously conducts a repurchase offer for its shares. In addition, the Fund’s Board also serves as the Board for the Master Fund and thus, the Board expects that the Master Fund will conduct repurchase offers on a quarterly basis in order to permit each Fund to meet its obligations under its repurchase offers. However, there are no assurances that the Master Fund’s Board will, in fact, decide to undertake such a repurchase offer. The Fund cannot make a repurchase offer larger than a repurchase offer made by the Master Fund. Consequently, the Fund will conduct repurchase offers on a schedule and in amounts that will depend on the Master Fund’s repurchase offers. The Master Fund (and therefore, the Fund) may need to suspend or postpone repurchase offers if it is not able to dispose of its interests in the Portfolio Funds in a timely manner. The Master Fund will make repurchase offers, if any, to all of its investors, including each Fund, on the same terms, which may affect the size of the Fund’s repurchase offer. In addition, the Fund may determine not to conduct a repurchase offer each time the Master Fund conducts a repurchase offer.

The Fund will repurchase Shares from shareholders pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to the Fund’s shareholders. When the Board determines that the Fund will repurchase Shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their Shares during the period that a repurchase offer is open may obtain the Fund’s net asset value per share (as of the last business day of the previous month) by contacting the representatives listed in the applicable tender offer notice during the period. It should be noted, however, that a shareholder will have to decide whether to participate in a repurchase offer before he or she knows the price at which the Fund will repurchase the Shares, as described below. If a repurchase offer is oversubscribed by shareholders who tender Shares, the Fund will generally repurchase a pro rata portion of the Shares tendered by each shareholder. However, the Board, in its sole and absolute discretion, subject to applicable law, may amend a tender offer to include all or part of the oversubscribed amounts.

Repurchases of Shares from shareholders by the Fund may be paid, in the discretion of the Fund, in cash or by the distribution of securities in-kind, or partly in cash and partly in-kind. The Fund does not generally expect to distribute securities in-kind except in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund or on shareholders, or if the Fund has received distributions (via the Master Fund) from Portfolio Funds in the form of securities that are transferable to the shareholders that the Fund cannot liquidate itself prior to making the distribution. Securities that are distributed in-kind in connection with a repurchase of Shares may be illiquid. Any in-kind distribution of securities will be valued in accordance with procedures adopted by the Board and will be distributed to tendering shareholders on a proportional basis. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of Shares from shareholders by the applicable repurchase offer deadline. The Fund and the Master Fund may, but need not, maintain cash or borrow money to meet repurchase requests. Such a practice could increase the Fund’s and the Master Fund’s operating expenses and impact the ability to achieve their investment objective.

In light of liquidity constraints associated with the Fund’s investments in Portfolio Funds and the fact that the Master Fund may have to effect redemptions from Portfolio Funds in order for the Fund to pay for Shares being repurchased, the Fund expects to employ the following repurchase procedures:

•

If the Board elects to offer to repurchase Shares of the Fund, the Fund will send each shareholder a repurchase offer that explains the terms and conditions of the repurchase. This repurchase offer will be sent to shareholders at least 20 business days before the date on which the shareholder must notify the Fund that the shareholder has elected to tender shares to the Fund (the “Notice Date”).

•

A shareholder choosing to tender Shares for repurchase must do so by the Notice Date, which will be at least 65 days before the date as of which Shares are to be valued. Shares will be valued as of the valuation date, which is generally expected to be on or about March 31, June 30, September 30 or December 31 (the “Valuation Date”). Tenders will be revocable upon written notice to the Fund up to the Notice Date.

•

Promptly after the Valuation Date, the Fund will, if requested by such shareholder, give to each shareholder whose Shares have been accepted for repurchase a promissory note (the “Promissory Note”) entitling the shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Shares.

•

The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times, in the case of the repurchase of all of an investor’s Shares, as is customary regarding such payments.

•

Unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, payment for a partial repurchase of an investor’s Shares will be made within 45 days of the Valuation Date.

•

The initial payment (the “Initial Payment”), in the case of a full repurchase of an investor’s Shares, will be an amount equal to at least 95% of the estimated value of the repurchased Shares, determined as of the Valuation Date. Unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, the Initial Payment will be made within 45 days of the Valuation Date.

•

The second and final payment (the “Final Payment”), in the case of a full repurchase of an investor’s Shares, for the balance (which will not be credited for interest) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, the Final Payment will be made within 90 days of the Valuation Date.

•

Although the amounts required to be paid by the Fund will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities. The Fund intends to make an in-kind payment of securities only under the limited circumstance if making a cash payment would result in a material adverse effect on the Fund or on shareholders, or if the Fund has received distributions from Portfolio Funds in the form of securities that are transferable to the shareholders that the Fund cannot liquidate itself prior to making the distributions.

The Fund will assume all fees and expenses related to a repurchase of Shares.

The repurchase of Shares is subject to regulatory requirements imposed by the SEC, and the Fund’s repurchase procedures are intended to comply with such requirements. However, if the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board, in its sole and absolute discretion, deems appropriate.

Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books a segregated account consisting of (1) cash, (2) liquid securities or (3) shares of the Master Fund that the Fund has requested be redeemed (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Note issued to shareholders tendering Shares.

Payment for repurchased Shares of the Fund may, as a result, require the Master Fund to liquidate portfolio holdings in Portfolio Funds earlier than the Sub-Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Master Fund’s investment related expenses as a result of higher portfolio turnover rates. The Sub-Adviser intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize such potential losses and expenses resulting from the repurchase of Shares.

The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Shares.

A shareholder tendering for repurchase only a portion of the shareholder’s Shares will be required to maintain a minimum account balance of $25,000 in the Fund after giving effect to the repurchase. The minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the amount to be repurchased from a shareholder so that the required minimum account balance is maintained, or to accommodate operational limitations of a Dealer.

Dealers or other financial intermediaries also may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, LMIS or any other service provider of the Fund. Any terms and conditions imposed by a Dealer or other financial intermediary, or operational limitations applicable to such parties, may affect or limit a shareholder’s ability to tender Shares for repurchase, or otherwise transact business with the Fund. Investors should direct any questions regarding terms and conditions applicable to their accounts or relevant operational limitations to the Dealer or other financial intermediary.

In the event that LMPFA, the Sub-Adviser or any of their affiliates hold Shares in the capacity of a shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other shareholders.

Mandatory Redemption

The Fund may repurchase Shares of a shareholder without consent or other action by the shareholder or other person if the Fund determines that:

•

the Shares have been transferred in violation of the Fund’s Declaration of Trust or Bylaws, or has vested in any person other than by operation of law as a result of the death, divorce, dissolution, bankruptcy, insolvency or adjudicated incompetence of the shareholder;

•

ownership of the Shares by a shareholder or other person is likely to cause the Fund to be in violation of, or require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities, or other laws of the U.S. or any other relevant jurisdiction;

•

continued ownership of Shares by a shareholder may be harmful or injurious to the business or reputation of the Fund, the Master Fund, the Board of Trustees, LMPFA, or any of their affiliates, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•

with respect to a shareholder subject to special laws or compliance requirements, such as those imposed by ERISA, the Bank Holding Company Act or certain Federal Communication Commission regulations (collectively, “Special Laws or Regulations”), the shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares; or

•	it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares.

Shareholders whose Shares are redeemed by the Fund will not be entitled to a return of any amount of sales load that was charged in connection with the shareholder’s purchase of such Shares.

TRANSFERS OF SHARES

There is no public market for the Fund’s Shares and none is expected to develop. The Fund does not list its Shares on a stock exchange or similar market. With very limited exceptions, Shares are not transferable, and liquidity for investments in Shares may be provided only through periodic repurchase offers by the Fund. If a shareholder attempts to transfer Shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void. An investment in the Fund is thus suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.

Except as otherwise described below, no person may become a substituted shareholder without the written consent of the Fund, which consent may be withheld for any reason or no reason in its sole discretion. Shares held by a shareholder may be transferred only:

•	by operation of law in connection with the death, divorce, bankruptcy or incompetence of any shareholder; or

•

under certain limited circumstances, with the consent of the Fund, which may be withheld in the sole and absolute discretion of the Fund’s Board and is expected to be granted, if at all, only under extenuating circumstances.

Notice to the Fund of any proposed transfer of Shares must include evidence satisfactory to the Fund that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability, including the requirement that any investor (or investor’s beneficial owners in certain circumstances) is an Eligible Investor. See “Eligible Investors.” Notice of a proposed transfer of Shares must also be accompanied by a properly completed Investor Certification in respect of the proposed transferee. The Fund generally will not consent to a transfer of Shares by a shareholder (i) unless such transfer is to a single transferee or to members of such shareholder’s immediate family (brothers, sisters, spouse, parents and children), or (ii) after the transfer of Shares, the balance of the account of each of the transferee and transferor is at least $25,000. A shareholder transferring Shares may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund or LMPFA in connection with the transfer. In connection with any request to transfer Shares, the Fund may require the shareholder requesting the transfer to obtain, at the shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

The Fund reserves the right to revise the transfer restrictions on its Shares at any time.

In purchasing Shares, a shareholder agrees to indemnify and hold harmless the Fund, its Board of Trustees, LMPFA, the Sub-Adviser, each other shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that shareholder in violation of the Declaration of Trust, Bylaws or policies adopted by the Board, or any misrepresentation made by that shareholder or a substituted shareholder in connection with any such transfer.

MANAGEMENT OF THE FUND

The Manager

Legg Mason Partners Fund Advisor, LLC (“LMPFA”), a wholly-owned subsidiary of Legg Mason Inc. (“Legg Mason”), is a registered investment adviser with offices at 620 Eighth Avenue, New York, New York 10018 and will provide administrative and management services to the Fund and the Master Fund. As of March 31, 2016, LMPFA’s total assets under management were approximately $209.1 billion. Legg Mason is a global asset management firm. As of March 31, 2016, Legg Mason’s asset management operation had aggregate assets under management of approximately $669.6 billion. LMPFA has limited experience managing a registered fund of hedge funds. In consideration of the advisory and other services provided by LMPFA to the Master Fund pursuant to a management agreement, the Master Fund pays LMPFA an annual fee, payable monthly, in an amount up to 1.10% of the Master Fund’s average monthly managed assets.

The Master Fund pays a management fee to LMPFA (which in turn pays a portion of such fee to the Sub-Adviser) based on a percentage of the Fund’s Managed Assets. LMPFA will base its decision regarding whether and how much leverage to use for the Master Fund on its assessment of whether such use of leverage will advance the Master Fund’s investment objective. A decision to increase the Master Fund’s leverage, however, will have the effect, all other things being equal, of increasing Managed Assets and therefore LMPFA’s and the Sub-Adviser’s fees. Consequently, LMPFA and the Sub-Adviser may have a conflict of interest in determining whether to increase the Master Fund’s use of leverage. LMPFA will seek to manage that potential conflict by only increasing the Master Fund’s use of leverage when it determines that such increase is consistent with the Master Fund’s investment objective, and by periodically reviewing the Master Fund’s performance and use of leverage with the Master Fund’s Board of Trustees. If a management fee is paid by the Fund in the future, a similar conflict of interest will exist between the Fund, on the one hand, and LMPFA and the Sub-Adviser, on the other.

The Sub-Adviser

EnTrustPermal Management LLC, a limited liability company formed under the laws of the State of Delaware, is the investment sub-adviser of the Fund and the Master Fund. The Sub-Adviser, with offices at 900 Third Avenue, New York, NY 10022, is registered with the SEC as an investment adviser under the Advisers Act. Subject to the oversight of LMPFA and the Board of Trustees, the Sub-Adviser provides day-to-day portfolio management with respect to the Fund’s and the Master Fund’s assets.

The Sub-Adviser has approximately 40 years of experience in managing funds of hedge funds that are not registered as investment companies under U.S. law (although some are registered under the regulatory framework of foreign jurisdictions, such as the Undertaking For Collective Investment in Transferable Securities (UCITS)).

The Sub-Adviser is a member of The Permal Group and is owned indirectly by Permal Group Ltd., a holding company of an international financial group of companies. The Permal Group is one of the largest fund-of-funds investment firms in the world with approximately $16.4 billion in assets under management at March 31, 2016. The Sub-Adviser had approximately $     billion in assets under management at March 31, 2016.

On May 2, 2016, Legg Mason completed the acquisition of a majority ownership interest in EnTrust Capital and combined EnTrust with The Permal Group. As a result of the Combination, a new holding company named EnTrustPermal LLC was formed for the combined EnTrust and The Permal Group businesses, with Legg Mason owning 65% and Gregg S. Hymowitz, EnTrust’s Co-founder and Managing Partner, and entities controlled by him, owning 35%. In addition, the Sub-Adviser was renamed EnTrustPermal Management LLC and is a separate subsidiary of EnTrustPermal LLC. The Combination is not expected to have any substantial effect on the Fund, the Master Fund or their shareholders. The fees paid under the subadvisory agreements remain identical.

LMPFA, and not the Master Fund, pays an amount equal to 1.00% of the Master Fund’s average monthly managed assets to the Sub-Adviser for the investment advisory and day-to-day portfolio management services it provides to the Master Fund.

In addition, LMPFA, and not the Fund, will pay an amount equal to 1.00% of the Fund’s average monthly managed assets to the Sub-Adviser for the investment advisory and day-to-day portfolio management services it provides to the Fund, except to the extent the management fee payable to LMPFA by the Fund is reduced because the Fund invests its assets in the Master Fund.

The following individuals at the Sub-Adviser have primary responsibility for the day-to-day management of the Fund’s portfolio:

Javier F. Dyer, Senior Managing Director, EnTrustPermal Management LLC

Javier Dyer is Senior Managing Director of EnTrustPermal and serves on EnTrustPermal’s Global Investment Committee. Mr. Dyer is responsible for a number of client accounts with credit/event driven mandates. Responsibilities include quantitative and qualitative due diligence on prospective hedge fund managers, especially those who manage credit related strategies. Mr. Dyer was previously Deputy Chief Investment Officer and Senior Investment Officer on the Permal Investment Committee, and a lead Portfolio Manager of the Permal Group. He joined the Permal Group in 2003. From 1999 to 2001, Mr. Dyer was a credit analyst for Atlantic Security Bank (now known as Credicorp Securities Inc.) in Miami where he supervised $300 million in emerging markets and high yield debt securities. Prior to that time, Mr. Dyer was a credit analyst at Banco de Credito del Peru in Lima, Peru. Mr. Dyer holds an M.B.A. in Finance from The Wharton School of the University of Pennsylvania (2003). He also holds a B.S. in Business Administration with a major in finance from Universidad de Lima, Peru (1996).

Alexander Pillersdorf, Senior Vice President, EnTrustPermal Management LLC

Alexander Pillersdorf is Senior Vice President of EnTrustPermal. Mr. Pillersdorf is responsible for a number of client accounts with credit/event driven mandates. Responsibilities include quantitative and qualitative due diligence on prospective hedge fund managers, especially those who manage credit related strategies. Mr. Pillersdorf joined Permal Group in 2005 as a Financial Analyst. Prior to Permal, Mr. Pillersdorf was a Financial Analyst at Houlihan Lokey Howard & Zukin, where he focused on financial restructurings, mergers & acquisitions, and other corporate finance related activities. Mr. Pillersdorf holds an M.B.A. in Finance from The Wharton School of the University of Pennsylvania. He also graduated with distinction from the Goizueta Business School at Emory University with a B.B.A. in Finance and Accounting.

Investment Management Agreements and Sub-Advisory Agreements

The Management Agreements between LMPFA and each of the Fund and the Master Fund, as applicable, provide that LMPFA will manage the operations of the Fund and the Master Fund, subject to the supervision, direction and approval of the Board and the objectives and the policies stated in this Prospectus.

Pursuant to the “Sub-Advisory Agreements” between LMPFA and the Sub-Adviser, the Sub-Adviser serves as a sub-adviser to the Fund and the Master Fund. In this capacity, subject to the supervision of LMPFA and the Board, the Sub-Adviser provides the day-to-day portfolio management with respect to the Fund and the Master Fund’s assets.

A joint special meeting of the shareholders of PHSF I, the Fund and the Master Fund was held on May 20, 2016, at which shareholders approved a new Subadvisory Agreement with EnTrustPermal for the Fund. The Combination is not expected to have any substantial effect on the Fund, the Master Fund or their shareholders. The fees paid under the Subadvisory Agreements before and after the Combination remain identical.

Pursuant to each Management Agreement and Sub-Advisory Agreement, LMPFA and the Sub-Adviser, as applicable, manage the Fund’s and the Master Fund’s investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Fund’s and the Master Fund’s officers and Trustees regularly. LMPFA or the Sub-Adviser, as applicable, also provides the office space, facilities, equipment and personnel necessary to perform the following services for the Fund and the Master Fund: SEC compliance, including record keeping, reporting requirements and registration statements and proxies; supervision of Fund or the Master Fund operations, including coordination of functions of the transfer agent, custodian, accountants, counsel and other parties performing services or operational functions for the Fund or the Master Fund; and certain administrative and clerical services, including certain accounting services and maintenance of certain books and records.

Investment decisions for the Fund and the Master Fund are made independently from those of other funds or accounts managed by LMPFA or the Sub-Adviser. Such other funds or accounts may also invest in the same securities as the Fund and the Master Fund. If those funds or accounts are prepared to invest in, or desire to dispose of, the same security at the same time as the Fund and the Master Fund, however, transactions in such securities will be made, insofar as feasible, for the respective funds and accounts in a manner deemed equitable to all. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund and the Master Fund or the price paid or received by the Fund and the Master Fund. In addition, because of different investment objectives, a particular security may be purchased for one or more funds or accounts when one or more funds or accounts are selling the same security.

The Management Agreements had an initial term of two years and the Sub-Advisory Agreements continue through May 20, 2018, and each continue in effect from year to year thereafter if such continuance is specifically approved at least annually by the Board or by a majority of the outstanding voting securities of the Fund, and in either event, by a majority of the Independent Trustees of the Fund’s Board with such Independent Trustees casting votes in person at a meeting called for such purpose. The Board of the Fund or the holders of a majority of the Fund’s shares may terminate the Management Agreement and Sub-Advisory Agreement on sixty days’ written notice without penalty and LMPFA or the Sub-Adviser, may terminate any of such agreements to which it is party on ninety days’ written notice without penalty. The Management Agreement and Sub-Advisory Agreement will terminate automatically in the event of their assignment (as defined in the 1940 Act).

Under the terms of the Management Agreements and the Sub-Advisory Agreements, LMPFA or the Sub-Adviser, as applicable, shall not be liable for losses or damages incurred by the Fund or the Master Fund, unless such losses or damages are attributable to the willful misfeasance, bad faith or gross negligence on the part of LMPFA or the Sub-Adviser, as applicable, or from reckless disregard by them of their obligations and duties under the relevant agreement.

The basis for the Board’s continuations of the Fund’s Management Agreement and Sub-Advisory Agreement will be provided in annual or semi-annual reports to shareholders for the periods during which such continuations occur.

In consideration of the advisory and other services provided by LMPFA to the Master Fund pursuant to the Management Agreement, the Master Fund pays LMPFA a management fee, accrued monthly and payable monthly in arrears, of up to 1.10% on an annualized basis of the Master Fund’s managed assets as of each month-end. In the case of a partial month, the management fee is based on the number of days during the month in which the Manager invested Master Fund assets.

The management fee and related terms of the Fund’s Management Agreement with LMPFA are substantially the same as the terms of the Master Fund’s management agreement with LMPFA. To the extent the Fund invests all or substantially all of its assets in the Master Fund, the management fee of the Fund will be reduced by the management fee allocated to the Fund by the Master Fund. The Fund’s shareholders bear an indirect share of the management fee payable by the Master Fund to LMPFA through the Fund’s investment in the Master Fund.

LMPFA has agreed to waive fees and/or reimburse the expenses (including organization and offering expenses) to the extent necessary to ensure that the total annual Fund operating expenses attributable to Broker Shares will not exceed 2.65% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds held by the Master Fund, brokerage, interest expense, taxes and extraordinary expenses). LMPFA is also permitted to recapture amounts forgone or reimbursed within three years after the year in which LMPFA earned the fee or incurred the expense if the total annual Fund operating expenses attributable to Broker Shares have fallen to a level below the limit described above. In no case will LMPFA recapture any amount that would result in the total annual Fund operating expenses attributable to Broker Shares exceeding the limit described above. These arrangements will continue until December 31, 2017. Any modification or termination of these arrangements prior to December 31, 2017 will require approval of the Board of Trustees.

In addition to amounts payable under the Management Agreements, the Fund and the Master Fund are each responsible for their own expenses, including, among other things: fees and expenses (including incentive or performance allocations and fees) attributable to Portfolio Funds and other investments and any losses in connection therewith; brokerage; interest expense; taxes; governmental fees; voluntary assessments and other expenses incurred in connection with membership in investment company organizations; organization costs of the Fund; the Service Provider Fee; fees and expenses of custodians, transfer agents, registrars, independent pricing vendors or other agents; legal expenses; loan commitment fees; expenses relating to the issuance and repurchase of the Fund’s or the Master Fund’s shares and servicing shareholder accounts; expenses of registering and/or qualifying the Fund’s shares for sale under applicable federal and state law; expenses of preparing, setting in print, printing and distributing prospectuses and any statements of additional information and any supplements thereto, reports, proxy statements, notices and distributions to the Fund’s and the Master Fund’s shareholders; costs of stationery; website costs; costs of meetings of the Board or any committee thereof, meetings of shareholders and other meetings of the Fund and the Master Fund; Board fees; audit fees; travel expenses of officers, Trustees and employees of the Fund and the Master Fund, if any; the Fund’s and the Master Fund’s pro rata portion of premiums on any fidelity bond and other insurance covering the Fund, the Master Fund and their officers, Trustees and employees; litigation expenses and any non-recurring or extraordinary expenses as may arise, including, without limitation, those relating to actions, suits or proceedings to which the Fund or the Master Fund are a party and any legal obligation which the Fund or the Master Fund may have to indemnify their respective Trustees and officers with respect thereto.

The expense caps and waived and/or reimbursed fees do not cover: (a) fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds in which the Master Fund invests; (b) interest expense; (c) any expenses or charges related to litigation, derivative actions, demand related to litigation, regulatory or other government investigations and proceedings, “for cause” regulatory inspections and indemnification or advancement of related expenses or costs, to the extent any such expenses are considered extraordinary expenses as determined under generally accepted accounting principles; (d) transaction costs (such as brokerage commissions and dealer and underwriter spreads) and taxes; and (e) other extraordinary expenses as determined under generally accepted accounting principles. Without limiting the foregoing, extraordinary expenses are generally those that are unusual or expected to recur only infrequently, and may include such expenses, by way of illustration, as (i) expenses of the reorganization, restructuring, redomiciling or merger of the Fund or a class or the acquisition of all or substantially all of the assets of another fund or; (ii) expenses of holding, and soliciting proxies for, a meeting of shareholders of the Fund (except to the extent relating to routine items such as the election of Trustees or the approval of the independent registered public accounting firm); and (iii) expenses of converting to a new custodian, transfer agent or other service provider, in each case to the extent any such expenses are considered extraordinary expenses.

For the Sub-Adviser’s services to the Master Fund, LMPFA pays an amount equal to 1.00% of the Master Fund’s average monthly managed assets to the Sub-Adviser. No management fee will be paid by the Master Fund directly to the Sub-Adviser.

In addition, for the Sub-Adviser’s services to the Fund, LMPFA pays an amount equal to 1.00% of the Fund’s average monthly managed assets to the Sub-Adviser, except to the extent the management fee payable to LMPFA by the Fund is reduced because the Fund invests its assets in the Master Fund. No management fee will be paid by the Fund directly to the Sub-Adviser.

Pass-Through Voting

Whenever the Fund as an investor in the Master Fund is requested to vote on matters pertaining to the Master Fund, the Fund will seek voting instructions from investors and will vote its interest in the Master Fund for or against such matters proportionately to the instructions to vote for or against such matters received from the investors. The Fund shall vote shares of the Master Fund for which it receives no voting instructions in the same proportion as the shares of the Fund for which it receives voting instructions.

DISTRIBUTOR AND DEALERS

The Fund has entered into a distribution agreement with LMIS, an affiliate of LMPFA and the Sub-Adviser, to serve as distributor and solicit investors for the Broker Shares. Under the Broker Share Distribution Agreement, LMIS’ responsibilities include, but are not limited to, selling Broker Shares of the Fund upon the terms set forth in this Prospectus and making arrangements for the collection of purchase monies or the payment of purchase proceeds. In consideration for its services, LMIS will generally be entitled to receive a sales load from each investor purchasing Broker Shares. In the Broker Share Distribution Agreement between the Fund and LMIS, the Fund has agreed to indemnify LMIS against certain liabilities, including liabilities arising under the 1933 Act. LMIS will not act as a market maker with respect to the Broker Shares. LMPFA has agreed to reimburse LMIS for certain expenses related to this offering in an amount up to $25,000.

LMIS may engage one or more Dealers to assist in the distribution of the Fund’s Broker Shares. LMPFA, the Sub-Adviser or their affiliates may pay a fee out of their own resources to Dealers for distribution of Broker Shares and account services. Dealers may charge a separate fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. These fees are in addition to the sales load. Such a fee is not a sales load imposed by the Fund or LMIS, and will be in addition to any fees charged or paid by the Fund. The payment of any such fees, and their impact on a particular investor’s investment returns, would not be reflected in the returns of the Fund. Dealers or other financial intermediaries also may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, LMIS or any other service provider of the Fund. Any terms and conditions imposed by a Dealer or other financial intermediary, or operational limitations applicable to such parties, may affect or limit a shareholder’s ability to purchase Broker Shares or tender Broker Shares for repurchase, or otherwise transact business with the Fund. Shareholders should direct any questions regarding fees, terms and conditions applicable to their accounts, or relevant operational limitations to the Dealer or other financial intermediary.

Investments in the Fund’s Broker Shares are subject to a maximum sales load not to exceed 3.0% of the amount invested.

Legg Mason, a Maryland corporation and the indirect parent of LMPFA and the Sub-Adviser, currently owns a majority of the Fund’s outstanding Shares. As a result, Legg Mason may be deemed to control the Fund until it owns less than 25% of the outstanding Shares. The principal business address of Legg Mason is 100 International Drive, Baltimore, Maryland.

SHAREHOLDER SERVICES AND DISTRIBUTION

Shareholder Services and Distribution Agent

LMIS serves as Shareholder Services and Distribution Agent of the Fund and has responsibility for such investor and distribution services and Fund administrative assistance as may include, but shall not be limited to, assisting in establishing and maintaining accounts and records relating to shareholders that invest in Broker Shares; processing repurchase, dividend, and distribution payments on behalf of shareholders; in connection with shareholders subscriptions for initial and subsequent investments in the Fund, arranging for bank wires following notification to a Fund; responding to shareholder inquiries relating to the services performed by the Fund; responding to routine inquiries from shareholders concerning their investments in Broker Shares; assisting shareholders in changing account designations and addresses; assisting shareholders in processing of repurchase requests; and providing such other similar services as the Fund may reasonably request.

Pursuant to the terms of the Shareholder Plan, the Fund pays LMIS an annual fee, payable monthly, of 0.25% of average monthly net assets attributable to Broker Shares, for shareholder services provided by LMIS to Broker shareholders (the “Shareholder Services Fee”) and an annual fee, payable monthly, of 0.55% of average monthly net assets attributable to Broker Shares, for distribution services for Broker Shares (the “Distribution Fee”) provided by LMIS. LMIS will generally pay substantially all of these ongoing fees to Dealers, except with respect to Broker Shares sold by LMIS.

LMIS may waive and/or reimburse all or a portion of the Shareholder Services Fee and the Distribution Fee, but there can be no assurance that it will do so.

The services of LMIS and Dealers differ from that offered by the Sub-Adviser and the Service Provider. The Sub-Adviser provides day-to-day portfolio management with respect to the Fund’s assets and the Master Fund’s assets. The Service Provider provides accounting, transfer agency and investor-related services to the Fund, and also assists the Fund with its operational needs. LMIS and Dealers provide both distribution services (i.e., selling Broker Shares of the Fund) and investor servicing (i.e., direct personal assistance to Broker shareholders).

SERVICES

Service Provider

The Bank of New York Mellon serves as the Service Provider of the Fund and the Master Fund and has the responsibility for providing record-keeping, accounting, financial and related reporting, investor-related and anti-money laundering services and for assisting the Fund and the Master Fund with their operational needs. Under the Services Agreement (as defined below), the Service Provider is responsible for, among other things: (1) maintaining a list of shareholders and generally performing all actions related to the issuance and repurchase of Shares, if any; (2) providing the Fund with certain record-keeping, clerical and bookkeeping services; (3) computing the NAV of the Fund; (4) preparing, or overseeing the preparation of, monthly, quarterly, semi-annual and annual financial statements of the Fund, quarterly reports of the operations of the Fund and maintaining information to facilitate the preparation of annual tax returns; (5) preparing certain regulatory filings; and (6) performing additional services, as agreed upon, in connection with the operations of the Fund. Subject to approval of the Board, the Service Provider may from time to time delegate its responsibilities under the Services Agreement to one or more parties selected by the Service Provider. The Service Provider provides these services to the Fund pursuant to the Services Agreement (the “Services Agreement”).

In consideration of the services provided by the Service Provider to the Fund, the Fund pays the Service Provider a monthly fee, which is not expected to exceed 0.075% (annually) of the Fund’s average net assets. The Fund also pays the Service Provider certain fixed fees for tax preparation and other services (collectively with the asset based fee, the “Service Provider Fee”). The Service Provider Fee is paid out of and reduces the Fund’s net assets.

PERFORMANCE INFORMATION

Performance

The accompanying bar chart and table contain pro forma and actual investment performance information for Broker Shares, which reflects (i) for the period from February 1, 2012 to June 27, 2013, the performance of Permal Hedge Strategies Fund I’s Service Shares, adjusted to reflect the expense cap applicable to Broker Shares and (ii) for the period commencing on June 28, 2013, the performance of Broker Shares. The Fund commenced investment operations on June 28, 2013. Permal Hedge Strategies Fund I commenced investment operations with respect to its Service Shares on February 1, 2012. The Fund has the same investment objective and investment strategy and process as those of Permal Hedge Strategies Fund I. Permal Hedge Strategies Fund I Service Shares were known as Shares for the period from February 1, 2012 to December 31, 2012 and Broker Class Shares for the period from January 1, 2013 to June 11, 2013.

For the period from February 1, 2012 to June 27, 2013, the performance information below has been adjusted to reflect the expense cap applicable to the Broker Shares, which has been 2.65% since the inception of Broker Shares on June 28, 2013.

The bar chart shows changes in the Fund’s performance from year to year for Broker Shares. The table shows the average annual total returns of Broker Shares and also compares the performance of Broker Shares with the average annual total returns of two market indices. The Fund compares the performance of Broker Shares to that of (i) the HFRX Global Hedge Fund Index and (ii) the Barclays U.S. Aggregate Index (together with the HFRX Global Hedge Fund Index, the “Indices”).

The HFRX Global Hedge Fund Index is designed to be representative of the overall composition of the hedge fund universe. It is comprised of all eligible hedge fund strategies; including but not limited to convertible arbitrage, distressed securities, equity hedge, equity market neutral, event-driven, macro, merger arbitrage, and relative value arbitrage. The strategies are asset weighted based on the distribution of assets in the hedge fund industry. It is not possible for an investor to invest directly in the index. The Barclays U.S. Aggregate Index is an unmanaged index that measures the performance of the investment-grade universe of bonds issued in the United States. The index includes institutionally traded U.S. Treasury, government-sponsored, mortgage and corporate securities.

The Fund makes updated performance information, including its current net asset value, available at the fund’s website, http://www.permalhsf.com, or by calling the Fund at (800) 822-5544.

The Indices are unmanaged and are not subject to fees and expenses typically associated with managed investment companies. However, with respect to the HFRX Global Hedge Fund Index, the returns take into account the fees and expenses charged by the portfolio funds comprising the index. Annual returns assume reinvestment of all distributions, if any.

The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future. Taxes are not reflected in the accompanying performance, and if those taxes were included, returns would be less than those shown.

Sales charges are not reflected in the accompanying bar chart, and if those charges were included, returns would be less than those shown.

Total Returns (before taxes, pro forma for the period prior to June 28, 2013) (%)

Average annual total returns (for periods ended March 31, 2016, pro forma for the period prior to June 28, 2013) (%)

	Fiscal year ended March 31, 2016	Since February 1, 2012
Broker Shares
Return before taxes	(9.42)	1.24

Index (reflects no deduction for fees, expenses or taxes)
HFRX Global Hedge Fund Index	(7.36)	0.43
Barclays U.S. Aggregate Index	1.96	2.60

Appendix A

Appendix A to the Prospectus shows comparative performance information with respect to accounts managed by the Sub-Adviser with an investment objective and strategies substantially similar to that of the Fund and the Master Fund. Prospective investors should carefully read the disclosures that accompany the investment performance data and charts in Appendix A.

Sales literature relating to the Fund and reports to shareholders may include quotations of investment performance of the Fund. In these materials, the Fund’s performance will normally be portrayed as the net return to an investor during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods also may be used to portray the Fund’s investment performance.

The Fund’s performance results will vary from time to time, and past results are not necessarily indicative of future investment results.

Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Fund, may also be provided to shareholders and prospective investors in the Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of the Fund’s and the Master Fund’s investment performance to the performance of recognized market indices such as the S&P 500, the Russell 2000, or other lesser known indices (including indices of other pooled investment vehicles investing in Portfolio Funds and private equity venture and buyout funds). Comparisons also may be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in the Fund.

DETERMINATION OF NET ASSET VALUE

Each of the Fund and the Master Fund will calculate its NAV as of the close of business on the last business day of each calendar month and at such other times as the Board may determine, including in connection with repurchases of Shares, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Board. The NAV of the Fund will equal the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses. The NAV of the Master Fund will equal the value of the total assets of the Master Fund, less all of its liabilities, including accrued fees and expenses. Because the Fund intends to invest substantially all of its assets in the Master Fund, the value of the assets of the Fund will depend on the value of its share of the Portfolio Funds or other investments in which the Master Fund invests. The Fund’s NAV per share equals the NAV of the Fund divided by the number of its outstanding Shares.

The Board of Trustees of the Master Fund has approved procedures pursuant to which the Master Fund will value its investments in Portfolio Funds at fair value. In accordance with these procedures, fair value as of each date upon which the Fund calculates its net asset value (an “NAV Date”) will be determined by the North American Fund Valuation Committee at LMPFA based on valuations provided by the Portfolio Funds’ third party administrators and due diligence conducted by the Sub-Adviser, which is in accordance with the Portfolio Fund’s valuation policies. Using the nomenclature of the Portfolio Fund industry, any values reported as “estimated’ or “final” values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Portfolio Fund’s valuation date.

The third party administrators of Portfolio Funds will generally be paid by the Portfolio Funds, and not the Master Fund. It is not anticipated that the Master Fund would have a direct legal claim against third party administrators in the event of a conflict over a valuation. Portfolio Managers and third party administrators may face conflicts of interest in valuing portfolio securities since such values affect their respective compensation.

The Fund, through its investment in the Master Fund, will normally invest primarily in Portfolio Funds. The net asset values of Portfolio Funds are generally not readily available from pricing vendors, nor are they calculable independently by the Sub-Adviser or Portfolio Managers. Therefore, pursuant to the valuation procedures, the Master Fund will fair value its interests in the Portfolio Funds.

Prior to investing in any Portfolio Fund, the Sub-Adviser will conduct a due diligence review of the valuation methodology utilized by a Portfolio Fund’s third party administrator, which will utilize market values when available and otherwise utilize principles of fair value that the Sub-Adviser reasonably believes to be consistent with those used by the Master Fund in valuing its own investments.

The Master Fund will value each underlying Portfolio Fund as of the NAV Date primarily in reliance on the most recent Underlying NAV supplied by the Portfolio Fund’s third party administrator. In the event the Underlying NAV is not as of the NAV Date, the Sub-Adviser will use benchmark or other triggers in determining if a significant market movement has occurred between the effective date of the Underlying NAV and the Fund’s NAV Date that should be taken into consideration when determining the reasonableness of the Underlying NAV. Based on the foregoing factors, the Sub-Adviser will make recommendations to the Master Fund on fair valuation of such securities. Neither the Sub-Adviser nor the Board of Trustees of the Master Fund will be able to directly confirm independently the accuracy of the Underlying NAVs provided by the Portfolio Funds’ third party administrators (which are unaudited, except for year-end valuations).

Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds will typically make available net asset value information to holders that represents the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Portfolio Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board of Trustees of the Master Fund, in the absence of specific transaction activity in interests in a particular Portfolio Fund, the Board of Trustees of the Master Fund would consider whether it was appropriate, in light of all relevant circumstances, to value its interest at its net asset value as reported at the time of valuation or whether to adjust such value to reflect a premium or discount to net asset value. In accordance with generally accepted accounting principles and industry practice, the Fund and the Master Fund may not always apply a discount in cases where there is no contemporaneous redemption activity in a particular Portfolio Fund. In other cases, such as when a Portfolio Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Portfolio Fund interests, the Master Fund may determine that it is appropriate to apply a discount to the net asset value of the Portfolio Fund. Any such decision would be made in good faith and subject to the review and supervision of the Board.

Any valuations provided by the Portfolio Fund’s third party administrator upon which the Master Fund will calculate its month-end net asset value and net asset value per share may be subject to later adjustment based on valuation information reasonably available at such time. For example, year-end net asset value calculations of the Portfolio Funds are audited by Portfolio Funds’ independent auditors and may be revised as a result of such audits. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Master Fund (and, therefore, the Fund) at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustments or revisions will not affect the amount of the repurchase proceeds of the Master Fund received by shareholders who had their shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Managers or administrators or revisions to an Underlying NAV adversely affect the Master Fund’s (and, therefore, the Fund’s) net asset value, the outstanding shares will be adversely affected by prior repurchases to the benefit of shareholders who had their shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding shares and to the detriment of shareholders who previously had their shares repurchased at a lower net asset value than the adjusted amount. The same principles apply to the purchase of shares. New shareholders may be affected in a similar way.

The valuation procedures approved by the Board provide that, where deemed appropriate by the Sub-Adviser and consistent with the 1940 Act, investments in Portfolio Funds may be valued at cost. Generally, valuation at cost is appropriate only at the time of initial purchase. Cost would only be used when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Master Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Master Fund’s investment will be revalued in a manner that the Sub-Adviser, in accordance with procedures approved by the Board of Trustees of the Master Fund, determines in good faith best reflects approximate market value. The Board of Trustees will be responsible for ensuring that the valuation policies utilized by the Sub-Adviser are fair to the Fund and consistent with applicable regulatory guidelines.

Expenses of the Fund and the Master Fund, including LMPFA’s and the Sub-Adviser’s management fee and the costs of any borrowings, are accrued and are taken into account for the purpose of determining net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s or the Master Fund’s net assets if the judgments of the Board of Trustees, the North American Fund Valuation Committee at LMPFA, the Sub-Adviser, or the Portfolio Managers of the Portfolio Funds should prove incorrect.

Although the Master Fund’s investments in Portfolio Funds will not have readily available market quotations, securities in which the Master Fund invests which do generally have readily available market quotations, such as government securities and the securities of exchange-traded funds, will be valued at market value, which is currently determined using the last reported sale price or, if no sales are reported (in the case of some securities traded over-the-counter), the last reported bid price.

DISTRIBUTIONS TO SHAREHOLDERS

The Fund intends to distribute net investment income and capital gains annually, although it reserves the right to distribute less than all of such income and gains and pay any corresponding excise tax and corporate income tax, provided that the Fund maintains its eligibility to be taxed as a regulated investment company. Unless you elect to receive distributions in cash (i.e., opt out), all of your distributions, including any capital gains distributions on your Shares, will be automatically reinvested in additional Shares under the Fund’s Dividend Reinvestment Plan. See “Dividend Reinvestment Plan.” However, the Fund may elect to pay cash/stock dividends and limit the aggregate amount of cash distributed to all of its shareholders, in which case shareholders electing to receive cash may nonetheless receive a portion of such distributions in Shares of the Fund. In that event, such electing shareholders generally would be taxed on the full amount of any such distribution (including the portion payable in the Fund’s Shares). See “Risk Factors—Certain Tax Risks with Respect to an Investment in the Fund—Certain Distributions of the Fund’s Shares Will Be Taxable.”

DIVIDEND REINVESTMENT PLAN

Unless you elect to receive distributions in cash (i.e., opt-out), all dividends, including any capital gain dividends, on your Broker Shares will be automatically reinvested by The Bank of New York Mellon, as agent for the shareholders (the “Plan Agent”), in additional Broker Shares under the Fund’s Dividend Reinvestment Plan (the “Plan”). You may elect not to participate in the Plan by contacting the Plan Agent. If you do not participate, you will receive all cash distributions paid by check mailed directly to you by The Bank of New York Mellon, as dividend paying agent. However, the Fund may elect to pay cash/share dividends and limit the aggregate amount of cash distributed to all of its shareholders, in which case shareholders electing to receive cash may nonetheless receive a portion of such distributions in Broker Shares of the Fund. In that event, such electing shareholders generally would be taxed on the full amount of any such distribution (including the portion payable in the Fund’s Broker Shares). See “Risk Factors—Certain Tax Risks with Respect to an Investment in the Fund—Certain Distributions of the Fund’s Shares Will Be Taxable.”

If you participate in the Plan, the number of Broker Shares you will receive will be determined by the current NAV of the Broker Shares.

Broker Shares in your account will be held by the Plan Agent in non-certificated form. Any proxy you receive will include all Broker Shares you have received under the Plan.

You may withdraw from the Plan (i.e., opt-out) by notifying the Plan Agent in writing at Permal Hedge Strategies Fund II, c/o BNY Mellon TA Alternative Investment RIC Funds, 4400 Computer Drive, Westborough, MA 01581 or by calling the Plan Agent at 877-355-1494. Such withdrawal will be effective immediately if notice is received by the Plan Agent not less than ten business days prior to any dividend or distribution record date; otherwise such withdrawal will be effective as soon as practicable after the Plan Agent’s investment of the most recently declared dividend or distribution on the Broker Shares. The Plan may be amended or supplemented by the Fund upon notice in writing mailed to shareholders at least 30 days prior to the record date for the payment of any dividend or distribution by the Fund for which the termination is to be effective.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions. Investors will be subject to income tax on amounts reinvested under the Plan.

The Fund reserves the right to amend or terminate the Plan if, in the judgment of the Board of Trustees, the change is warranted. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan and your account may be obtained by calling the Plan Agent at 877-355-1494.

CERTAIN TAX CONSIDERATIONS

Set forth below is a discussion of the material U.S. federal income tax aspects concerning the Fund and the purchase, ownership and disposition of Shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion assumes you are a U.S. shareholder and that you hold your Shares as a capital asset. You will be a U.S. shareholder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in Shares. This discussion is based upon the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, as of the date hereof, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax considerations relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, investors in pass-through entities, U.S. shareholders whose “functional currency” is not the United States dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the U.S. federal alternative minimum tax. Prospective investors should consult their own tax advisers with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of Shares, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.

Taxation of the Master Fund

The Master Fund intends to be treated as a partnership for U.S. federal income tax purposes for as long as it has at least two members. As a result, the Master Fund will itself not be subject to U.S. federal income tax. Rather, each of the Master Fund’s shareholders, including the Fund, will be required to take into account, for U.S. federal income tax purposes, its allocable share of the Master Fund’s items of income, gain, loss, deduction and credit.

Taxation of the Fund

The Fund has elected to be treated, and intends to qualify annually, as a regulated investment company (a “RIC”) under Subchapter M of the Code.

To qualify for the favorable U.S. federal income tax treatment generally accorded to RICs, the Fund must, among other things: (i) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”); and (ii) diversify its holdings so that, at the end of each quarter of the taxable year, (a) at least 50% of the value of the Fund’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other RICs) of a single issuer, or two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses, or any one or more Qualified Publicly Traded Partnerships.

For purposes of determining whether the Fund satisfies the 90% gross income test described in clause (i) above, the character of the Fund’s distributive share of items of income, gain and loss derived through the Master Fund and any Portfolio Fund that is also classified as a partnership for U.S. federal income tax purposes (other than a Qualified Publicly Traded Partnership) generally will be determined as if the Fund realized such tax items directly. Similarly, for purposes of determining whether the Fund satisfies the asset diversification test described in clause (ii) above, the Fund intends to “look through” the Master Fund to the underlying Portfolio Funds, and also to further “look through” to the assets held by any Portfolio Fund that is classified as a partnership for U.S. federal income tax purposes (other than a Qualified Publicly Traded Partnership).

As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income for such taxable year.

A RIC that fails to distribute, by the close of each calendar year, an amount at least equal to the sum of 98% of its ordinary taxable income for such calendar year and 98.2% of its capital gain net income for the one-year period ending on October 31 of such calendar year, plus any shortfalls from any prior year’s required distribution, is generally liable for a nondeductible 4% excise tax on the portion of the undistributed amounts of such income that are less than the required distributions. For these purposes, the Fund will be deemed to have distributed any income on which it paid U.S. federal income tax.

The Fund intends to distribute its ordinary taxable income and capital gain net income to its shareholders annually, although it reserves the right to distribute less than all of such amounts and pay any corresponding excise tax and corporate Income tax (for instance, because it lacks the information that it needs from a particular Portfolio Fund to determine its income attributable to that Portfolio Fund).

A distribution by the Fund will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If the Fund failed to satisfy the 90% gross income test, the asset diversification test, or the 90% distribution requirement in any taxable year, the Fund could in some cases cure such failure, including by paying a Fund-level tax on certain portions of its income, paying interest, making additional distributions or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any taxable year, or if the Fund were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be taxed as an ordinary corporation on its taxable income even if such income were distributed to its shareholders and all distributions out of earnings and profits (including distributions of net capital gain) would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

Distributions

Subject to the discussion under “—Passive Foreign Investment Companies” below, distributions to shareholders by the Fund of ordinary income, and of net short-term capital gains, if any, realized by the Fund will generally be taxable to shareholders as ordinary income to the extent that such distributions are paid out of the Fund’s current or accumulated earnings and profits. To the extent distributions paid by the Fund to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations (other than PFICs), such distributions may be eligible for taxation as “qualified dividend income” at preferential rates, provided certain holding period and other requirements are satisfied by the Master Fund, the Fund and the shareholder. Distributions, if any, of net capital gains that are properly reported by the Fund as capital gain dividends will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned Shares of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a shareholder as a return of capital which is applied against and reduces the shareholder’s basis in his or her Shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her Shares, the excess will be treated by the shareholder as gain from a sale or exchange of the Shares. Any distributions paid by the Fund that are attributable to dividends from U.S. corporations may be eligible for the corporate dividends received deduction, provided certain holding period and other requirements are satisfied by the Master Fund, the Fund and the shareholder.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares pursuant to the Plan.

In addition to distributions of Shares pursuant to the Plan, the Fund may also distribute dividends that are payable in cash or the Fund’s Shares at the election of each shareholder. Internal Revenue Service Revenue Procedure 2010-12 temporarily allowed a RIC whose shares were publicly traded on an established securities market in the United States to distribute its own shares as a dividend for the purpose of fulfilling its distribution requirements. Although Revenue Procedure 2010-12 is not currently applicable, the Internal Revenue Service has also issued private letter rulings on cash/stock dividends paid by RICs and real estate investment trusts (including, in some cases, where the shares were not publicly traded) if certain requirements are satisfied. Whether pursuant to a private letter ruling or otherwise, we reserve the option to pay any future dividend in cash and our Shares. Shareholders subject to U.S. federal income tax that receive such dividends generally will be required to recognize the full amount of the dividend (including the portion payable in Shares) as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, shareholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. Shareholders should consult their own tax advisors regarding the tax consequences to them of any such dividend they may receive.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of his pro rata share of such gain, with the result that each shareholder will (i) be required to report his pro rata share of such gain on his tax return as long-term capital gain, (ii) receive a refundable tax credit for his pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for his Shares by an amount equal to the deemed distribution less the tax credit.

Shareholders will be notified annually as to the U.S. federal tax status of any distributions. Information returns reporting such distributions will generally be provided to shareholders on an IRS Form 1099 (as opposed to a Schedule K-1 which is generally provided by partnerships).

Sale or Exchange of Shares

Upon the sale or other disposition of Shares (other than repurchases, which are described below), a shareholder will generally realize capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the Shares sold. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the Shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.

No loss will be allowed on the sale or other disposition of Shares if the owner acquires (including acquisitions of Shares pursuant to the Plan) or enters into a contract or option to acquire securities that are substantially identical to such Shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale or exchange of Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such Shares.

Under Treasury regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Internal Revenue Service Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Repurchase of Shares

The repurchase of Shares by the Fund generally will be a taxable transaction for U.S. federal income tax purposes, either as a sale or exchange or, under certain circumstances, as a dividend. A repurchase of Shares generally will be treated as a sale or exchange if the receipt of cash by the shareholder results in a “complete redemption” of the shareholder’s interest in the Fund or is “substantially disproportionate” or “not essentially equivalent to a dividend” with respect to the shareholder. In determining whether any of these tests have been met, Shares actually owned and Shares considered to be owned by the shareholder by reason of certain constructive ownership rules generally must be taken into account. If any of the tests for sale or exchange treatment is met, a shareholder will generally recognize capital gain or loss (which will be treated in the same manner as described above) equal to the difference between the amount of cash received by the shareholder and the adjusted tax basis of the Shares repurchased.

If none of the tests for sale or exchange treatment is met, the amount received by a shareholder on a repurchase of Shares will be taxable to the shareholder as a dividend to the extent of such shareholder’s allocable share of the Fund’s current and accumulated earnings and profits. The excess of such amount received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder’s adjusted tax basis in the Shares sold), and any amount in excess of the shareholder’s adjusted tax basis would constitute taxable capital gain. Any remaining tax basis in the Shares repurchased by the Fund will be transferred to any remaining Shares held by such shareholder. In addition, if a repurchase of Shares is treated as a dividend to the tendering shareholder, a constructive dividend may result to a non-tendering shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such repurchase.

Nature of the Master Fund’s Investments

Certain hedging and derivatives transactions of the Master Fund or the Portfolio Funds are subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the intended characterization of certain complex financial transactions or (vii) produce income that will not qualify as good income under the RIC rules. These rules could therefore affect the character, amount and timing of distributions to shareholders.

Original Issue Discount Securities

If the Master Fund invests in zero coupon or other discount securities, such investments could result in income to the Fund equal to a portion of the excess of the face value of the securities over their issue price (the “original issue discount”) each year that the securities are held, even if the Master Fund receives no cash interest payments. This income would be included in determining the amount of income which the Fund must distribute to maintain its qualification for the favorable U.S. federal income tax treatment generally accorded to RICs and to avoid the payment of U.S. federal income tax and the nondeductible 4% federal excise tax. Because such income may not be matched by a corresponding cash distribution to the Master Fund, the Master Fund may be required to borrow money or dispose of other securities to enable the Fund to make distributions to its shareholders.

Currency Fluctuations

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Master Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Master Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Passive Foreign Investment Companies

The Master Fund may acquire interests in Portfolio Funds organized outside the United States that are treated as corporations for U.S. tax purposes and that are treated as passive foreign investment companies (“PFICs”) for U.S. federal income tax purposes.

If the Fund or the Master Fund makes a valid election to “mark to market” interests that it holds in some or all of such PFICs at the end of each taxable year, the Fund will recognize as ordinary income any increase in the value of those PFIC interests as of the close of the taxable year (subject to adjustments for deferral of losses from the taxable year) over their adjusted basis and as ordinary loss any decrease in that value unless the loss is required to be deferred. Gains realized with respect to PFICs that the Fund or the Master Fund has validly elected to mark to market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of the Master Fund’s sale of all or part of the Master Fund’s interest in the PFIC or because of the “mark to market” adjustment described above, the loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses previously recognized with respect to the PFIC. To the extent that the Fund’s mark-to-market loss with respect to a PFIC exceeds that limitation, the loss will effectively be taken into account in offsetting future mark-to-market gains from the PFIC, and any remaining loss will generally be deferred until the PFIC interests are sold, at which point the loss will be treated as a capital loss.

If the Fund or the Master Fund does not make the “mark to market” election with respect to a PFIC, the Master Fund may under certain circumstances elect to treat the PFIC as a qualified electing fund (a “QEF”), which would result in the Master Fund recognizing income and gain each year based on its allocable share of the income and gain recognized by the QEF. If the QEF incurs losses in a taxable year, however, those losses would not pass through to the Master Fund or the Fund and, accordingly, would not be available to offset other income or gains of the Fund. The Master Fund may not be able to make QEF elections with respect to some or all of the Portfolio Funds that are treated as PFICs because the Portfolio Fund may not be willing to satisfy the necessary reporting requirements. If neither a “mark to market” nor a QEF election is made with respect to an interest in a PFIC, the ownership of the PFIC interest may have significantly adverse tax consequences for the Fund. In such a case, the Fund would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the interests in a PFIC (collectively referred to as “excess distributions”), even if those excess distributions are paid by the Fund as a dividend to its shareholders.

If a mark-to-market or a QEF election is made, the Fund may be required to recognize income (which generally must be distributed to the Fund’s shareholders) in excess of the distributions that the Master Fund receives from Portfolio Funds. Accordingly, the Master Fund may need to borrow money or to dispose of its interests in Portfolio Funds in order to make the distributions required in order to enable the Fund to maintain the Fund’s status as a RIC and to avoid the imposition of a federal income tax and/or the nondeductible 4% excise tax. There can be no assurances, however, that the Master Fund will be successful in this regard and the Fund may not be able to maintain its status as a RIC.

Dividends paid by PFICs, or amounts recognized pursuant to the mark-to-market or QEF election, will not be eligible for taxation as “qualified dividend income.”

Foreign Taxes

Investment income that may be received by the Master Fund from sources within foreign countries may be subject to foreign taxes withheld at the source. The United States has entered into tax treaties with many foreign countries that entitle the Master Fund to a reduced rate of, or exemption from, taxes on such income. If more than 50% of the value of the Fund’s total assets at the close of the taxable year consists of stock or securities of foreign corporations, the Fund may elect to “pass-through” to the Fund’s shareholders its proportionate amount of foreign taxes paid by the Master Fund. If the Fund so elects, each shareholder would be required to include in gross income, even though not actually received, his pro rata share of the foreign taxes paid by the Master Fund, but would be treated as having paid his pro rata share of such foreign taxes and would therefore be allowed to either (i) deduct such amount in computing taxable income or (ii) use such amount (subject to various Code limitations) as a foreign tax credit against federal income tax. For purposes of the foreign tax credit limitation rules of the Code, each shareholder would treat as foreign source income his pro rata share of such foreign taxes plus the portion of dividends received from the Fund representing income derived from foreign sources. No deduction for foreign taxes could be claimed by a non-corporate shareholder who does not itemize deductions. In certain circumstances, a shareholder that has held Shares of the Fund for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign taxes deemed imposed on dividends paid on such Shares. Additionally, the Master Fund must also meet this holding period requirement with respect to its foreign stock and securities in order for “creditable” taxes to be passed through to its shareholders. Each shareholder should consult his own tax adviser regarding the potential application of foreign tax credits.

Backup Withholding

The Fund may be required to withhold from all taxable distributions and redemption proceeds payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided that the shareholder furnishes the Internal Revenue Service with the required information.

Foreign Shareholders

U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate, a foreign corporation or foreign partnership (“foreign shareholder”) depends on whether the income of the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.

If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions (including any distributions of Shares or repurchases of Shares that are taxable as a dividend, as described above under “—Distributions” and “—Repurchase of Shares,” respectively) of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from the withholding tax, in each case to the extent that the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. withholding tax at the source if they had been received directly by a foreign person, and that satisfy certain other requirements. A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares of the Fund. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and sale or exchange gains.

If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares of the Fund will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a non-exempt foreign shareholder, the Fund may be required to withhold from distributions that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

Additional Withholding Requirements

Under legislation enacted in 2010 and administrative guidance thereto, a 30% U.S. federal withholding tax may apply to any ordinary dividends and other distributions that the Fund pays and, beginning January 1, 2019, the gross proceeds from certain capital gain dividends or the disposition of Shares, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its U.S. “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each such substantial U.S. owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different requirements. Foreign shareholders should consult their own tax advisers regarding this legislation and whether it may be relevant to their ownership and disposition of Shares.

Other Taxation

Fund shareholders may be subject to state, local and foreign taxes on their Fund distributions. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the Fund’s Shares by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), and entities whose underlying assets are considered to include “plan assets” of any such plans, accounts or arrangements (each referred to herein as an “ERISA Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of an ERISA Plan and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In consideration of an investment in the Fund’s Shares of a portion of the assets of any ERISA Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the ERISA Plan and the applicable provisions of ERISA and the Code relating to a fiduciary’s duties to the ERISA Plan. In this regard, ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions, and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment in the Fund, the income taxes of the investment, and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. If a fiduciary with respect to any such ERISA Plan breaches his or her responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

Plan Asset Issues

ERISA and the regulations (the “Plan Asset Regulations”) promulgated under ERISA by the DOL generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the 1940 Act, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA or that the entity is an “operating company,” as defined in the Plan Asset Regulations. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, the Sub-Adviser will not be a fiduciary with respect to the assets of any ERISA Plan that becomes a shareholder of the Fund, solely as a result of the ERISA Plan’s investment in the Fund.

An ERISA Plan proposing to invest in the Fund and any fiduciaries responsible for the ERISA Plan’s investments should be fully aware of and understand the Fund’s investment objective, policies, and strategies, and the decision to invest plan assets in the Fund should be made with appropriate consideration of relevant investment factors with regard to the ERISA Plan and be consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not the underlying assets of the Fund were deemed to include “plan assets,” as described above, a prohibited transaction within the meaning of ERISA and the Code may result if the Fund’s Share is acquired by an ERISA Plan to which the Fund, LMPFA or the Sub-Adviser is a “party in interest” or “disqualified person” and such acquisition is not entitled to an applicable exemption, of which there are many. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Fund’s Shares on behalf of, or with the assets of, any ERISA Plan, consult with their counsel regarding the matters described herein.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under the fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code of the acquisition and ownership of Shares.

DESCRIPTION OF SHARES

The following description is based on certain relevant portions of the Maryland Statutory Trust Act and on our Declaration of Trust and Bylaws. This summary is not necessarily complete, and we refer you to the Maryland Statutory Trust Act and our Declaration of Trust and Bylaws for a more detailed description of the provisions summarized below.

Shares of Beneficial Interest

The Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest, par value $.00001 per share. All shares of beneficial interest have equal rights to the payment of dividends and the distribution of assets upon liquidation. Shares of beneficial interest will, when issued, be fully paid and non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting. The Board of Trustees, without shareholder vote, can classify and reclassify any authorized but unissued shares.

Net asset value will be reduced immediately following the initial offering by the offering expenses.

Except as may be provided in the terms of any class of shares, each outstanding share of beneficial interest entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding shares of beneficial interest can elect all of the Trustees then standing for election.

Pursuant to the terms of the Declaration of Trust, the Fund may, in the future, pursue its investment program through one or more subsidiary vehicles without any action by the shareholders.

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST AND BYLAWS

The following description is based on certain relevant portions of the Maryland Statutory Trust Act and on our Declaration of Trust and Bylaws. This summary is not necessarily complete, and we refer you to the Maryland Statutory Trust Act and our Declaration of Trust and Bylaws for a more detailed description of the provisions summarized below.

The Fund

The certificate of trust to establish the Fund was filed with the State Department of Assessments and Taxation of Maryland on April 17, 2013. The Fund is a Maryland statutory trust. A Maryland statutory trust is an unincorporated business association that is established under, and governed by, the Maryland Statutory Trust Act. Maryland law provides a statutory framework for the powers, duties, rights and obligations of the Board and shareholders of a trust, while the more specific powers, duties, rights and obligations of the Board and the shareholders are determined by the Board as set forth in the Fund’s Declaration of Trust (referred to in this section as the “Declaration”) and Bylaws.

Shareholder Voting

The Declaration provides for shareholder voting as required by the 1940 Act or other applicable laws as described below under the heading “Election and Removal of Trustees,” and as the Board of Trustees may consider and determine necessary or desirable but otherwise permits, consistent with Maryland law, actions by the Board without seeking the consent of shareholders. The Fund is not required to hold an annual meeting of shareholders, but the Fund will call special meetings of shareholders whenever required by the 1940 Act or by the terms of the Declaration. The Declaration provides that, except as may be provided in the terms of any class of shares, each outstanding share of beneficial interest entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees. All shareholders of record of all classes of the Fund vote together, except where required by the 1940 Act to vote separately by class, or when the Board has determined that a matter affects only the interests of one or more classes of shares.

Election and Removal of Trustees

The Declaration provides that the Board may establish the number of trustees by a majority vote of the trustees then in office, and that vacancies on the Board may be filled by the remaining trustees or, if there are no trustees then in office, by the officers of the Fund, or in any other manner permitted by the 1940 Act, except when election of trustees by the shareholders is required under the 1940 Act. Trustees are then elected by a plurality of votes cast by shareholders at a meeting at which a quorum is present. The Declaration also provides that a mandatory retirement age may be set by action of two-thirds of the trustees and that trustees may be removed, with or without cause, by a vote of shareholders holding two-thirds of the voting power of the trust, or by a vote of two-thirds of the remaining trustees. The provisions of the Declaration relating to the election and removal of trustees may not be amended without the approval of two-thirds of the trustees then in office.

Amendments to the Declaration

The trustees are authorized to amend the Declaration without the vote of shareholders, but no amendment may be made that impairs the exemption from or limitation of personal liability granted in the Declaration to persons who are or have been shareholders, trustees, officers or employees of the Fund, or that limits the rights to indemnification, advancement of expenses or insurance provided in the Declaration with respect to actions or omissions of persons entitled to indemnification, advancement of expenses or insurance under the Declaration prior to the amendment.

Issuance of Shares

The Fund may issue an unlimited number of shares for such consideration and on such terms as the Board may determine. Shareholders are not entitled to any appraisal, preemptive, conversion, exchange or similar rights, except as the Board may determine.

Disclosure of Shareholder Holdings

The Declaration specifically requires shareholders, upon demand, to disclose to the Fund information with respect to the direct and indirect ownership of shares in order to comply with various laws or regulations, and the Fund may disclose such ownership if required by law or regulation, or as the Board may otherwise decide.

CUSTODIAN AND TRANSFER AGENT

The custodian of the assets of the Fund is The Bank of New York Mellon. The Custodian performs custodial, fund accounting and portfolio accounting services. The Fund’s transfer, shareholder services and dividend paying agent is The Bank of New York Mellon.

FISCAL YEAR

For accounting purposes, the Fund’s fiscal year is the 12-month period ending on March 31.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has selected KPMG LLP, located at 345 Park Avenue, New York, New York 10154, to serve as the independent registered public accountants of the Fund.

LEGAL COUNSEL

Simpson Thacher & Bartlett LLP, located at 425 Lexington Avenue, New York, New York, serves as legal counsel to the Fund and also serves as legal counsel to LMPFA and certain of its affiliates. Venable LLP, located at 750 E. Pratt Street, Baltimore, Maryland, serves as Maryland counsel to the Fund.

A Statement of Additional Information, dated             , 2016, as it may be amended, containing additional information about the Fund, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI (the table of contents of which is above) by calling (800) 822-5544, by writing to the Fund or visiting the Fund’s website (http://www.permalhsf.com).

APPENDIX A—HISTORICAL PERFORMANCE OF A PERMAL COMPOSITE [To Be Updated]

Permal Hedge Strategies Fund II (the “Fund”) commenced operations on June 28, 2013. Performance information for the Fund is included elsewhere in the Prospectus and in annual and semi-annual reports to shareholders.

This Appendix provides additional information about the past performance of two investment funds managed by the Sub-Adviser each having a substantially similar investment objective, policies and strategies to those of the Fund. The performances of these two funds have been “blended” to create a “Permal Composite,” which is a Global Investment Performance Standards (GIPS) compliant asset weighted composite; provided, however, that prior to November 2011 the “Permal Composite” performance was based on one fund. However, there are no limitations with respect to the allocation of the Fund’s assets among these investment strategies. The Permal Composite also invests in many of the same Portfolio Funds that the Fund, through its investment in the Master Fund, is anticipated to invest in.

The past performance of the Permal Composite has been calculated net of fees and expenses. The past performance does not reflect the total operating fees and expenses applicable to the Fund. The total operating fees and expenses of the Permal Composite may be lower or higher than the total operating expenses of the Fund, and the performance shown for the Permal Composite may have been lower had the total operating expenses of the Fund been used to compute the performance.

The Permal Composite’s performance is no guarantee of future results of the Fund. The information in this Appendix does not represent the performance of the Fund or any predecessors. Please note the following cautionary guidelines in reviewing this Appendix:

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Performance figures are not the performance of the Fund or the Portfolio Funds. The performance shown for the Permal Composite is not an indication of how the Fund would have performed in the past or will perform in the future. The Permal Composite’s performance in the future will be different from the Fund due to factors such as cash flows in and out of the Fund and the Portfolio Funds, different fees, expenses, performance calculation methods and portfolio sizes and composition.

•

Although the Fund’s holdings, through its investment in the Master Fund, may be similar to the holdings of the Permal Composite, the Fund may change the percentage of its assets allocated to any Portfolio Fund.

•

The Master Fund is not required to allocate a certain percentage of its assets to each of the categories of Portfolio Funds discussed in the Prospectus, it is unlikely that its assets will be allocated equally to each such category and the Master Fund may invest in Portfolio Funds that use other types of strategies.

The Fund and the Master Fund are each registered under the 1940 Act. As a result, the Fund and the Master Fund are each subject to certain investment limitations imposed by the 1940 Act that are not applicable to the Permal Composite. Due to these investment limitations, the policies of the Fund and the Master Fund do not match exactly those of the Permal Composite. The performance results of the Permal Composite may have been adversely affected if the Permal Composite had been registered as an investment company under the 1940 Act and had been subject to the limitations applicable to the Fund and the Master Fund.

Performance information is presented below for the Permal Composite. The information provided shows performance of the Permal Composite over time (along with broad-based securities market indexes for reference). All figures assume dividend reinvestment.

The expenses of the Fund, including any sales load and any shareholder services and distribution fees, may be higher or lower than the expenses for the Permal Composite. In the event that the expenses of the Fund are higher than those of the Permal Composite, the performance of the Permal Composite would be lower if adjusted to reflect such higher expenses of the Fund. Performance figures of the HFRX Global Hedge Fund Index and the Barclays U.S. Aggregate Index do not reflect any sales charges or fund expenses and would be lower if they did. As stated above, past performance does not indicate future results. The period covered by the prior performance information is limited, and may not reflect performance in different economic cycles. The information below shows rates of returns for the periods indicated, but does not reflect the volatility that occurred within a given period.

It is important to note that the performance results presented below do not represent the performance of the Fund and are no indication of how the Fund has performed in the past or will perform in the future. This information is intended as related or supplemental information only.

The table below shows the annualized performance of the Permal Composite over a one-year, three-year, five-year, and ten-year period, and since inception (along with the performance of the HFRX Global Hedge Fund Index, a hedge fund performance index, and of the Barclays U.S. Aggregate Index, a broad based securities market index, for reference). The performance of the Permal Composite does not reflect the same fees paid by the Fund. The total fees and expenses of the Permal Composite may be lower or higher than the total fees and expenses of the Fund. If higher fees and expenses were reflected in the Permal Composite’s performance set forth below, performance would be lower. Actual fees may vary depending on, among other things, the applicable fee schedule and portfolio size. The performance for the applicable index does not reflect fees or taxes.

Account	One Year(1)	Three Year(1)	Five Year(1)	Ten Year(1)	Since Inception	Average Monthly Return(3)	Beta(3)	Standard Deviation(3)
Permal Composite(4)	1.4%	6.2%	4.2%	5.7%	6.1%	0.3%	-0.5	4.7%
HFRX Global Hedge Fund Index	1.3%	2.8%	1.0%	1.2%	5.1%	0.1%	N/A	4.1%
Barclays U.S. Aggregate Index	4.5%	2.6%	4.1%	4.7%	5.7%	0.3%	N/A	2.8%

(1)	Information is through April 30, 2015.
(2)	Inception Date was December 31, 1996.
(3)	For the five year period ended April 30, 2015.
(4)	Prior to November 2011, the Permal Composite was comprised of one fund.

The HFRX Global Hedge Fund Index is designed to be representative of the overall composition of the hedge fund universe. It is comprised of all eligible hedge fund strategies; including but not limited to convertible arbitrage, distressed securities, equity hedge, equity market neutral, event-driven, macro, merger arbitrage, and relative value arbitrage. The strategies are asset weighted based on the distribution of assets in the hedge fund industry. It is not possible for an investor to invest directly in the index.

The Barclays U.S. Aggregate Index is an unmanaged index that measures the performance of the investment-grade universe of bonds issued in the United States. The index includes institutionally traded U.S. Treasury, government-sponsored, mortgage and corporate securities.

Standard deviation indicates the percentage by which the Permal Composite’s performance has varied from its average performance in any given year for the five year period ended April 30, 2015. Generally, the higher the standard deviation, the greater range of performance, indicating greater volatility. The standard deviation figures are provided for informational purposes only to illustrate the volatility of the Permal Composite. Beta measures the volatility of a security relative to a benchmark. For example, the S&P 500 Index has a beta of 1. Any security with a higher beta is more volatile than the market, and any security with a lower beta rises or falls more slowly than the market.

The table below provides an indication of the risks of investing in the Permal Composite by showing changes in the performance of the Permal Composite from year to year beginning in 2004 compared with those of the HFRX Global Hedge Fund Index and the Barclays U.S. Aggregate Index. Annual returns assume reinvestment of all distributions, if any. Historical performance of the Permal Composite does not necessarily indicate what will happen in the future and is being provided for illustrative and informational purposes only. The inception date for the Permal Composite was prior to 2004. Information regarding since inception returns has been provided above.

Account	2015(1)	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Permal Composite(2)	1.7%	1.1%	11.7%	8.3%	-5.2%	10.4%	27.0%	-18.4%	8.4%	10.5%	7.7%	9.5%
HFRX Global Hedge Fund Index	2.3%	-0.6%	6.7%	3.5%	-8.9%	5.2%	13.0%	-23.3%	4.2%	9.3%	2.7%	2.7%
Barclays U.S. Aggregate Index	1.2%	2.0%	-2.0%	4.2%	7.8%	6.5%	5.9%	5.2%	7.0%	4.3%	2.4%	4.3%

(1)	Information is through April 30, 2015.
(2)	Prior to November 2011, the Permal Composite was comprised of one fund.

It is important to note that the performance results presented above do not represent the performance of the Fund and are no indication of how the Fund has performed in the past or will perform in the future. This information is intended as related or supplemental information only.

Prospectus

Permal Hedge Strategies Fund II

Broker Shares

You should read this Prospectus, which contains important information about the Fund that you should know, before deciding whether to invest, and retain it for future reference. A Statement of Additional Information, dated             , 2016, as it may be amended (the “SAI”), containing additional information about the Fund, has been filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI (the table of contents of which is on page 84 of this Prospectus), annual and semi-annual reports to stockholders (when available), and additional information about the Fund, or make shareholder inquiries, by calling (800) 822-5544, by writing to the Fund or visiting the Fund’s website (http://www.permalhsf.com). The information contained in, or accessed through, the Fund’s website is not part of this Prospectus. You may also obtain a copy of the SAI (and other information regarding the Fund) from the SEC’s Public Reference Room in Washington, D.C. Information relating to the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. Such materials, as well as the Fund’s annual and semi-annual reports (when available) and other information regarding the Fund, are also available on the SEC’s website (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov or make a request in writing to the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549-0102.

If someone makes a statement about the Fund that is not in this Prospectus, you should not rely upon that information. Neither the Fund nor the distributor is offering to sell Broker Shares of the Fund to any person to whom the Fund may not lawfully sell its Broker Shares.

Permal Hedge Strategies Fund II

Broker Shares

You may visit the Fund’s website, http://www.permalhsf.com, for a free copy of a Prospectus or an Annual or Semi-Annual Report.

Shareholder reports Additional information about the Fund’s investments is available in the Fund’s Annual and Semi-Annual Reports to shareholders. In the Fund’s Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.

You can make inquiries about the Fund or obtain shareholder reports (without charge) by calling the Fund at (800) 822-5544, or by writing to the Fund.

Information about the Fund can be reviewed and copied at the Securities and Exchange Commission’s (the “SEC”) Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of this information may be obtained for a duplicating fee by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549.

If someone makes a statement about the Fund that is not in this Prospectus, you should not rely upon that information. Neither the Fund nor the distributor is offering to sell Broker Shares of the Fund to any person to whom the Fund may not lawfully sell its Broker Shares.

(Investment Company Act

file no. 811-22836)

[PRML015706 07/15]

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 2, 2016

PERMAL HEDGE STRATEGIES FUND II

STATEMENT OF ADDITIONAL INFORMATION

Permal Hedge Strategies Fund II (the “Fund”) is a newly organized, non-diversified, closed-end management investment company.

This Statement of Additional Information relating to the Fund’s shares of beneficial interest, par value $.00001 per share (the “Shares”) does not constitute a prospectus, but should be read in conjunction with the Fund’s prospectus relating thereto dated             , 2016, and as it may be supplemented (the “Prospectus”). This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing the Shares, and investors should obtain and read the Fund’s Prospectus prior to purchasing such shares. A copy of the Fund’s Prospectus, annual and semi-annual reports (when available) and additional information about the Fund may be obtained without charge by calling (888) 777-0102, by writing to the Fund at 620 Eighth Avenue, New York, New York 10018 or by visiting the Fund’s website (http://www.permalhsf.com). The information contained in, or accessed through, the Fund’s website is not part of the Fund’s Prospectus or this Statement of Additional Information. Prospective investors may also obtain a copy of the Fund’s Prospectus on the Securities and Exchange Commission’s website (http://www.sec.gov). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

This Statement of Additional Information is dated             , 2016.

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INVESTMENT OBJECTIVE

The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility.

In seeking to achieve its objective, the Fund, through its investment in the Master Fund, will provide its shareholders with access through investments in the Portfolio Funds to a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies.

The Fund, through its investment in the Master Fund, seeks to produce investment returns that have lower risk than traditional long-only investments and over time produce above-market returns. The combination of various Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional long-only funds is expected to produce a portfolio that is less volatile than the general market and less correlated to such market than traditional long-only funds investing in the same market.

INVESTMENT POLICIES AND TECHNIQUES

Applicability of 1940 Act Limitations

For purposes of determining compliance with the Fund’s and the Master Fund’s investment restrictions and certain investment limitations under the 1940 Act, including for example, the Fund’s and the Master Fund’s leverage limitations, the Fund and the Master Fund will not “look through” Portfolio Funds in which the Fund, through its investment in the Master Fund, invests, except for Portfolio Funds managed or distributed by LMPFA or the Sub-Adviser, respectively, or their affiliates. Portfolio Funds are not subject to the Fund’s and the Master Fund’s investment restrictions and, unless registered under the 1940 Act, are generally not subject to any investment limitations under the 1940 Act or the Code.

Fundamental Policies

The Fund’s fundamental policies listed below may not be changed without an affirmative vote of a majority of its voting securities, which means the lesser of: (i) 67% of the outstanding voting securities (by value) present at a meeting at which holders of more than 50% of the outstanding voting securities (by value) are present in person or by proxy; or (ii) more than 50% of the outstanding voting securities (by value). Such policies cannot be changed without the approval of a majority (as such majority vote is defined in the preceding sentence) of the outstanding voting securities of the Fund. No other policy is a fundamental policy of the Fund. Within the limits of the Fund’s fundamental policies, its management has reserved freedom of action. The Fund may not:

(1) Borrow money or issue any senior security, except to the extent permitted under the 1940 Act, and as interpreted, modified, or otherwise permitted by a regulatory authority having jurisdiction, from time to time.

(2) Invest 25% or more of the value of its total assets in the securities of issuers in any single industry or group of industries, other than securities issued by the U.S. government, its agencies or instrumentalities and repurchase agreements collateralized by securities issued by the U.S. government, its agencies or instrumentalities. The Fund, through its investment in the Master Fund, will invest 25% or more of the value of its total assets in Portfolio Funds (except for temporary or defensive purposes during any period of adverse market conditions generally affecting Portfolio Funds), but will not invest, through its investment in the Master Fund, 25% or more of the value of its total assets in Portfolio Funds that, in the aggregate, have investment programs that focus on investing in any single industry or group of related industries. For purposes of this investment restriction, the Portfolio Funds are not considered part of any industry or group of industries.

(3) Underwrite securities of other issuers, except to the extent that it may be deemed to be an underwriter under the federal securities laws in connection with the disposition of portfolio securities.

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(4) Purchase or sell real estate, commodities or commodity contracts, except that, to the extent permitted by applicable law, the Fund, through its investment in the Master Fund, may (i) invest in Portfolio Funds (including passive foreign investment companies) that hold direct or indirect interests in real estate; (ii) invest in securities directly or indirectly secured by real estate or interests therein or issued by entities that invest in real estate or interests therein; (iii) invest in securities directly or indirectly secured by timber, oil, natural gas, coal, electricity or other energy-related commodities or securities issued by entities that invest in or hold such commodities; and (iv) purchase and sell forward contracts, financial futures contracts and options thereon.

(5) Make loans of money or securities to other persons, except to the extent permitted under the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.

(6) Purchase or sell physical commodities and commodity contracts, except that it may (a) enter into futures contracts and options thereon in accordance with applicable law and (b) purchase or sell physical commodities if acquired as a result of ownership of securities or other instruments. The Fund and the Master Fund will not consider stock index, currency and other financial futures contracts, swaps, or hybrid instruments to be commodities for purposes of this investment policy. For purposes of this investment restriction, the Fund and the Master Fund will not be prohibited from investing in Portfolio Funds which, in turn, invest in commodities.

All other investment policies of the Fund set forth in the Prospectus are not considered fundamental policies and may be changed by the Board of Trustees without any vote of shareholders.

For purposes of the investment restriction related to Portfolio Funds that have investment programs that focus on investing in any single industry or group of related industries set forth in sub paragraph (2) above, investment program means the Portfolio Fund’s stated investment strategy, if any, as set forth in such Portfolio Fund’s private placement memorandum, subscription agreement, or similar document.

Under the 1940 Act, the Fund is not permitted to incur indebtedness, including through the issuance of debt securities, unless immediately thereafter the total asset value of the Fund’s portfolio is at least 300% of the aggregate amount of outstanding indebtedness (i.e., the aggregate amount of outstanding debt may not exceed 33 1/3% of the Fund’s Managed Assets). In addition, the Fund is not permitted to declare any cash distribution on its Shares unless, at the time of such declaration, the net asset value of the Fund’s portfolio (determined after deducting the amount of such distribution) is at least 300% of the aggregate amount of such outstanding indebtedness. If the Fund borrows money, the Fund intends, to the extent possible, to retire outstanding debt from time to time to maintain coverage of any outstanding indebtedness of at least 300%.

With respect to the limitation regarding the issuance of senior securities set forth in subparagraph (1) above, “senior securities” are defined as any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

The ability of a closed-end fund to issue senior securities is severely circumscribed by complex regulatory constraints under the 1940 Act that restrict, for instance, the amount, timing and form of senior securities that may be issued. Certain portfolio management techniques, such as credit default swaps, the purchase of securities on margin, short sales or the writing of puts on portfolio securities, may be considered senior securities unless appropriate steps are taken to segregate the Fund’s or the Master Fund’s assets or otherwise cover their obligations. To the extent the Fund or the Master Fund covers its commitment under these transactions, including by the segregation of liquid assets, equal in value to the amount of the Fund’s or the Master Fund’s commitment, such instrument will not be considered a “senior security” by the Fund or the Master Fund and therefore will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings by the Fund or the Master Fund.

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Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

The Fund has no current intention to issue preferred shares. With respect to the limitation regarding the Fund’s ability to borrow set forth in subparagraph (1) above, the 1940 Act requires the Fund to maintain at all times an asset coverage of at least 300% of the amount of its borrowings. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940 Act, such as the purchasing of securities on a when-issued or delayed delivery basis, entering credit default swaps or futures contracts, engaging in short sales and writing options on portfolio securities, so long as the Fund covers its obligations by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations.

With respect to these policies and other policies and investment restrictions described in this Prospectus (except the fundamental policies on borrowings and the issuance of senior securities, and as otherwise noted herein), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s or the Master Fund’s total assets, unless otherwise stated, will not constitute a violation of such policy or restriction. The Fund’s or the Master Fund’s investment policies and restrictions do not apply to the activities and transactions of Portfolio Funds in which assets of the Fund, through its investment in the Master Fund, are invested, but will apply to investments made by the Fund, through its investment in the Master Fund, indirectly (or any account consisting solely of the Fund’s assets). The Portfolio Funds may have different or contrary investment policies.

Non-Fundamental Policies of the Fund

These investment policies may be changed by the Fund’s Board of Trustees without a vote of the Fund’s shareholders. The Fund may not,

(1) Purchase securities on margin, except that the Fund may: (a) make use of any short-term credit necessary for clearance of purchases and sales of portfolio securities and for required distributions and (b) make initial or variation margin deposits in connection with futures contracts, options, currencies, or other permissible investments,

(2) Mortgage, pledge, hypothecate or, in any manner, transfer any security owned by the Fund as security for indebtedness, except as may be necessary in connection with permissible borrowings or investments; and then such mortgaging, pledging or hypothecating may not exceed 33 1/3% of the respective total assets of the Fund. The deposit of underlying securities and other assets in escrow and collateral arrangements with respect to margin accounts for futures contracts, options, currencies or other permissible investments are not deemed to be mortgages, pledges, or hypothecations for these purposes,

(3) Purchase participations or other direct interests in or enter into leases with respect to oil, gas, or other mineral explorations or development programs, except that the Fund may invest in securities issued by companies that engage in oil, gas or other mineral exploration or development activities or hold mineral leases acquired as a result of its ownership of securities, or

(4) Invest in companies for the purpose of exercising management or control.

The Sub-Adviser will not invest more than 20% of the Master Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. In addition, the Master Fund will limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund’s outstanding voting securities, absent an SEC order (or assurances from the SEC staff) under which the Master Fund’s contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding interests will not be subject to various 1940 Act prohibitions on affiliated transactions. However, to permit the investment of more of its assets in smaller

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Portfolio Funds deemed attractive by the Sub-Adviser, the Master Fund may purchase non-voting securities of Portfolio Funds, subject to a limitation that the Master Fund will not purchase voting and non-voting interests in a Portfolio Fund that in the aggregate represent 25% or more of the Portfolio Fund’s outstanding equity.

Futures Transactions

Effective December 31, 2012, funds such as the Fund became limited in their ability to use commodity futures (which include futures on broad-based securities indexes and interest rate futures) (collectively, “commodity interests”) or options on commodity futures, engage in certain swaps transactions or make certain other investments (whether directly or indirectly through investments in other investment vehicles) for purposes other than “bona fide hedging,” as defined in the rules of the Commodity Futures Trading Commission (the “CFTC”). With respect to transactions other than for bona fide hedging purposes, either: (1) the aggregate initial margin and premiums required to establish the Fund’s positions in such investments may not exceed 5% of the liquidation value of the Fund’s portfolio (after accounting for unrealized profits and unrealized losses on any such investments); or (2) the aggregate net notional value of such instruments, determined at the time the most recent position was established, may not exceed 100% of the liquidation value of the Fund’s portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading in the futures, options or swaps markets.

As noted above, the Fund may be exposed to commodity interests indirectly in excess of the limits described in the prior paragraph. Such exposure may result from the Master Fund’s investment in other investment vehicles, including investment companies that are not managed by LMPFA, the Master Fund’s manager, one of its affiliates or certain securitized vehicles that may invest in commodity interests. These investment vehicles are referred to collectively as “underlying funds.” LMPFA may have limited or no information as to what an underlying fund may be invested in at any given time, because they are not managed by the manager or persons affiliated with LMPFA and their holdings will likely change over time. To address this lack of transparency, the CFTC staff has issued a no-action letter permitting the manager of a fund that invests in such underlying funds to register as a commodity pool operator (a “CPO”) or to claim the exclusion from the CPO definition until the later of June 30, 2013 or six months from the date on which the CFTC issues additional guidance on the application of de minimis thresholds in the context of the CFTC exemptive rules. In order to rely on this no-action relief, the manager must meet certain conditions (including certain compliance measures), and otherwise be able to rely on a claim of exclusion from the CPO definition. LMPFA has filed the required notice to claim this no-action relief.

Portfolio Fund Structure

Portfolio Funds are investment funds, typically organized as limited partnerships or limited liability companies, that are not generally required to register under the 1940 Act because they do not publicly offer their securities and are restricted as to either the number of investors permitted to invest in the fund or as to the qualifications of persons eligible to invest (determined with respect to the value of investment assets held) in the fund. The Master Fund will typically invest in Portfolio Funds that are exempt from registration pursuant to Section 3(c)(7) of the 1940 Act, and thus require their investors to be “qualified purchasers.” A “qualified purchaser” generally is an individual with at least $5 million in investment assets or an entity, like the Fund, with at least $25 million in investment assets. These types of investment funds are commonly known as hedge funds. A hedge fund is an investment structure for a private investment pool, which may invest in a wide range of securities using a variety of investment strategies.

Portfolio Fund Strategy

Portfolio Funds typically have wide latitude to pursue investment programs designed to produce positive returns.

The Sub-Adviser anticipates that the investment programs of the Portfolio Managers will fall within one of the following broad categories of alternative investment strategies traditionally employed by Portfolio Funds:

•	Global fixed income strategies, such as U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield and emerging markets debt;

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•	Global event-driven strategies, such as distressed debt, risk arbitrage, special situations and activists;

•

Global macro, such as discretionary, systematic as well as natural resources strategies. See “Investment Strategy and Process—Investment Categories” in the Fund’s Prospectus for more detail on these strategies; and

•	To a lesser extent, equity long/short strategies.

The typical Portfolio Fund has greater investment flexibility than traditional investment funds (such as mutual funds and most other registered investment companies) as to the types of securities owned, the types of trading strategies employed, and in many cases, the amount of leverage it may use. For example, Portfolio Funds may invest in stocks, bonds, currencies, commodities and their derivatives, and a variety of other types of securities; and they may take long, short, spread, option or other types of positions in any of these securities. Hence, Portfolio Funds may be able to provide risk and return characteristics that cannot be duplicated by registered investment companies such as mutual funds, which have limits on what investment strategies they can employ.

In connection with investing the assets of the Master Fund, the Sub-Adviser seeks to identify and invest the Master Fund’s assets primarily with Portfolio Managers with established track records that have historically been able to generate attractive returns at a level of risk deemed acceptable to the Sub-Adviser. Both quantitative and qualitative factors are considered in evaluating prospective Portfolio Managers including: general type of strategy employed; risk control policies and history; duration and speed of recovery from drawdowns (i.e., losses); depth of experience; organizational infrastructure; fee levels and reputation in the industry.

The Master Fund intends to vary its investment exposure through investments in a broad range of Portfolio Funds. The Sub-Adviser may seek to diversify among manager strategies, geographic regions, sector and asset classes. The Sub-Adviser will not invest more than 20% of the Master Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund. The combination of the Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional funds is expected to produce a portfolio that is less volatile than the general market in which the Fund, through its investment in the Master Fund, invests and less correlated to such market than traditional funds investing in the same market. The Sub-Adviser will seek to control Portfolio Manager-specific risks through due diligence and the Portfolio Manager selection process, as well as subsequent ongoing monitoring.

The Fund, through its investment in the Master Fund, will invest primarily in Portfolio Funds that are managed by Portfolio Managers that employ a variety of alternative investment strategies that individually offer the potential for attractive investment returns.

Portfolio Managers may invest and trade in a wide range of instruments and markets, including, but not limited to, fixed income and other debt-related instruments (such as interest rate swaps or futures), currencies, financial futures, commodities and U.S. and non-U.S. equities and equity-related instruments (such as warrants, options and equity futures). In connection with their investment programs, Portfolio Managers will make use of a variety of sophisticated investment techniques that often involve, among other things, leveraging (borrowing money for investment purposes), short sales of securities, hedging and arbitrage techniques and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts, and options on futures. Portfolio Managers’ use of these techniques will be an integral part of their investment programs, and involves significant risks to the Master Fund in which the Fund will invest substantially all of its assets. There is no limit on the exposure to derivative instruments an individual Portfolio Fund may undertake.

The Master Fund is not limited with respect to the types of investment strategies that Portfolio Managers may employ or the markets or instruments in which they invest. The types of investment strategies and instruments which the Portfolio Managers may employ and their respective risks are discussed under “Risk Factors” and “Investment Strategy and Process—Investment Categories” in the Fund’s Prospectus. The Master Fund’s structure and its investment approach are designed to provide the Fund several advantages over direct investments in private investment funds, including:

•	the ability to invest in a professionally constructed and managed investment portfolio of private investment funds;

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•	access to a diverse group of Portfolio Managers that utilize varying investment styles and strategies; and

•	reduced risk exposure that comes from investing with multiple Portfolio Managers that may have exhibited low correlation to one another.

Most Portfolio Funds will invest primarily in marketable securities, although certain Portfolio Funds may also invest in privately placed securities and other investments that are illiquid. Interests in the Portfolio Funds will not themselves be marketable and will have limited liquidity.

Portfolio Managers are generally not limited as to the markets (either by location or type) in which they may invest or the investment discipline that they may employ (such as bottom-up or top-down analysis). Portfolio Funds in which the Fund, through its investment in the Master Fund, will invest may include private investment limited partnerships, joint ventures, other investment companies and similar entities managed by Portfolio Managers.

To the extent permitted by applicable regulations and except as expressly provided in the Fund’s Prospectus, neither the name of the Fund nor any aspect of the Fund’s investment program is a fundamental investment policy of the Fund, and each can be changed by the Fund’s Board of Trustees without shareholder approval. In the event of such a change, shareholders would receive notice.

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MANAGEMENT OF THE FUND

Board of Trustees

The overall management of the business and affairs of the Fund is vested in the Board of Trustees. Each member of the Board of Trustees shall hold office until the next meeting of shareholders called for the purpose of considering the election of Trustees and until his or her successor is elected, qualified and serving as a Trustee. The Fund’s Board also serves as the board of trustees of the Master Fund.

The Trustees of the Fund, their ages, their principal occupations during the past five years (their titles may have varied during that period), the number of investment companies or portfolios in the Fund Complex that each Trustee oversees, and the other board memberships held by each Trustee is set forth below.

Name, Address and Age	Position(s) with Fund	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Investment Companies in Fund Complex(2) Overseen by Director	Other Directorships Held by Director During Past Five Years
INTERESTED TRUSTEES
Jane E. Trust, CFA* Legg Mason & Co., LLC (“Legg Mason & Co.”) 100 International Drive Baltimore, Maryland 21202 Birth Year: 1958	Chairman, CEO, President and Trustee	Since August 2015	Managing Director of Legg Mason & Co. (since 2015); Officer and/or Trustee/ Director of 163 funds associated with LMPFA or its affiliates (since 2015); President and Chief Executive Officer of LMPFA (since 2015); formerly, Senior Vice President of LMPFA (2015). Formerly, Director of ClearBridge, LLC (formerly, Legg Mason Capital Management, LLC) (2007 to 2014); Managing Director of Legg Mason Investment Counsel & Trust Co. (2000 to 2007).	155	None

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Name, Address and Age	Position(s) with Fund	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Investment Companies in Fund Complex(2) Overseen by Director	Other Directorships Held by Director During Past Five Years
NON-INTERESTED TRUSTEES
Robert D. Agdern c/o Chairman of the Fund Legg Mason & Co. 100 International Drive Baltimore, Maryland 21202 Birth Year: 1950	Trustee and Member of Audit, Nominating, Investment and Compensation Committees	Since January 2015	Member of the Advisory Committee of the Dispute Resolution Research Center at the Kellogg Graduate School of Business, Northwestern University since 2002; Deputy General Counsel responsible for western hemisphere matters for BP PLC from 1999 to 2001; Associate General Counsel at Amoco Corporation responsible for corporate, chemical, and refining and marketing matters and special assignments from 1993 to 1998 (Amoco merged with British Petroleum in 1998 forming BP PLC).	31	None

Carol L. Colman c/o Chairman of the Fund Legg Mason & Co. 100 International Drive Baltimore, Maryland 21202 Birth Year: 1946	Trustee and Member of Audit, Nominating, Investment and Compensation Committees	Since April 2013	President, Colman Consulting Co.	31	None

Daniel P. Cronin c/o Chairman of the Fund Legg Mason & Co. 100 International Drive Baltimore, Maryland 21202 Birth Year: 1946	Trustee and Member of Audit, Nominating, Investment and Compensation Committees	Since April 2013	Retired; formerly Associate General Counsel, Pfizer, Inc.	31	None

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Name, Address and Age	Position(s) with Fund	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Investment Companies in Fund Complex(2) Overseen by Director	Other Directorships Held by Director During Past Five Years
Paolo M. Cucchi c/o Chairman of the Fund Legg Mason & Co. 100 International Drive Baltimore, Maryland 21202 Birth Year: 1941	Trustee and Member of Audit, Nominating, Investment and Compensation Committees	Since April 2013	Emeritus Professor of French and Italian at Drew University (since 2014); formerly, Vice President and Dean of College of Liberal Arts at Drew University (1984 to 2009) and Professor of French and Italian at Drew University (2009 to 2014)	31	None

Leslie H. Gelb c/o Chairman of the Fund Legg Mason & Co. 100 International Drive Baltimore, Maryland 21202 Birth Year: 1937	Trustee and Member of Audit, Nominating, Investment and Compensation Committees	Since April 2013	President Emeritus (since 2003); formerly, Senior Board Fellow, The Council on Foreign Relations (2003 to 2015) and; formerly, Columnist, Deputy Editorial Page Editor and Editor, Op-Ed Page, The New York Times	31	Director of two registered investment companies advised by Aberdeen Asset Management Asia Limited (since 1994); Director, Encyclopedia Brittanica; Director, Centre Partners IV, LP and V, LP and Affiliates

William R. Hutchinson c/o Chairman of the Fund Legg Mason & Co. 100 International Drive Baltimore, Maryland 21202 Birth Year: 1942	Trustee and Member of Audit, Nominating, Investment and Compensation Committees	Since April 2013	President, W.R. Hutchinson & Associates Inc. (consulting)	31	Director (Non-Executive Chairman of the Board (since December 1, 2009)) of Associated Banc-Corp. (since 1994)

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Name, Address and Age	Position(s) with Fund	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Investment Companies in Fund Complex(2) Overseen by Director	Other Directorships Held by Director During Past Five Years
Eileen Kamerick c/o Chairman of the Fund Legg Mason & Co. 100 International Drive Baltimore, Maryland 21202 Birth Year: 1958	Trustee and Member of the Audit, Nominating, Investment and Compensation Committees	Since April 2013	Senior Adviser to CEO (since 2016), formerly, Executive Vice President and Chief Financial Officer, ConnectWise, Inc (software and services company) ( 2015 to 2016) and Adjunct Professor, Washington University in St. Louis and University of Iowa law schools (since 2007); formerly, CFO, Press Ganey Associates (health care informatics company) (since 2012-2014); formerly Managing Director and CFO, Houlihan Lokey (international investment bank) (2010 to 2012)	31	Director of Associated Banc-Corp (since 2007); Westell Technologies, Inc. (technology company) (since 2003)

Dr. Riordan Roett c/o Chairman of the Fund Legg Mason & Co. 100 International Drive Baltimore, Maryland 21202 New York 10018 Birth Year: 1938	Trustee and Member of Audit, Nominating, Investment and Compensation Committees	Since April 2013	The Sarita and Don Johnston Professor of Political Science and Director of Latin American Studies, Paul H. Nitze School of Advanced International Studies, The Johns Hopkins University (since 1973)	31	None

*	Ms. Trust is an “interested person” as defined in the 1940 Act, because she is an officer of LMPFA and certain of its affiliates.

(1)	Each Trustee shall serve until the next shareholder meeting called for the purpose of considering the election of Trustees.

(2)	The term “Fund Complex” means two or more registered investment companies that:

(a)	hold themselves out to investors as related companies for purposes of investment and investor services; or

(b)	have a common investment adviser or that have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.

The Trustees were selected to join the Board based upon the following as to each Board Member: his or her character and integrity; such person’s service as a board member of other funds in the Legg Mason fund

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complex; such person’s willingness to serve and willingness and ability to commit the time necessary to perform the duties of a Trustee; as to each Trustee other than Ms. Trust, his or her status as not being an “interested person” as defined in the 1940 Act; and, as to Ms. Trust, her role with Legg Mason. No factor, by itself, was controlling.

In addition to the information provided in the table included above, each Trustee possesses the following attributes: Mr. Agdern, experience in business and as a legal professional; Ms. Colman, experience as a consultant and investment professional; Mr. Cronin, legal and managerial experience; Mr. Cucchi, experience as a college professor and leadership experience as an academic dean; Mr. Gelb, academic and world affairs and foreign relations experience and service as a board member of other registered investment companies; Mr. Hutchinson, experience in accounting and working with auditors, consulting, business and finance and service as a board member of another financial services company; Ms. Kamerick, experience in business and finance, including financial reporting, and experience as a board member of a highly regulated financial services company; Dr. Roett, expertise in Latin and South American societies and economies and academic leadership experience; and Ms. Trust, investment management and risk oversight experience as an executive and portfolio manager and leadership roles within Legg Mason and affiliated entities. References to the qualifications, attributes and skills of the Trustees are pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out of the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

Responsibilities of the Board of Trustees

The Board of Trustees is responsible under applicable state law for directing the management of the business and affairs of the Fund. The Trustees oversee the Fund’s operations by, among other things, meeting at its regularly scheduled meetings and as otherwise needed with the Fund’s management and evaluating the performance of the Fund’s service providers including LMPFA, the custodian and the transfer agent. As part of this process, the Trustees consult with the Fund’s independent auditors and with their own separate independent counsel.

The Trustees review the Fund’s financial statements and performance, as well as the quality of the services being provided to the Fund. As part of this process, the Trustees review the Fund’s fees and expenses in light of the nature, quality and scope of the services being received while also seeking to ensure that the Fund continues to have access to high quality services in the future.

The Board of Trustees has four regularly scheduled meetings each year, and additional meetings may be scheduled as needed. In addition, the Board has a standing Audit Committee, Nominating Committee, Investment, Performance and Pricing Committee (the “Investment Committee”) and the Compensation Committee that meet periodically and whose responsibilities are described below.

The Board of Trustees has held 7 meetings during the fiscal year ended March 31, 2016. Each Trustee expects to attend at least 75% of the aggregate number of meetings of the Board and the committees for which he or she was eligible. The Fund does not have a formal policy regarding attendance by Trustees at meetings of shareholders.

Each of the Audit Committee, the Nominating Committee, the Investment Committee and the Compensation Committee is composed of all Trustees who have been determined not to be “interested persons” of the Fund, LMPFA, the Sub-Adviser or their affiliates within the meaning of the 1940 Act (“Independent Trustees”), and is chaired by an Independent Trustee. The Board in its discretion from time to time may establish ad hoc committees.

The Board of Trustees is currently comprised of nine trustees, eight of whom are Independent Trustees. Jane E. Trust serves as Chairman of the Board. Ms. Trust is an “interested person” of the Fund. The appointment of Ms. Trust as Chairman reflects the Board’s belief that her experience, familiarity with the Fund’s day-to-day operations and access to individuals with responsibility for the Fund’s management and operations provides the Board with insight into the Fund’s business and activities and, with her access to appropriate administrative

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support, facilitates the efficient development of meeting agendas that address the Fund’s business, legal and other needs and the orderly conduct of board meetings. Mr. Hutchinson serves as Lead Independent Trustee. The Chairman develops agendas for Board meetings in consultation with the Lead Independent Trustee and presides at all meetings of the Board. The Lead Independent Trustee, among other things, chairs executive sessions of the Independent Trustees, serves as a spokesperson for the Independent Trustees and serves as a liaison between the Independent Trustees and the Fund’s management between Board meetings. The Independent Trustees regularly meet outside the presence of management and are advised by independent legal counsel. The Board also has determined that its leadership structure, as described above, is appropriate in light of the size and complexity of the Fund, the number of Independent Trustees (who constitute a super-majority of the Board’s membership) and the Board’s general oversight responsibility. The Board also believes that its leadership structure not only facilitates the orderly and efficient flow of information to the Independent Trustees from management, including the Sub-Adviser, but also enhances the independent and orderly exercise of its responsibilities.

Audit Committee

The Fund’s Audit Committee is composed entirely of all of the Independent Trustees. The members of the Audit Committee are Mses. Colman and Kamerick and Messrs. Agdern, Cronin, Cucchi, Gelb, Hutchinson and Roett. Ms. Kamerick serves as the Chair of the Audit Committee and has been determined by the Board to be an “audit committee financial expert.” The principal functions of the Audit Committee are: to (a) oversee the scope of the Fund’s audit, the Fund’s accounting and financial reporting policies and practices and its internal controls and enhance the quality and objectivity of the audit function; (b) approve, and recommend to the Independent Board Members (as such term is defined in the Audit Committee Charter) for their ratification, the selection, appointment, retention or termination of the Fund’s independent registered public accounting firm, as well as approving the compensation thereof; and (c) approve all audit and permissible non-audit services provided to the Fund and certain other persons by the Fund’s independent registered public accounting firm. The Audit Committee has held 2 meetings during the fiscal year ended March 31, 2016. The Fund’s Board of Trustees adopted an Audit Committee Charter at its organizational meeting.

Nominating Committee

The Fund’s Nominating Committee, the principal function of which is to select and nominate candidates for election as Trustees of that Fund, is currently composed of Mses. Colman and Kamerick, and Messrs. Agdern, Cronin, Cucchi, Gelb, Hutchinson and Roett. Only Trustees who are not “interested persons” of the Fund as defined in the 1940 Act and who are “independent” as defined in the NYSE listing standards are members of the Fund’s Nominating Committees. Mr. Cronin serves as the Chair of the Nominating Committee. The Nominating Committee may consider nominees recommended by the shareholder as it deems appropriate. Shareholders who wish to recommend a nominee should send recommendations to the Fund’s Secretary that include all information relating to such person that is required to be disclosed in solicitations of proxies for the election of Trustees. A recommendation must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Trustees and to serve if elected by the shareholders. The Nominating Committee has held 1 meeting during the fiscal year ended March 31, 2016. The Fund’s Board of Trustees adopted a Nominating Committee Charter at its organizational meeting.

The Nominating Committee identifies potential nominees through its network of contacts, and in its discretion may also engage a professional search firm. The Nominating Committee meets to discuss and consider such candidates’ qualifications and then chooses a candidate by majority vote. The Nominating Committee does not have specific, minimum qualifications for nominees and has not established specific qualities or skills that it regards as necessary for one or more of the Fund’s Trustees to possess (other than any qualities or skills that may be required by applicable law, regulation or listing standard). However, as set forth in the Nominating Committee Charter, in evaluating a person as a potential nominee to serve as a Trustee of the Fund, the Nominating Committee may consider the following factors, among any others it may deem relevant:

•	whether or not the person is an “interested person” as defined in the 1940 Act and whether the person is otherwise qualified under applicable laws and regulations to serve as a Trustee of the Fund;

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•

whether or not the person has any relationships that might impair his or her independence, such as any business, financial or family relationships with Fund management, the investment manager of the Fund, Fund service providers or their affiliates;

•	whether or not the person serves on boards of, or is otherwise affiliated with, competing financial service organizations or their related mutual fund complexes;

•	whether or not the person is willing to serve, and willing and able to commit the time necessary for the performance of the duties of a Trustee of the Fund;

•

the contribution which the person can make to the Board and the Fund (or, if the person has previously served as a Trustee of the Fund, the contribution which the person made to the Board during his or her previous term of service), with consideration being given to the person’s business and professional experience, education and such other factors as the Committee may consider relevant;

•	the character and integrity of the person; and

•	whether or not the selection and nomination of the person would be consistent with the requirements of the Fund’s retirement policies.

The Nominating Committee does not have a formal diversity policy with regard to the consideration of diversity in identifying potential trustee nominees but may consider diversity of professional experience, education and skills when evaluating potential nominees for Board membership.

Investment, Performance and Pricing Committee

The Fund’s Investment Committee is composed entirely of all of the Independent Trustees. The members of the Investment Committee are Mses. Colman and Kamerick and Messrs. Agdern, Cronin, Cucchi, Gelb, Hutchinson and Roett. Ms. Colman serves as the Chair of the Investment Committee. The principal functions of the Investment Committee are: (a) to review and revise, with LMPFA and/or the Sub-Adviser, the investment performance data and related reports provided to the Board, (b) to review with LMPFA the investment performance benchmarks and peer groups used in reports delivered to the Board and (c) to perform other functions as the Board may delegate from time to time. The Investment Committee has held 4 meetings during the fiscal year ended March 31, 2016. The Fund’s Board of Trustees adopted an Investment Committee Charter at its February 10, 2014 meeting.

Compensation Committee

The Fund’s Compensation Committee is composed entirely of all of the Independent Trustees. The members of the Compensation Committee are Mses. Colman and Kamerick and Messrs. Agdern, Cronin, Cucchi, Gelb, Hutchinson and Roett. Mr. Cucchi serves as Chair of each Fund’s Compensation Committee. The principal function of the Compensation Committee is to recommend the appropriate compensation of the Independent Trustees for their service on the Board and the committees of the Board. Each Fund’s Compensation Committee was formed on January 1, 2016. As a newly formed committee, the Compensation Committee has not held a meeting.

Risk Oversight

The Board’s role in risk oversight of the Fund reflects its responsibility under applicable state law to oversee generally, rather than to manage, the business and affairs of the Fund. In line with this oversight responsibility, the Board receives reports and makes inquiry at its regular meetings and as needed regarding the nature and extent of significant Fund risks (including investment, compliance and valuation risks) that potentially could have a materially adverse impact on the business operations, investment performance or reputation of the Fund, but relies upon the Fund’s management (including the Fund’s portfolio managers) and Chief Compliance Officer, who reports directly to the Board, and LMPFA to assist it in identifying and understanding the nature and extent of such risks and determining whether, and to what extent, such risks may be eliminated or mitigated. In addition to reports and other information received from Fund management and LMPFA regarding the Fund’s investment program and activities, the Board as part of its risk oversight efforts meets at its regular meetings and as needed with the Fund’s Chief Compliance Officer to discuss, among other things, risk issues and issues regarding the policies, procedures and controls of the Fund. The Board may be assisted in performing aspects of its role in risk oversight by the Audit

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Committee and such other standing or special committees as may be established from time to time by the Board. For example, the Audit Committee of the Board regularly meets with the Fund’s independent public accounting firm to review, among other things, reports on the Fund’s internal controls for financial reporting.

The Board believes that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees as to risk management matters are typically summaries of relevant information and may be inaccurate or incomplete. As a result of the foregoing and other factors, the Board’s risk management oversight is subject to substantial limitations.

Security Ownership of Management

The following table shows the dollar range of equity securities owned by the Trustees in the Fund and in other investment companies overseen by the Trustees within the same family of investment companies as of March 31, 2016. Investment companies are considered to be in the same family if they share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by the Trustee in the Family of Investment Companies(1)
Non-Interested Trustees:
Robert D. Agdern	None	None
Carol L. Colman	None	Over $100,000
Daniel P. Cronin	None	Over $100,000
Paolo M. Cucchi	None	$10,001-$50,000
Leslie H. Gelb	None	None
William R. Hutchinson	None	Over $100,000
Eileen Kamerick	None	$10,001-$50,000
Dr. Riordan Roett	None	$10,001-$50,000
Interested Trustees:
Jane E. Trust(2)	None	Over $100,000

(1)	The term “family of investment companies” means any two or more registered investment companies that share the same investment adviser or principal underwriter or hold themselves out to investors as related companies for purposes of investment and investor services.
(2)	Ms. Trust became a Trustee, effective August 1, 2015.

None of the disinterested Trustees nor their family members owned beneficially or of record securities issued by LMPFA or the Sub-Adviser or any person directly or indirectly controlling, controlled by, or under common control with LMPFA or the Sub-Adviser as of March 31, 2016.

The members of the Board who are not “interested persons,” as defined in the 1940 Act, receive an annual fee, a fee for each meeting of the Fund’s Board and committee meetings attended and are reimbursed for all out-of-pocket expenses relating to attendance at such meetings. The Trustees who are “interested persons,” as defined in the 1940 Act, and the Fund’s officers do not receive compensation from the Fund or any other fund in the Fund Complex of which the Fund is a part that is a U.S. registered investment company, but are reimbursed for all out-of-pocket expenses relating to attendance at such meetings.

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Trustee Compensation

The following table sets forth compensation paid to each Trustee by the Fund, Permal Hedge Strategies Fund I and the Master Fund (the “Funds”), during the fiscal year ended March 31, 2016 and the total compensation paid to each Trustee during the calendar year ended December 31, 2015.

Trustee	Aggregate Estimated Compensation from the Funds	Total Compensation from the Fund Complex
Non-Interested Trustees:
Robert D. Agdern	$3,586	$282,000
Carol L. Colman	3,920	312,000
Daniel P. Cronin	3,920	312,000
Paolo M. Cucchi	3,633	280,000
Leslie H. Gelb	3,633	282,000
William R. Hutchinson	4,308	365,000
Eileen Kamerick	4,086	325,000
Dr. Riordan Roett	3,633	278,000

Interested Trustees:
Jane E. Trust	$0	$0

As of January 1, 2014, the Fund Complex (with cost allocated to each fund in proportion to its assets under management) paid each of the independent trustees an annual fee of $120,000, plus $22,500 for each regularly scheduled Board meeting attended in person and $2,000 for each telephonic meeting of the Board of Trustees. In addition to the payments described above, (a) the Lead Independent Trustee of the Board of Trustees receives $35,000; (b) the chairperson of the Audit Committee receives $30,000; (c) the chairperson of the Nominating Committee receives $15,000; and (d) the chairperson of the Investment, Performance and Pricing Committee receives $15,000. The following changes became effective January 1, 2015, (1) each Independent Trustee’s annual retainer increased to $150,000, (2) the Lead Independent Trustee received an additional annual fee of $50,000, and (3) each member of the Audit Sub-Committee received an additional annual fee of $15,000. The following change became effective January 1, 2016, the chairperson of the Compensation Committee receives $15,000. The annual compensation, fees and expenses are allocated among all the funds in the fund complex, including the Fund, on the basis of average net assets.

Officers of the Fund

The Fund’s executive officers are chosen each year at a regular meeting of the Board to hold office until their respective successors are duly elected and qualified. In addition to Ms. Trust, the Fund’s and the Master Fund’s Chairman, CEO and President, the executive officers of the Fund and the Master Fund currently are:

Name, Address and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Richard F. Sennett Legg Mason & Co. 100 International Drive Baltimore, MD 21202 Birth Year: 1970	Principal Financial Officer	Since Inception	Principal Financial Officer of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2011); Treasurer of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2013); Managing Director of Legg Mason & Co. and Senior Manager of the Treasury Policy group for Legg Mason & Co.’s Global Fiduciary Platform (since 2011); formerly, Chief Accountant within the SEC’s Division of Investment Management (2007 to 2011); formerly, Assistant Chief Accountant within the SEC’s Division of Investment Management (2002 to 2007).

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Name, Address and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Robert I. Frenkel Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902 Birth Year: 1954	Secretary and Chief Legal Officer	Since Inception	Vice President and Deputy General Counsel of Legg Mason & Co. (since 2006); Managing Director and General Counsel of U.S. Mutual Funds for Legg Mason & Co. (since 2006) and its predecessors (since 1994); Secretary and Chief Legal Officer of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2006) and Legg Mason & Co. predecessors (prior to 2006).

Ted P. Becker Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1951	Chief Compliance Officer	Since Inception	Director of Global Compliance at Legg Mason & Co. (since 2006); Chief Compliance Officer of LMPFA (since 2006); Managing Director of Compliance at Legg Mason & Co. (since 2005); Chief Compliance Officer with certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2006) and Legg Mason & Co. predecessors (prior to 2006).

Thomas S. Mandia Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902 Birth Year: 1962	Assistant Secretary	Since Inception	Managing Director and Deputy General Counsel of Legg Mason & Co. (since 2005) and Legg Mason & Co. predecessors (prior to 2005); Secretary of LMPFA (since 2006); Assistant Secretary of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2006) and Legg Mason & Co. predecessors (prior to 2006); Secretary of LMAS (since 2002).

Steven Frank Legg Mason & Co. 620 Eighth Avenue New York, NY 10018 Birth Year: 1967	Treasurer	Since Inception

Director of Legg Mason & Co. (since 2015); Treasurer of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2010); formerly, Vice President of Legg Mason & Co. and Legg Mason & Co. predecessors (2002 to 2015); formerly, Controller of certain mutual funds associated with Legg Mason & Co. or its affiliates (prior to 2010).

Jeanne M. Kelly Legg Mason & Co. 620 Eighth Avenue New York, New York 10018 Birth Year: 1951	Senior Vice President	Since Inception	Senior Vice President of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2007); Senior Vice President of LMPFA (since 2006); Managing Director of Legg Mason & Co. (since 2005) and Legg Mason & Co. predecessors (prior to 2005).

Jenna Bailey Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902 Birth Year: 1978	Identity Theft Prevention Officer	Since 2015	Identity Theft Prevention Officer of certain mutual funds associated with Legg Mason & Co. or its affiliates (since 2015); Compliance Officer of Legg Mason & Co. (since 2013); Associate Compliance Officer of Legg Mason & Co. (2011-2013); Assistant Vice President of Legg Mason & Co. (since 2011); formerly, Risk Manager of U.S. Distribution of Legg Mason & Co. (2007 to 2011).

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INVESTMENT MANAGER

Investment Manager and Subadviser

The “Management Agreements” between LMPFA and each of the Fund and the Master Fund, as applicable, provide that LMPFA will manage the operations of the Fund and the Master Fund, subject to the supervision, direction and approval of the Board and the objectives and the policies stated in the Fund’s Prospectus.

A joint special meeting of the shareholders of PHSF I, the Fund and the Master Fund was held on May 20, 2016, at which shareholders approved a new Subadvisory Agreement with EnTrustPermal for the Fund. The Combination is not expected to have any substantial effect on the Fund, the Master Fund or their shareholders. The fees paid under the Subadvisory Agreements before and after the Combination remain identical.

Pursuant to the “Sub-Advisory Agreements” between LMPFA and the Sub-Adviser, the Sub-Adviser serves as a sub-adviser to the Fund and the Master Fund. In this capacity, subject to the supervision of LMPFA and the Board, the Sub-Adviser provides the day-to-day portfolio management with respect to the Fund and the Master Fund’s assets.

Pursuant to each Management Agreement and the Sub-Advisory Agreement, LMPFA and the Sub-Adviser, as applicable, manage the Fund’s and the Master Fund’s investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Fund’s and the Master Fund’s officers and Trustees regularly. LMPFA or the Sub-Adviser, as applicable, also provide the office space, facilities, equipment and personnel necessary to perform the following services for the Fund and the Master Fund: SEC compliance, including record keeping, reporting requirements and registration statements and proxies; supervision of Fund or the Master Fund operations, including coordination of functions of the transfer agent, custodian, accountants, counsel and other parties performing services or operational functions for the Fund or the Master Fund; and certain administrative and clerical services, including certain accounting services and maintenance of certain books and records.

Investment decisions for the Fund and the Master Fund are made independently from those of other funds or accounts managed by LMPFA or the Sub-Adviser. Such other funds or accounts may also invest in the same securities as the Fund and the Master Fund. If those funds or accounts are prepared to invest in, or desire to dispose of, the same security at the same time as the Fund and the Master Fund, however, transactions in such securities will be made, insofar as feasible, for the respective funds and accounts in a manner deemed equitable to all. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund and the Master Fund or the price paid or received by the Fund and the Master Fund. In addition, because of different investment objectives, a particular security may be purchased for one or more funds or accounts when one or more funds or accounts are selling the same security.

The Management Agreements had an initial term of two years and the Sub-Advisory Agreements continue through [May 20], 2018, and each continue in effect from year to year thereafter if such continuance is specifically approved at least annually by the Board or by a majority of the outstanding voting securities of the Fund, and in either event, by a majority of the Independent Trustees of the Fund’s Board with such Independent Trustees casting votes in person at a meeting called for such purpose. The Board of the Fund or the holders of a majority of the Fund’s shares may terminate the Management Agreement and Sub-Advisory Agreement on sixty days’ written notice without penalty and LMPFA or the Sub-Adviser, may terminate any of such agreements to which they are party on ninety days’ written notice without penalty. The Management Agreement will terminate automatically in their event of assignment (as defined in the 1940 Act).

Under the terms of the Management Agreements and the Sub-Advisory Agreements, LMPFA or the Sub-Adviser, as applicable, shall not be liable for losses or damages incurred by the Fund or the Master Fund, unless such losses or damages are attributable to the willful misfeasance, bad faith or gross negligence on the part of LMPFA or the Sub-Adviser, as applicable, or from reckless disregard by them of their obligations and duties under the relevant agreement.

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The basis for the Board’s continuations of the Fund’s Management Agreement and Sub-Advisory Agreement will be provided in annual or semi-annual reports to shareholders for the periods during which such continuations occur.

In consideration of the advisory and other services provided by LMPFA to the Master Fund pursuant to the Management Agreement, the Master Fund pays LMPFA a management fee, accrued monthly and payable monthly in arrears, up to 1.10% on an annualized basis of the Master Fund’s managed assets as of each month-end. In the case of a partial month, the management fee is based on the number of days during the month in which the Manager invested Fund or Master Fund assets.

The management fee and related terms of the Fund’s Management Agreement with LMPFA are substantially the same as the terms of the Master Fund’s management agreement with LMPFA. To the extent the Fund invests all or substantially all of its assets in the Master Fund, the management fee of the Fund will be reduced by the management fee allocated to the Fund by the Master Fund; provided, however, the Fund’s shareholders bear an indirect share of the management fee payable by the Master Fund to LMPFA through the Fund’s investment in the Master Fund.

LMPFA has agreed to waive fees and/or reimburse the expenses (including organization and offering expenses) to the extent necessary to ensure that the total annual Fund operating expenses attributable to Broker Shares will not exceed 2.65% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds held by the Master Fund, brokerage, interest expense, taxes and extraordinary expenses). LMPFA is also permitted to recapture amounts forgone or reimbursed within three years after the year in which LMPFA earned the fee or incurred the expense if the total annual Fund operating expenses attributable to Broker Shares have fallen to a level below the limit described above. In no case will LMPFA recapture any amount that would result in the total annual Fund operating expenses attributable to Broker Shares exceeding the limit described above. These arrangements will continue until December 31, 2017. Any modification or termination of these arrangements prior to December 31, 2017 will require approval of the Board of Trustees.

In addition to amounts payable under the Management Agreements, the Fund and the Master Fund are each responsible for their own expenses, including, among other things: fees and expenses (including incentive or performance allocations and fees) attributable to Portfolio Funds and other investments and any losses in connection therewith; brokerage; interest expense; taxes; governmental fees; voluntary assessments and other expenses incurred in connection with membership in investment company organizations; organization costs of the Fund; the Service Provider Fee; fees and expenses of custodians, transfer agents, registrars, independent pricing vendors or other agents; legal expenses; loan commitment fees; expenses relating to the issuance and repurchase of the Fund’s or the Master Fund’s shares and servicing shareholder accounts; expenses of registering and/or qualifying the Fund’s shares for sale under applicable federal and state law; expenses of preparing, setting in print, printing and distributing prospectuses and any statements of additional information and any supplements thereto, reports, proxy statements, notices and distributions to the Fund’s and the Master Fund’s shareholders; costs of stationery; website costs; costs of meetings of the Board or any committee thereof, meetings of shareholders and other meetings of the Fund and the Master Fund; Board fees; audit fees; travel expenses of officers, Trustees and employees of the Fund and the Master Fund, if any; the Fund’s and the Master Fund’s pro rata portion of premiums on any fidelity bond and other insurance covering the Fund, the Master Fund and their officers, Trustees and employees; litigation expenses and any non-recurring or extraordinary expenses as may arise, including, without limitation, those relating to actions, suits or proceedings to which the Fund or the Master Fund are a party and any legal obligation which the Fund or the Master Fund may have to indemnify their respective Trustees and officers with respect thereto.

The expense caps and waived and/or reimbursed fees do not cover: (a) fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds in which the Master Fund invests; (b) interest expense; (c) any expenses or charges related to litigation, derivative actions, demand related to litigation, regulatory or other government investigations and proceedings, “for cause” regulatory inspections and indemnification or advancement of related expenses or costs, to the extent any such expenses are considered extraordinary expenses as determined under generally accepted accounting principles; (d) transaction costs (such

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as brokerage commissions and dealer and underwriter spreads) and taxes; and (e) other extraordinary expenses as determined under generally accepted accounting principles. Without limiting the foregoing, extraordinary expenses are generally those that are unusual or expected to recur only infrequently, and may include such expenses, by way of illustration, as (i) expenses of the reorganization, restructuring, redomiciling or merger of the Fund or a class or the acquisition of all or substantially all of the assets of another fund or; (ii) expenses of holding, and soliciting proxies for, a meeting of shareholders of the Fund (except to the extent relating to routine items such as the election of Trustees or the approval of the independent registered public accounting firm); and (iii) expenses of converting to a new custodian, transfer agent or other service provider, in each case to the extent any such expenses are considered extraordinary expenses.

For the Sub-Adviser’s services to the Master Fund, LMPFA pays an amount equal to 1.00% of the Master Fund’s average monthly managed assets to the Sub-Adviser. No management fee will be paid by the Master Fund directly to the Sub-Adviser.

In addition, for the Sub-Adviser’s services to the Fund, LMPFA pays an amount equal to 1.00% of the Fund’s average monthly managed assets to the Sub-Adviser, except to the extent the management fee payable to LMPFA by the Fund is reduced because the Fund invests its assets in the Master Fund. No management fee will be paid by the Fund directly to the Sub-Adviser.

Code of Ethics

The Fund, the Master Fund, LMPFA, the Sub-Adviser and LMIS have each adopted a code of ethics (“Code of Ethics”) as required by Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act. The Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to the Code of Ethics may invest in securities for their personal investment accounts, including making investments in the securities of Portfolio Funds that may be purchased or held by the Master Fund, subject to a number of restrictions and controls. Each Code of Ethics may be examined on the SEC’s website at www.sec.gov. In addition, each Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies of each Code of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

Voting

Each shareholder will have the right to cast a number of votes based on the number of Shares beneficially owned at any meeting of shareholders called by the (i) Board or (ii) shareholder holding at least a majority of the total number of votes eligible to be cast by all Shareholders. Shareholders will be entitled to vote on any matter on which shareholders of a registered investment company organized as a Maryland statutory trust would be entitled to vote. Notwithstanding their ability to exercise their voting privileges, shareholders are not entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

Proxy Voting Policies

Although individual Trustees of the Fund may not agree with particular policies or votes by LMPFA or the Sub-Adviser, the Board has delegated proxy voting discretion to LMPFA, believing that LMPFA and/or the Sub-Adviser should be responsible for voting because it is a matter relating to the investment decision making process.

LMPFA has delegated the responsibility for voting proxies for the Fund to the Sub-Adviser through its contract with the Sub-Adviser. The Sub-Adviser will use its own Proxy Voting Policies and Procedures to vote proxies. Accordingly, LMPFA does not expect to have proxy-voting responsibility for the Fund. Should LMPFA become responsible for voting proxies for any reason, such as the inability of the Sub-Adviser to provide investment advisory services, LMPFA shall utilize the proxy voting guidelines established by the most recent subadviser to vote proxies until a new subadviser is retained.

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The Sub-Adviser’s Proxy Voting Policies and Procedures describe the way in which the Sub-Adviser resolves material conflicts of interest. To resolve such conflicts, the Sub-Adviser determines whether each proxy is for a routine matter. For all proxies identified as routine, the Sub-Adviser votes in accordance with the Policies. For proxies that involve non-routine matters, or where the Sub-Adviser believes there may be a potential material conflict of interest, the Sub-Adviser will disclose the potential material conflict of interest to LMPFA and obtain LMPFA’s consent before voting. In the case of a material conflict between the interests of LMPFA (or its affiliates if such conflict is known to persons responsible for voting at LMPFA) and the Fund, the board of directors of LMPFA shall consider how to address the conflict and/or how to vote the proxies. LMPFA shall maintain records of all proxy votes in accordance with applicable securities laws and regulations, to the extent that LMPFA votes proxies. LMPFA shall be responsible for gathering relevant documents and records related to proxy voting from the Sub-Adviser and providing them to the Fund as required for the Fund to comply with applicable rules under the 1940 Act.

Under certain circumstances, the Sub-Adviser may abstain from voting or affirmatively decide not to vote, if the Sub-Adviser determines that it is in the Fund’s and the Master Fund’s best interest. In making such determination, the Sub-Adviser will consider (i) the costs associated with exercising the proxy, (ii) whether the effect on the Fund’s or the Master Fund’s economic interests or the value of the Master Fund’s portfolio holding is indeterminable or insignificant, and (iii) whether the Sub-Adviser anticipates selling a security in the near future.

The Sub-Adviser’s Proxy Voting Policies and Procedures is available without charge, upon request, by calling the Sub-Adviser at 212-418-6500. The Fund and the Master Fund are required to file Form N-PX, with the complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. Once filed, the Forms N-PX will be available: (i) without charge, upon request, by calling 1-888-425-6432; or (ii) by visiting the SEC’s website at www.sec.gov.

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PORTFOLIO MANAGERS

Unless otherwise indicated, the information below is provided as of the date of this SAI.

Compensation

All Sub-Adviser portfolio managers are paid a base salary, with an opportunity to earn a bonus, which varies depending on job level and is set at the sole discretion of the Sub-Adviser’s compensation committee. No Sub-Adviser portfolio managers are compensated on the basis of assets raised. Wage and salary increases are based on merit and business conditions. Length of service and cost of living may also be considered. The Sub-Adviser conducts compensation reviews periodically, often following a performance review.

The Sub-Adviser also encourages ongoing education and provides time and monetary support for employees taking additional classes related to their job functions to improve their skills and knowledge base. In addition, the Sub-Adviser provides employees with a 401(k) plan, and has a matching contribution program in connection with the 401(k) plan.

Other Accounts Managed by the Sub-Adviser

Certain portfolio managers of the Sub-Adviser who are primarily responsible for the day-to-day management of certain portions of the Fund’s and the Master Fund’s assets also manage registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following tables identify, as of March 31, 2016: (i) the number of other registered investment companies, pooled investment vehicles and other accounts managed by these portfolio managers and the total assets of such companies, vehicles and accounts; and (ii) the number and total assets of such companies, vehicles and accounts with respect to which the advisory fee is based on performance.

Name of Portfolio Manager	Type of Accounts	Total # of Accounts Managed	Total Assets (billions)	# of Accounts Managed for which Advisory Fee is Based on Performance	Total Assets for which Advisory Fee is Based on Performance (billions)
Javier F. Dyer	Registered Investment Companies:	None	None	None	None
	Other Pooled Investment Vehicles:	7	3.8	4	2.9
	Other Accounts:	3	0.4	3	0.4

Alexander Pillersdorf	Registered Investment Companies:	1	0.2	None	None
	Other Pooled Investment Vehicles:	11	4.0	7	3.0
	Other Accounts:	6	0.8	3	0.4

Securities Ownership of Sub-Adviser Portfolio Managers

The table below identifies the dollar range of securities beneficially owned by each portfolio managers as of March 31, 2016.

Name of Portfolio Manager or Team Member	Dollar($) Range of Funds* Shares Beneficially Owned
Javier F. Dyer	100,001-500,000
Alexander Pillersdorf	10,001-50,000

*	The Fund, Permal Hedge Strategies Fund I and the Master Fund

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CONFLICTS OF INTEREST

The Manager, the Sub-Adviser and their Affiliates

The investment activities of LMPFA, the Sub-Adviser, the Portfolio Managers and their respective affiliates, and their directors, trustees, managers, members, partners, officers, and employees (collectively, the “Related Parties”), for their own accounts and other accounts they manage, may give rise to conflicts of interest that could disadvantage the Fund, the Master Fund and their shareholders. The Related Parties provide other investment management services to other funds and discretionary managed accounts that follow an investment program certain aspects of which are similar to certain aspects of the Fund’s and the Master Fund’s investment program. The Related Parties are involved with a broad spectrum of financial services and asset management activities, and may, for example, engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund, the Master Fund or their shareholders. The trading activities of the Related Parties are carried out without references to positions held directly or indirectly by the Fund and the Master Fund. In addition and more significantly, the Related Parties may be involved with other investment programs, investment partnerships or separate accounts that use Portfolio Managers or Portfolio Funds that are either already a part of the Master Fund’s portfolio or that may be appropriate for investment by the Fund or the Master Fund. In some cases, these Portfolio Funds may be capacity constrained. The Related Parties are under no obligation to provide the Fund or the Master Fund with capacity with respect to these Portfolio Funds and, accordingly, the Fund or the Master Fund may not have exposure or may have reduced exposure with respect to these Portfolio Funds. The Fund’s and the Master Fund’s operations may give rise to other conflicts of interest that could disadvantage the Fund, the Master Fund and their shareholders.

In acquiring Shares of the Fund, a shareholder is deemed to have acknowledged and assented to the existence of potential conflicts of interest relating to the Related Parties and to the Fund’s and the Master Fund’s operating in the face of these conflicts.

Certain of the Related Parties participate in the fixed income, equity and other markets in which the Fund directly or indirectly invests. In addition, certain of the Related Parties are actively engaged as investors, advisers and/or market makers, agents and principals in relation to certain of the same securities, issuers, currencies and other instruments in which the assets of the Master Fund, through the Portfolio Funds, may be invested, and these activities may have a negative effect on the Fund and the Master Fund.

Certain of the Related Parties may give advice, and take action, with respect to any of their respective clients or proprietary or other accounts that may conflict with the advice given to the Fund or the Master Fund, or may involve a different timing or nature of action taken than with respect to the Fund or the Master Fund. Such transactions, whether in respect of proprietary accounts, customer accounts other than those advised by LMPFA, the Sub-Adviser, or certain other accounts that are advised by LMPFA or the Sub-Adviser, may affect the prices and availability of the securities, currencies and other instruments in which the Fund or the Master Fund (directly or indirectly through the Portfolio Funds) may invest. In addition, accounts or funds managed by the Related Parties may compete with the Fund or the Master Fund (directly or indirectly through the Portfolio Funds) for investment opportunities. As a result, transactions for the Fund or the Master Fund (directly or indirectly through the Portfolio Funds) may be effected at prices or rates that may be less favorable than would have been the case absent such conflicts, and the Fund or the Master Fund may be negatively affected. The results of the investment activities of the Fund or the Master Fund may differ significantly from the results achieved by Related Parties for other accounts managed by them. This may have a negative effect on the Fund and the Master Fund.

Subject to applicable regulatory requirements, the Fund, through its investment in the Master Fund, may invest (directly or indirectly through the Portfolio Funds) in securities of companies affiliated with the Related Parties or in which certain of the Related Parties have an equity or participation interest. The purchase, holding and sale of such investments by the Fund or the Master Fund (directly or indirectly through the Portfolio Funds) may enhance the profitability of the Related Parties’ own investments in such companies.

Certain of the Related Parties may buy and sell securities or other investments for their own accounts, including interests in Portfolio Funds, and conduct other activities that may cause the same types of conflicts as

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those conflicts described herein applicable to the proprietary, management, advisory and other activities of Related Parties. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees and affiliates of LMPFA or the Sub-Adviser that are the same, different from or made at different times than positions taken for the Fund, the Master Fund or a Portfolio Fund in which the Master Fund invests. In connection with the above, each of the Fund, the Master Fund, LMPFA, the Sub-Adviser and LMIS has adopted a code of ethics in compliance with Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act that restrict securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund’s portfolio transactions. See “Investment Manager—Code of Ethics.”

The Fund and the Master Fund, absent SEC exemptive relief, may be precluded from investing any assets in certain Portfolio Funds where an account managed by a Related Party is already invested (or seeks to invest) to the extent that the Fund or the Master Fund are considered a “joint participant” (within the meaning of Section 17(d) of the 1940 Act or Rule 17d-1 thereunder) with an account managed by a Related Party. In the event of such an investment, a Related Party may, but is not obligated to, waive or rebate a portion of its fee in order to reduce or eliminate duplication of fees.

Certain of the Related Parties may receive rebates from investment advisers, including Portfolio Managers, and/or have an economic or controlling interest in the investment advisers. The Sub-Adviser and/or its affiliates provide these rebates or payments in respect of the client’s assets back to the client; however, there is no obligation to do so and in certain cases a Related Party may not provide such rebates or other economic benefits back to their clients. The Sub-Adviser allocates rebates to clients in a manner it believes to be fair and equitable, and typically allocates any such rebates among its clients pro-rata, based upon the size of each client’s investment.

Accounts or Portfolio Funds managed or advised by Related Parties (including those managed by LMPFA and the Sub-Adviser) may have investment objectives that are similar to those of the Fund, the Master Fund and/or may engage in transactions in the same types of securities, currencies and instruments as the Fund and the Master Fund, and from which LMPFA, the Sub-Adviser or other Related Parties may receive more or less compensation for its services than LMPFA and the Sub-Adviser receive from the Fund or the Master Fund. As a result, Related Parties and accounts or funds which Related Parties may manage or advise (including, without limitation, those funds discussed in greater detail below), or in which Related Parties and their personnel may have a proprietary interest, may compete with the Fund or the Master Fund for appropriate investment opportunities. For example, Portfolio Managers may limit the number of investors in or size of a Portfolio Fund or the amount of assets and accounts that they will manage. The allocation of such opportunities among Related Parties’ funds and accounts may present conflicts, as may the potentially different investment objectives of different investors. In determining such allocations, a number of factors may be considered, which may include the relative sizes of the applicable funds and accounts and their expected future sizes, the expected future capacity of the applicable Portfolio Funds, the Fund and the Master Fund available for allocation at any given time and the investment objectives of the Fund and the Master Fund and such other funds and accounts. Allocation of investment opportunities among the Fund, the Master Fund and other funds and accounts will be made by the Sub-Adviser or by Related Parties in their capacities as the managers of such funds and accounts in a reasonable and equitable manner, as determined by them in their sole discretion. The disposition of any such investments is subject to the same conditions.

Subject to applicable regulatory requirements, Related Parties from time to time may invest proprietary or client capital with investment advisers, including Portfolio Managers selected by the Master Fund, and may also invest in Portfolio Funds in which the Fund, through its investment in the Master Fund, invests on terms different than the interest held by the Master Fund. In addition, Related Parties may have other business relationships with such Portfolio Managers. Related Parties may perform or seek to perform investment banking and other financial services for, and will receive compensation from, Portfolio Funds, the sponsors of Portfolio Funds, companies in which Portfolio Funds invest, or other parties in connection with transactions related to those investments, or otherwise. This compensation could include financial advisory fees, as well as underwriting fees, financing or commitment fees or other types of compensation. Compensation for investment banking and other financial

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services will not be shared with the Master Fund or the shareholders and may be received before the Master Fund realizes a return on its investment. Related Parties may also provide brokerage services to Portfolio Funds or act as a prime broker for Portfolio Funds in compliance with applicable law, including, without limitation, the 1940 Act. In connection with such brokerage services, Related Parties may provide research products and services to the Portfolio Managers. Due to such relationships, the Sub-Adviser may face a conflict in evaluating the applicable Portfolio Managers or Portfolio Funds. Moreover, as a result of certain of such relationships, Related Parties may take actions with respect to a Portfolio Fund, such as making a margin call, that materially adversely affect such Portfolio Fund and, therefore, the Master Fund.

To the extent permitted by applicable law, including, without limitation, the 1940 Act, a Portfolio Fund may enter into transactions and invest in futures, securities, currencies, swaps, options, forward contracts or other instruments in which one of the Related Parties, acting as principal or on a proprietary basis for its customers, serves as the counterparty. LMPFA, the Sub-Adviser and other Related Parties will not, directly or indirectly, purchase securities or other property from, or sell securities or other property to, the Fund except in accordance with applicable law. However, subject to compliance with applicable law, including without limitation, the 1940 Act, the Fund and the Master Fund may engage in transactions with accounts which are affiliated with the Fund and the Master Fund because they are advised by Related Parties or because they have common officers, directors or managers. Such transactions would be made in circumstances where the Sub-Adviser has determined that it would be appropriate for the Fund or the Master Fund to purchase and the Sub-Adviser or another client of the Related Parties to sell, or the Fund and the Master Fund to sell and another client of the Related Parties to purchase, the same security or instrument on the same day.

To the extent permitted by applicable law (including, without limitation, the 1940 Act), the Fund or the Master Fund (directly or indirectly through Portfolio Funds) may purchase investments that are issued, or the subject of an underwriting or other distribution, by Related Parties. It is anticipated that the commissions, mark-ups and mark-downs charged by Related Parties will be, in their view, commercially reasonable, although Related Parties will have an interest in obtaining commission rates, mark-ups and mark-downs which are favorable to such Related Parties.

Purchases or sales of securities for the account of the Fund or the Master Fund may be bunched or aggregated with orders for other accounts of the Related Parties, including other investment partnerships (including those in which the Related Parties or their employees have a beneficial interest). In the event that it is not possible to receive the same price or execution on the entire volume of securities purchased or sold, the various prices would be averaged, and the Fund and the Master Fund will be charged or credited with the average price. Thus, the effect of the aggregation may be disadvantageous to the Fund and the Master Fund on some occasions. In addition, under certain circumstances, the Fund and the Master Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order. It is expected that the Portfolio Funds generally will follow the same practice, but there is no guarantee that they will do so. Subject to the Fund and the Master Fund first obtaining any necessary exemptive relief from the provisions of the 1940 Act, LMPFA or the Sub-Adviser may invest the Master Fund’s assets in Portfolio Funds or managed accounts managed by Portfolio Managers affiliated with the Related Parties. There can be no assurance that such exemptive relief will be sought or, if sought, that it will be granted.

LMPFA or the Sub-Adviser may advise certain accounts with respect to which the advisory fee is based entirely or partially on performance. Performance fee arrangements may create a conflict of interest in that LMPFA or the Sub-Adviser may have an incentive to allocate the investment opportunities that it believes might be the most profitable to such other accounts instead of allocating them to the Fund and the Master Fund.

If the Sub-Adviser identifies a limited investment opportunity which may be suitable for more than one fund or other account, the Master Fund may not be able to take full advantage of the opportunity due to an allocation of filled purchase or sale orders across all eligible funds and other accounts. To deal with these situations, the Sub-Adviser has adopted procedures for allocating portfolio transactions across multiple accounts. In such situations the Sub-Adviser will, consistent with its applicable fiduciary obligations under the Advisers Act, endeavor to achieve a fair and equitable allocation of limited investment opportunities among its funds and

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accounts by considering such factors as each client’s specific investment strategy or style, investment objective, portfolio holdings, ongoing cash requirements and any restrictions associated with the investment.

LMPFA, LMIS, their affiliates and their personnel have interests in promoting sales of funds, including the Fund, of Legg Mason (“Legg Mason Funds”), including remuneration, fees and profitability relating to services to and sales of Legg Mason Funds. Employees of LMPFA, LMIS or their affiliates (including wholesalers registered with LMIS) may receive additional compensation related to the sale of individual Legg Mason Funds or categories of Legg Mason Funds. LMPFA, the subadvisers, and their advisory or other personnel may also benefit from increased amounts of assets under management.

Financial intermediaries, including broker/dealers, investment advisers, financial consultants or advisers, mutual fund supermarkets, insurance companies, financial institutions and other financial intermediaries through which investors may purchase shares of the fund, also may benefit from the sales of shares of Legg Mason Funds. For example, in connection with such sales, financial intermediaries may receive compensation from the Fund (with respect to the Fund as a whole or a particular class of shares) and/or from LMPFA, LMIS, and/or their affiliates, as further described below. The structure of these compensation arrangements, as well as the amounts paid under such arrangements, vary and may change from time to time. In addition, new compensation arrangements may be negotiated at any time. The compensation arrangements described in this section are not mutually exclusive, and a single financial intermediary may receive multiple types of compensation.

LMIS has agreements in place with financial intermediaries defining how much each firm will be paid for the sale of a particular mutual fund from sales charges, if any, paid by Fund shareholders and from Rule 12b-1 Plan fees paid to LMIS by the Fund. These financial intermediaries then pay their employees or associated persons who sell Fund shares from the sales charges and/or fees they receive. The financial intermediary, and/or its employees or associated persons may receive a payment when a sale is made and will, in most cases, continue to receive ongoing payments while you are invested in the Fund. In other cases, LMIS may retain all or a portion of such fees and sales charges.

In addition, LMIS, LMPFA and/or certain of their affiliates may make additional payments (which are often referred to as “revenue sharing” payments) to the financial intermediaries from their past profits and other available sources, including profits from their relationships with the Fund. Revenue sharing payments are a form of compensation paid to a financial intermediary in addition to the sales charges paid by Fund shareholders or Rule 12b-1 Plan fees paid by the Fund. LMPFA, LMIS and/or certain of its affiliates may revise the terms of any existing revenue sharing arrangement, and may enter into additional revenue sharing arrangements with other financial services firms.

Revenue sharing arrangements are intended, among other things, to foster the sale of Fund shares and/or to compensate financial services firms for assisting in marketing or promotional activities in connection with the sale of Fund shares. In exchange for revenue sharing payments, LMPFA and LMIS generally expect to receive the opportunity for the Fund to be sold through the financial intermediaries’ sales forces or to have access to third-party platforms or other marketing programs, including but not limited to mutual fund “supermarket” platforms or other sales programs. To the extent that financial intermediaries receiving revenue sharing payments sell more shares of the Fund, LMPFA and LMIS and/or their affiliates benefit from the increase in fund assets as a result of the fees they receive from the Fund.

Revenue sharing payments are usually calculated based on a percentage of Fund sales and/or Fund assets attributable to a particular financial intermediary. Payments may also be based on other criteria or factors such as, for example, a fee per each transaction. Specific payment formulas are negotiated based on a number of factors, including, but not limited to, reputation in the industry, ability to attract and retain assets, target markets, customer relationships and scope and quality of services provided. In addition, LMIS, LMPFA and/or certain of their affiliates may pay flat fees on a one-time or irregular basis for the initial set-up of the Fund on a financial intermediary’s systems, participation or attendance at a financial intermediary’s meetings, or for other reasons. In addition, LMIS, LMPFA and/or certain of their affiliates may pay certain education and training costs of financial intermediaries (including, in some cases, travel expenses) to train and educate the personnel of the financial intermediaries. It is likely that financial intermediaries that execute portfolio transactions for the Fund

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will include those firms with which LMPFA, LMIS and/or certain of their affiliates have entered into revenue sharing arrangements.

The Fund generally pays the transfer agent for certain recordkeeping and administrative services. In addition, the Fund may pay financial intermediaries for certain recordkeeping, administrative, sub-accounting and networking services. These services include maintenance of shareholder accounts by the firms, such as recordkeeping and other activities that otherwise would be performed by a Fund’s transfer agent. Administrative fees may be paid to a firm that undertakes, for example, shareholder communications on behalf of the Fund. Networking services are services undertaken to support the electronic transmission of shareholder purchase orders through the National Securities Clearing Corporation (“NSCC”). These payments are generally based on either (1) a percentage of the average daily net assets of Fund shareholders serviced by a financial intermediary or (2) a fixed dollar amount for each account serviced by a financial intermediary. LMIS, LMPFA and/or their affiliates may make all or a portion of these payments.

In addition, when applicable, the Fund reimburses LMIS for NSCC fees that are invoiced to LMIS as the party to the agreement with NSCC for the administrative services provided by NSCC to the Fund and its shareholders. These services include transaction processing and settlement through Fund/SERV, electronic networking services to support the transmission of shareholder purchase and redemption orders to and from financial intermediaries, and related recordkeeping provided by NSCC to the Fund and its shareholders.

If your Fund shares are purchased through a retirement plan, LMIS, LMPFA or certain of their affiliates may also make similar payments to those described in this section to the plan’s recordkeeper or an affiliate.

Revenue sharing payments, as well as the other types of compensation arrangements described in this section, may provide an incentive for financial intermediaries and their employees or associated persons to recommend or sell shares of the Fund to customers and in doing so may create conflicts of interest between the firms’ financial interests and the interests of their customers. Please contact your financial intermediary for details about any payments it (and its employees) may receive from the Fund and/or from LMIS, LMPFA and/or their affiliates. You should review your financial intermediary’s disclosure and/or talk to your broker/dealer or financial intermediary to obtain more information on how this compensation may have influenced your broker/dealer’s or financial intermediary’s recommendation of the Fund.

Conflicts of Interest of Affiliate as Shareholder

As long as Legg Mason holds a substantial amount of the Fund’s and the Master Fund’s voting securities, it may be able to exercise a controlling influence in matters submitted to a vote of Shareholders, including, but not limited to, the election of Trustees, approval or renewal of advisory or subadvisory contracts, and any vote relating to a reorganization or merger of the Fund and the Master Fund. As a majority shareholder, Legg Mason also would have the ability to call special meetings of the Fund pursuant to the Declaration of Trust and/or Bylaws of the Fund. The ability to exercise a controlling influence over the Fund and the Master Fund may result in conflicts of interest because, among other things, Legg Mason is an affiliate of LMPFA, the Sub-Adviser and LMIS. Legg Mason is not bound by any procedures or policies that may limit its activities as a shareholder.

Conflicts of Interest of Portfolio Fund Investments

The Sub-Adviser anticipates that each Portfolio Manager will consider participation by the applicable Portfolio Fund in all appropriate investment opportunities that are also under consideration for investment by the Portfolio Manager for other Portfolio Funds and accounts managed by the Portfolio Manager (“Portfolio Manager Accounts”) that pursue investment programs similar to that of the applicable Portfolio Fund or the Fund. However, there can be no guarantee or assurance that Portfolio Managers will follow such practices or that a Portfolio Manager will adhere to, and comply with, its stated practices, if any. In addition, circumstances may arise under which a Portfolio Manager will cause its Portfolio Manager Accounts to commit a larger percentage of their assets to an investment opportunity than to which the Portfolio Manager will commit assets of the Portfolio Fund. Circumstances may also arise under which a Portfolio Manager will consider participation by its Portfolio Manager Accounts in investment opportunities in which the Portfolio Manager intends not to invest on behalf of the Portfolio Fund, or vice versa.

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Situations may occur where the Fund and the Master Fund could be disadvantaged by investment activities conducted by the Portfolio Manager for the Portfolio Manager Accounts. These situations may arise as a result of, among other things: (1) legal restrictions on the combined size of positions that may be taken for a Portfolio Fund in which the Master Fund and/or Portfolio Manager Accounts participate (collectively, “Co-Investors” and, individually, a “Co-Investor”), limiting the size of the Portfolio Fund’s position; (2) legal prohibitions on the Co-Investors’ participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instrument is limited.

A Portfolio Manager may from time to time cause a Portfolio Fund to effect certain principal transactions in securities with one or more Portfolio Manager Accounts, subject to certain conditions. For example, these transactions may be made in circumstances in which the Portfolio Manager determined it was appropriate for the Portfolio Fund to purchase and a Portfolio Manager Account to sell, or the Portfolio Fund to sell and the Portfolio Manager Account to purchase, the same security or instrument on the same day.

Each Portfolio Manager, its affiliates and their directors, officers and employees, may buy and sell securities or other investments for their own accounts, including shares in Portfolio Funds, and may have conflicts of interest with respect to investments made on behalf of a Portfolio Fund in which the Fund, through its investment in the Master Fund, participates. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of the Portfolio Manager that are the same as, different from or made at different times than positions taken for the Portfolio Fund in which the Fund, through its investment in the Master Fund, participates. Future investment activities of the Portfolio Managers, or their affiliates, and the principals, members, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest that could disadvantage the Fund, the Master Fund and their shareholders.

Portfolio Managers or their affiliates may from time to time provide investment advisory or other services to Portfolio Funds and other entities or accounts managed by the Portfolio Managers or their affiliates. In addition, Portfolio Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that brokers (including, without limitation, affiliates of a Portfolio Manager) may provide to one or more Portfolio Manager Accounts.

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PORTFOLIO TRANSACTIONS AND BROKERAGE

The Master Fund

The Master Fund anticipates that it will execute many of its transactions directly with the Portfolio Funds and that such transactions ordinarily will not be subject to brokerage commissions. In some instances, however, the Master Fund may incur expenses in connection with effecting its portfolio transactions, including the payment of brokerage commissions or fees payable to Portfolio Funds or parties acting on behalf of, or at the direction of, Portfolio Funds. The Master Fund will typically have no obligation to deal with any broker or group of brokers in executing transactions.

The Master Fund will bear any commissions or spreads in connection with its portfolio transactions. In selecting brokers and dealers to effect transactions on behalf of the Master Fund and the Sub-Adviser will seek to obtain the best price and execution for the transaction, taking into account factors such as price, size of order, difficulty of execution and the operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. While the Sub-Adviser generally will seek reasonably competitive commission rates, the Fund and the Master Fund will not necessarily be paying the lowest commission available on each transaction. In executing portfolio transactions and selecting brokers or dealers, the Sub-Adviser will seek to obtain the best overall terms available for the Master Fund. The Sub-Adviser will evaluate the overall reasonableness of brokerage commissions paid based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. LMPFA will utilize the same criteria in executing any portfolio transactions on behalf of the Master Fund.

The Portfolio Funds

The Portfolio Funds incur transaction expenses in the management of their portfolios, which will decrease the value of the Fund’s investment in the Portfolio Funds. In view of the fact that the investment program of certain of the Portfolio Funds may include trading as well as investments, short-term market considerations will frequently be involved. It is anticipated that the turnover rates of the Portfolio Funds may be substantially greater than the turnover rates of other types of investment vehicles. In addition, the order execution practices of the Portfolio Funds may not be transparent to the Master Fund. Each Portfolio Fund is responsible for placing orders for the execution of its portfolio transactions and for the allocation of its brokerage. The Sub-Adviser will have no direct or indirect control over the brokerage or portfolio trading policies employed by the investment advisers of the Portfolio Funds. The Sub-Adviser expects that each Portfolio Fund will generally select broker-dealers to effect transactions on the Portfolio Fund’s behalf substantially in the manner set forth below.

Each Portfolio Fund generally will seek reasonably competitive commission rates. However, Portfolio Funds will not necessarily pay the lowest commission available on each transaction, and may engage in transactions with broker-dealers based on different criteria than those considered by the Master Fund. Portfolio Funds may not be subject to the same regulatory restrictions on principal and agency transactions. It is anticipated that some Portfolio Funds may effect principal or agency transactions through affiliates of the Master Fund. The Master Fund will indirectly bear the commissions or spreads in connection with the portfolio transactions of the Portfolio Funds.

No guarantee or assurance can be made that a Portfolio Fund’s brokerage transaction practices will be transparent or that the Portfolio Fund will establish, adhere to, or comply with its stated practices. However, as the Portfolio Funds are not investment companies registered under the 1940 Act, they may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Portfolio Funds’ investment adviser or its affiliates rather than the Portfolio Funds.

As with the Master Fund, Portfolio Funds may make investments directly in the issuers of their underlying securities, and in some instances may not be subject to transaction expenses.

NET ASSET VALUE

Each of the Fund and the Master Fund will calculate its NAV as of the close of business on the last business day of each calendar month and at such other times as the Board may determine, including in connection with

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repurchases of Shares, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Board. The NAV of the Fund will equal the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses. The NAV of the Master Fund will equal the value of the total assets of the Master Fund, less all of its liabilities, including accrued fees and expenses. Because the Fund intend to invest substantially all of its assets in the Master Fund, the value of the assets of the Fund will depend on the value of its share of the Portfolio Funds or other investments in which the Master Fund invests. The NAV per share equals the NAV of the Fund divided by the number of its outstanding Shares. The Board of Trustees has approved procedures pursuant to which the Fund will value its investments in Portfolio Funds at fair value. In accordance with these procedures, fair value as of each date upon which the Fund calculates its net asset value (an “NAV Date”) will be determined by the North American Fund Valuation Committee at LMPFA based on valuations provided by the Portfolio Funds’ third party administrators and due diligence conducted by the Sub-Adviser, which is in accordance with the Portfolio Fund’s valuation policies. Using the nomenclature of the Portfolio Fund industry, any values reported as “estimated’ or “final” values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Portfolio Fund’s valuation date.

The third party administrators of Portfolio Funds will generally be paid by the Portfolio Funds, and not by the Fund. It is not anticipated that the Fund would have a direct legal claim against third party administrators in the event of a conflict over a valuation. Portfolio Managers and third party administrators may face conflicts of interest in valuing portfolio securities since such values affect their respective compensation.

The Fund, through its investment in the Master Fund, will normally invest primarily in Portfolio Funds. The net asset values of Portfolio Funds are generally not readily available from pricing vendors, nor are they calculable independently by the Sub-Adviser or Portfolio Managers. Therefore, pursuant to the valuation procedures, the Fund will fair value its interests in the Portfolio Funds.

Prior to investing in any Portfolio Fund, the Sub-Adviser will conduct a due diligence review of the valuation methodology utilized by a Portfolio Fund’s third party administrator, which will utilize market values when available and otherwise utilize principles of fair value that the Sub-Adviser reasonably believes to be consistent with those used by the Master Fund in valuing its own investments.

The Master Fund will value each underlying Portfolio Fund as of the NAV Date primarily in reliance on the most recent Underlying NAV supplied by the Portfolio Fund’s third party administrator. In the event the Underlying NAV is not as of the NAV Date, the Sub-Adviser will use benchmark or other triggers in determining if a significant market movement has occurred between the effective date of the Underlying NAV and the Fund’s NAV Date that should be taken into consideration when determining the reasonableness of the Underlying NAV. Based on the foregoing factors, the Sub-Adviser will make recommendations to the Fund and the Master Fund on fair valuation of such securities. Neither the Sub-Adviser nor the Board of Trustees will be able to directly confirm independently the accuracy of the Underlying NAVs provided by the Portfolio Funds’ third party administrators (which are unaudited, except for year-end valuations).

Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds will typically make available net asset value information to holders that represents the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Portfolio Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Portfolio Fund, the Board would consider whether it was appropriate, in light of all relevant circumstances, to value its interest at its net asset value as reported at the time of valuation or whether to adjust such value to reflect a premium or discount to net asset value. In accordance with generally accepted accounting principles and industry practice, the Fund and the Master Fund may not always apply a discount in cases where there is no contemporaneous redemption activity in a particular Portfolio Fund. In other cases, as when a Portfolio Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Portfolio Fund interests, the Fund and the Master Fund may determine that it is appropriate to apply a discount to the net asset value of the Portfolio Fund. Any such decision would be made in good faith and subject to the review and supervision of the Board.

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Any valuations provided by the Portfolio Fund’s third party administrator upon which the Master Fund will calculate its month-end net asset value and net asset value per share may be subject to later adjustment based on valuation information reasonably available at such time. For example, year-end net asset value calculations of the Portfolio Funds are audited by Portfolio Funds’ independent auditors and may be revised as a result of such audits. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Master Fund (and, therefore, the Fund) at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustments or revisions will not affect the amount of the repurchase proceeds of the Master Fund received by shareholders who had their shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Portfolio Managers or administrators or revisions to an Underlying NAV adversely affect the Master Fund’s (and, therefore, the Fund’s) net asset value, the outstanding shares will be adversely affected by prior repurchases to the benefit of shareholders who had their shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding shares and to the detriment of shareholders who previously had their shares repurchased at a lower net asset value than the adjusted amount. The same principles apply to the purchase of shares. New shareholders may be affected in a similar way.

The valuation procedures approved by the Board provide that, where deemed appropriate by the Sub-Adviser and consistent with the 1940 Act, investments in Portfolio Funds may be valued at cost. Generally, valuation at cost is appropriate only at the time of initial purchase. Cost would only be used when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Master Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Master Fund’s investment will be revalued in a manner that the Sub-Adviser, in accordance with procedures approved by the Board of Trustees, determines in good faith best reflects approximate market value. The Board of Trustees will be responsible for ensuring that the valuation policies utilized by the Sub-Adviser are fair to the Fund and the Master Fund and consistent with applicable regulatory guidelines.

Expenses of the Fund and the Master Fund, including LMPFA’s and the Sub-Adviser’s management fee and the costs of any borrowings, are accrued and are taken into account for the purpose of determining net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s or the Master Fund’s net assets if the judgments of the Board of Trustees, the North American Fund Valuation Committee at LMPFA, the Sub-Adviser, or the Portfolio Managers of the Portfolio Funds should prove incorrect.

Although the Master Fund’s investments in Portfolio Funds will not have readily available market quotations, securities in which the fund invests which do generally have readily available market quotations, such as government securities and the securities of exchange-traded funds, will be valued at market value, which is currently determined using the last reported sale price or, if no sales are reported (in the case of some securities traded over-the-counter), the last reported bid price.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Set forth below is a discussion of the material U.S. federal income tax aspects concerning the Fund and the purchase, ownership and disposition of Shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion assumes you are a U.S. shareholder and that you hold your Shares as a capital asset. You will be a U.S. shareholder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in Shares. This discussion is based upon the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, as of the date hereof, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax considerations relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, investors in pass-through entities, U.S. shareholders whose “functional currency” is not the United States dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the U.S. federal alternative minimum tax. Prospective investors should consult their own tax advisers with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of Shares, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.

Taxation of the Master Fund

The Master Fund intends to be treated as a partnership for U.S. federal income tax purposes for as long as it has at least two members. As a result, the Master Fund will itself not be subject to U.S. federal income tax. Rather, each of the Master Fund’s shareholders, including the Fund, will be required to take into account, for U.S. federal income tax purposes, its allocable share of the Master Fund’s items of income, gain, loss, deduction and credit.

Taxation of the Fund

The Fund has elected to be treated, and intends to qualify annually, as a regulated investment company (a “RIC”) under Subchapter M of the Code.

To qualify for the favorable U.S. federal income tax treatment generally accorded to RICs, the Fund must, among other things: (i) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”); and (ii) diversify its holdings so that, at the end of each quarter of the taxable year, (a) at least 50% of the value of the Fund’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other RICs) of a single issuer, or two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses, or any one or more Qualified Publicly Traded Partnerships.

For purposes of determining whether the Fund satisfies the 90% gross income test described in clause (i) above, the character of the Fund’s distributive share of items of income, gain and loss derived through the Master Fund and any Portfolio Fund that is also classified as a partnership for U.S. federal income tax purposes (other than a Qualified Publicly Traded Partnership) generally will be determined as if the Fund realized such tax

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items directly. Similarly, for purposes of determining whether the Fund satisfies the asset diversification test described in clause (ii) above, the Fund intends to “look through” the Master Fund to the underlying Portfolio Funds, and also to further “look through” to the assets held by any Portfolio Fund that is classified as a partnership for U.S. federal income tax purposes (other than a Qualified Publicly Traded Partnership).

As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income for such taxable year.

A RIC that fails to distribute, by the close of each calendar year, an amount at least equal to the sum of 98% of its ordinary taxable income for such calendar year and 98.2% of its capital gain net income for the one-year period ending on October 31 of such calendar year, plus any shortfalls from any prior year’s required distribution, is generally liable for a nondeductible 4% excise tax on the portion of the undistributed amounts of such income that are less than the required distributions. For these purposes, the Fund will be deemed to have distributed any income on which it paid U.S. federal income tax.

The Fund intends to distribute its ordinary taxable income and capital gain net income to its shareholders annually, although it reserves the right to distribute less than all of such amounts and pay any corresponding excise tax and corporate Income tax (for instance, because it lacks the information that it needs from a particular Portfolio Fund to determine its income attributable to that Portfolio Fund).

A distribution by the Fund will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If the Fund failed to satisfy the 90% gross income test, the asset diversification test, or the 90% distribution requirement in any taxable year, the Fund could in some cases cure such failure, including by paying a Fund-level tax on certain portions of its income, paying interest, making additional distributions or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any taxable year, or if the Fund were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be taxed as an ordinary corporation on its taxable income even if such income were distributed to its shareholders and all distributions out of earnings and profits (including distributions of net capital gain) would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

Distributions

Subject to the discussion under “—Passive Foreign Investment Companies” below, distributions to shareholders by the Fund of ordinary income, and of net short-term capital gains, if any, realized by the Fund will generally be taxable to shareholders as ordinary income to the extent that such distributions are paid out of the Fund’s current or accumulated earnings and profits. To the extent distributions paid by the Fund to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations (other than PFICs), such distributions may be eligible for taxation as “qualified dividend income” at preferential rates, provided certain holding period and other requirements are satisfied by the Master Fund, the Fund and the shareholder. Distributions, if any, of net capital gains that are properly reported by the Fund as capital gain dividends will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned Shares of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a shareholder as a return of capital which is applied against and reduces the shareholder’s basis in his or her Shares. To the extent that the amount of any such distribution

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exceeds the shareholder’s basis in his or her Shares, the excess will be treated by the shareholder as gain from a sale or exchange of the Shares. Any distributions paid by the Fund that are attributable to dividends from U.S. corporations may be eligible for the corporate dividends received deduction, provided certain holding period and other requirements are satisfied by the Master Fund, the Fund and the shareholder.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares pursuant to the Plan.

In addition to distributions of Shares pursuant to the Plan, the Fund may also distribute dividends that are payable in cash or the Fund’s Shares at the election of each shareholder. Internal Revenue Service Revenue Procedure 2010-12 temporarily allowed a RIC whose shares were publicly traded on an established securities market in the United States to distribute its own shares as a dividend for the purpose of fulfilling its distribution requirements. Although Revenue Procedure 2010-12 is not currently applicable, the Internal Revenue Service has also issued private letter rulings on cash/stock dividends paid by RICs and real estate investment trusts (including, in some cases, where the shares were not publicly traded) if certain requirements are satisfied. Whether pursuant to a private letter ruling or otherwise, we reserve the option to pay any future dividend in cash and our Shares. Shareholders subject to U.S. federal income tax that receive such dividends generally will be required to recognize the full amount of the dividend (including the portion payable in Shares) as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, shareholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. Shareholders should consult their own tax advisors regarding the tax consequences to them of any such dividend they may receive.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of his pro rata share of such gain, with the result that each shareholder will (i) be required to report his pro rata share of such gain on his tax return as long-term capital gain, (ii) receive a refundable tax credit for his pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for his Shares by an amount equal to the deemed distribution less the tax credit.

Shareholders will be notified annually as to the U.S. federal tax status of any distributions. Information returns reporting such distributions will generally be provided to shareholders on an IRS Form 1099 (as opposed to a Schedule K-1 which is generally provided by partnerships).

Sale or Exchange of Shares

Upon the sale or other disposition of Shares (other than repurchases, which are described below), a shareholder will generally realize capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the Shares sold. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the Shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.

No loss will be allowed on the sale or other disposition of Shares if the owner acquires (including acquisitions of Shares pursuant to the Plan) or enters into a contract or option to acquire securities that are substantially identical to such Shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale or exchange of Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such Shares.

Under Treasury regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Internal Revenue Service Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance,

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shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Repurchase of Shares

The repurchase of Shares by the Fund generally will be a taxable transaction for U.S. federal income tax purposes, either as a sale or exchange or, under certain circumstances, as a dividend. A repurchase of Shares generally will be treated as a sale or exchange if the receipt of cash by the shareholder results in a “complete redemption” of the shareholder’s interest in the Fund or is “substantially disproportionate” or “not essentially equivalent to a dividend” with respect to the shareholder. In determining whether any of these tests have been met, Shares actually owned and Shares considered to be owned by the shareholder by reason of certain constructive ownership rules generally must be taken into account. If any of the tests for sale or exchange treatment is met, a shareholder will generally recognize capital gain or loss (which will be treated in the same manner as described above) equal to the difference between the amount of cash received by the shareholder and the adjusted tax basis of the Shares repurchased.

If none of the tests for sale or exchange treatment is met, the amount received by a shareholder on a repurchase of Shares will be taxable to the shareholder as a dividend to the extent of such shareholder’s allocable share of the Fund’s current and accumulated earnings and profits. The excess of such amount received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder’s adjusted tax basis in the Shares sold), and any amount in excess of the shareholder’s adjusted tax basis would constitute taxable capital gain. Any remaining tax basis in the Shares repurchased by the Fund will be transferred to any remaining Shares held by such shareholder. In addition, if a repurchase of Shares is treated as a dividend to the tendering shareholder, a constructive dividend may result to a non-tendering shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such repurchase.

Nature of the Master Fund’s Investments

Certain hedging and derivatives transactions of the Master Fund or the Portfolio Funds are subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the intended characterization of certain complex financial transactions or (vii) produce income that will not qualify as good income under the RIC rules. These rules could therefore affect the character, amount and timing of distributions to shareholders.

Original Issue Discount Securities

If the Master Fund invests in zero coupon or other discount securities, such investments could result in income to the Fund equal to a portion of the excess of the face value of the securities over their issue price (the “original issue discount”) each year that the securities are held, even if the Master Fund receives no cash interest payments. This income would be included in determining the amount of income which the Fund must distribute to maintain its qualification for the favorable U.S. federal income tax treatment generally accorded to RICs and to avoid the payment of U.S. federal income tax and the nondeductible 4% federal excise tax. Because such income may not be matched by a corresponding cash distribution to the Master Fund, the Master Fund may be required to borrow money or dispose of other securities to enable the Fund to make distributions to its shareholders.

34

Currency Fluctuations

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Master Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Master Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Passive Foreign Investment Companies

The Master Fund may acquire interests in Portfolio Funds organized outside the United States that are treated as corporations for U.S. tax purposes and that are treated as passive foreign investment companies (“PFICs”) for U.S. federal income tax purposes.

If the Fund or the Master Fund makes a valid election to “mark to market” interests in some or all of such PFICs at the end of each taxable year, the Fund will recognize as ordinary income any increase in the value of those PFIC interests as of the close of the taxable year (subject to adjustments for deferral of losses from the taxable year) over their adjusted basis and as ordinary loss any decrease in that value unless the loss is required to be deferred. Gains realized with respect to PFICs that the Fund or the Master Fund has validly elected to mark to market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of the Master Fund’s sale of all or part of the Master Fund’s interest in the PFIC or because of the “mark to market” adjustment described above, the loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses previously recognized with respect to the PFIC. To the extent that the Fund’s mark-to-market loss with respect to a PFIC exceeds that limitation, the loss will effectively be taken into account in offsetting future mark-to-market gains from the PFIC, and any remaining loss will generally be deferred until the PFIC interests are sold, at which point the loss will be treated as a capital loss.

If the Fund or the Master Fund does not make the “mark to market” election with respect to a PFIC, the Master Fund may under certain circumstances elect to treat the PFIC as a qualified electing fund (a “QEF”), which would result in the Master Fund recognizing income and gain each year based on its allocable share of the income and gain recognized by the QEF. If the QEF incurs losses in a taxable year, however, those losses would not pass through to the Master Fund or the Fund and, accordingly, would not be available to offset other income or gains of the Fund. The Master Fund may not be able to make QEF elections with respect to some or all of the Portfolio Funds that are treated as PFICs because the Portfolio Fund may not be willing to satisfy the necessary reporting requirements. If neither a “mark to market” nor a QEF election is made with respect to an interest in a PFIC, the ownership of the PFIC interest may have significantly adverse tax consequences for the Fund. In such a case, the Fund would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the interests in a PFIC (collectively referred to as “excess distributions”), even if those excess distributions are paid by the Fund as a dividend to its shareholders.

If a mark-to-market or a QEF election is made, the Fund may be required to recognize income (which generally must be distributed to the Fund’s shareholders) in excess of the distributions that the Master Fund receives from Portfolio Funds. Accordingly, the Master Fund may need to borrow money or to dispose of its interests in Portfolio Funds in order to enable the Fund to make the distributions required in order to maintain the Fund’s status as a RIC and to avoid the imposition of a federal income tax and/or the nondeductible 4% excise tax. There can be no assurances, however, that the Master Fund will be successful in this regard and the Fund may not be able to maintain its status as a RIC.

Dividends paid by PFICs, or amounts recognized pursuant to the mark-to-market or QEF election, will not be eligible for taxation as “qualified dividend income.”

35

Foreign Taxes

Investment income that may be received by the Master Fund from sources within foreign countries may be subject to foreign taxes withheld at the source. The United States has entered into tax treaties with many foreign countries that entitle the Master Fund to a reduced rate of, or exemption from, taxes on such income. If more than 50% of the value of the Fund’s total assets at the close of the taxable year consists of stock or securities of foreign corporations, the Fund may elect to “pass-through” to the Fund’s shareholders its proportionate amount of foreign taxes paid by the Master Fund. If the Fund so elects, each shareholder would be required to include in gross income, even though not actually received, his pro rata share of the foreign taxes paid by the Master Fund, but would be treated as having paid his pro rata share of such foreign taxes and would therefore be allowed to either (i) deduct such amount in computing taxable income or (ii) use such amount (subject to various Code limitations) as a foreign tax credit against federal income tax. For purposes of the foreign tax credit limitation rules of the Code, each shareholder would treat as foreign source income his pro rata share of such foreign taxes plus the portion of dividends received from the Fund representing income derived from foreign sources. No deduction for foreign taxes could be claimed by a non-corporate shareholder who does not itemize deductions. In certain circumstances, a shareholder that has held Shares of the Fund for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign taxes deemed imposed on dividends paid on such Shares. Additionally, the Master Fund must also meet this holding period requirement with respect to its foreign stock and securities in order for “creditable” taxes to be passed through to its shareholders. Each shareholder should consult his own tax adviser regarding the potential application of foreign tax credits.

Backup Withholding

The Fund may be required to withhold from all taxable distributions and redemption proceeds payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided that the shareholder furnishes the Internal Revenue Service with the required information.

Foreign Shareholders

U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate, a foreign corporation or foreign partnership (“foreign shareholder”) depends on whether the income of the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.

If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions (including any distributions of Shares or repurchases of Shares that are taxable as a dividend, as described above under “—Distributions” and “—Repurchase of Shares,” respectively) of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from the withholding tax, in each case to the extent that the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. withholding tax at the source if they had been received directly by a foreign person, and that satisfy certain other requirements. A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares of the Fund. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and sale or exchange gains.

36

If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares of the Fund will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a non-exempt foreign shareholder, the Fund may be required to withhold from distributions that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

Additional Withholding Requirements

Under legislation enacted in 2010 and administrative guidance thereto, a 30% U.S. federal withholding tax may apply to any ordinary dividends and other distributions that the Fund pays and, beginning January 1, 2019, the gross proceeds from certain capital gain dividends or the disposition of Shares, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its U.S. “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each such substantial U.S. owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different requirements. Foreign shareholders should consult their own tax advisers regarding this legislation and whether it may be relevant to their ownership and disposition of Shares.

Other Taxation

Fund shareholders may be subject to state, local and foreign taxes on their Fund distributions. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A control person is a person who beneficially owns more than 25% of the voting securities of a company. Legg Mason, Inc. currently owns more than 25% of the voting securities of the Fund and is therefore a control person.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has selected KPMG LLP, located at 345 Park Avenue, New York, New York 10154, to serve as the independent registered public accountants of the Fund.

CUSTODIAN

The custodian of the assets of the Fund is The Bank of New York Mellon. The Custodian performs custodial, fund accounting and portfolio accounting services. The Fund’s transfer, shareholder services and dividend paying agent is The Bank of New York Mellon.

37

ADDITIONAL INFORMATION

A Registration Statement on Form N-2, including amendments thereto, relating to the Shares of the Fund offered hereby, has been filed by the Fund with the SEC in Washington, D.C. The Fund’s Prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Fund’s Prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC or on the SEC’s website at http://www.sec.gov.

FINANCIAL STATEMENTS

The financial statements of Permal Hedge Strategies Fund II are incorporated herein by reference to the Annual Report of Permal Hedge Strategies Fund II for the year ended March 31, 2016, filed with the SEC on May 31, 2016, Accession Number 0001193125-16-607328.

38

APPENDIX A

LEGG MASON PARTNERS FUND ADVISOR, LLC

Proxy Voting Policy

LMPFA delegates to each sub-adviser the responsibility for voting proxies for its funds, as applicable, through its contracts with each sub-adviser. Each sub-adviser may use its own proxy voting policies and procedures to vote proxies of the funds if the funds’ Board reviews and approves the use of those policies and procedures. Accordingly, LMPFA does not expect to have proxy-voting responsibility for any of the funds.

Should LMPFA become responsible for voting proxies for any reason, such as the inability of a sub-adviser to provide investment advisory services, LMPFA shall utilize the proxy voting guidelines established by the most recent sub-adviser to vote proxies until a new sub-adviser is retained and the use of its proxy voting policies and procedures is authorized by the Board. In the case of a material conflict between the interests of LMPFA (or its affiliates if such conflict is known to persons responsible for voting at LMPFA) and any fund, the Board of Directors of LMPFA shall consider how to address the conflict and/or how to vote the proxies. LMPFA shall maintain records of all proxy votes in accordance with applicable securities laws and regulations.

LMPFA shall be responsible for gathering relevant documents and records related to proxy voting from each sub-adviser and providing them to the funds as required for the funds to comply with applicable rules under the Investment Company Act of 1940. LMPFA shall also be responsible for coordinating the provision of information to the Board with regard to the proxy voting policies and procedures of each sub-adviser, including the actual proxy voting policies and procedures of each sub-adviser, changes to such policies and procedures, and reports on the administration of such policies and procedures.

A-1

APPENDIX B

PROXY VOTING POLICIES AND PROCEDURES

EnTrustPermal Proxy Voting

Overview and Procedures Memorandum

I. Policy[1]	Responsible Party (if applicable)

Permal has adopted and implemented policies and procedures that it believes are reasonably designed to determine that proxies are voted in the best interests of clients. While the proxy policy serves as a guideline, there may be instances in which clients’ shares may not be voted in strict adherence to these guidelines.

PAMI and PCM’s Proxy Voting Policies are included as exhibits to the Compliance Manual.

PAMI is subject to additional requirements as specified in the addendum to this Overview and Procedures Memorandum.

II. ERISA Requirements

Advisers to ERISA plans have an obligation to take reasonable steps under the circumstances to verify that it receives the client’s proxies. The Department of Labor has also indicated that the investment adviser, having voted the proxies must properly document its vote by keeping adequate records.

Permal must act prudently, solely in the interest of plan participants and beneficiaries, and for the exclusive purpose of providing benefits to them when voting the proxies. Permal must consider those factors that would affect the value of the plan’s investments and may not subordinate the interests of the plan participants and beneficiaries to unrelated objectives.

III. Proxy Voting Authority

In the case of discretionary clients, it will be assumed that Permal has been granted proxy voting authority unless the advisory agreement clearly states otherwise.

IV. Voting Guidelines

The Proxy Administrator or the Proxy Administrator’s Assistant under the guidance of the Proxy Administrator will generally cast proxy votes, particularly on routine proposals, in accordance with management’s recommendations.	Proxy Administrator

Routine proposals are those that do not change the structure, governing rules or operations of the corporation or portfolio fund to which the proxy relates. Traditionally, these routine issues include, among others, the approval of auditors; a change in company name and Board of Director elections.

The Proxy Administrator will determine how votes should be cast for issues that do not fall into a routine category, e.g., changes of redemption terms, by applying the general principals of this policy and by consulting with the Investment Managers of the clients holding the securities for which the proxies are to be voted, as necessary.	Proxy Administrator

[1]	As of March 2012, these policies are only applicable to PAMI and PCM as Permal UK and Permal Dubai do not have any US domiciled clients and no other Permal entity is registered with the SEC.

IX. Conflicts of Interest	Responsible Party (if applicable)

The Proxy Administrator will promptly report to the Legal and Compliance Department any attempts by others to influence Permal’s voting of client proxies in a manner that appears to be inconsistent with the best interests of the clients.	Proxy Administrator

The Proxy Administrator will monitor corporate actions so as to ascertain whether a potential material conflict of interest exists prior to voting client proxies.	Proxy Administrator

The Local Compliance Officer will inform the Proxy Administrator of any instances where an Investment Manager has informed him/her that a potential material conflict of interest exists.	Local Compliance Officer

The Proxy Administrator will notify the Legal and Compliance Department of any potential material conflict of interest.	Proxy Administrator

In the event that a material conflict of interest does exist, the General Counsel will determine any necessary disclosures relating to the conflict of interest that need to be made to the client. Client consent to the vote must be obtained prior to voting the proxy.	General Counsel

Occasionally, Permal may invest a direct client account or a Permal sponsored fund (“Permal Fund”) into a Permal Fund. In the event the Permal Fund issues a proxy relating to a non-routine matter, the Director of Client Administration will obtain consent to the vote from the client (in the case of a direct client account) or an independent board member (in the case of a Permal Fund).	Director of Client Administration

In addition to reporting all potential material conflicts of interest, the Proxy Administrator will report to the Legal and Compliance Group any additional compliance related issues that arise in connection with the performance of his/her proxy-voting obligations.	Proxy Administrator

X. Books and Records

The following books and records related to proxy voting activities will be maintained in an easily accessible place for a period of five years, the first two in an appropriate office:	Proxy Administrator

• proxy statements received regarding client securities;

• record of each vote cast;

• a copy of any documentation created that was material to making a decision on how to vote proxies on behalf of a client or that memorializes the basis for that decision; and

• each written client request for proxy voting records and the written response to any client request for such records.

The Legal and Compliance Department will maintain a copy of the Proxy Voting Policies and Procedures and Proxy Voting Statements sent to clients.	Legal and Compliance Department

Proxy Voting

PCM Addendum

I. Overview	Responsible Party (if applicable)

These policies supplement the Proxy Voting Overview and Procedures Memorandum included in the Group Compliance Manual.

II. Conflicts of Interest

In any instance where there is a material conflict of interest relating to a proxy vote and the client is a limited partnership for which PCM or an affiliate serve as GP, the Local Compliance Officer will obtain consent to the vote from either a member of the fund’s Investment or Advisory Committees who is not affiliated with PCM or an independent third party retained by the fund.	Local Compliance Officer

Conflicts of Interest

In routine matters, PAMI votes proxies in accordance with established guidelines, and the opportunity for conflict generally does not arise. In matters that PAMI examines on a case-by-case basis, or where parties may seek to influence PAMI’s vote, or in any instance where PAMI believes there may be an actual or perceived material conflict of interest, PAMI will disclose the potential material conflict of interest to the clients and obtain their consents before voting. PAMI seeks to resolve all potential material conflicts of interest in the best interest of clients.

March 2012

APPENDIX C—FORM OF INVESTOR CERTIFICATION

This certificate relates to Permal Hedge Strategies Fund II (the “Fund”) and is given by you with respect to a potential purchase of shares of beneficial interest in the Fund (the “Shares”).

I understand that the Fund will generally only offer shares to an “Eligible Investor.” In certifying that I am an “Eligible Investor,” I hereby certify that the following categories describe me at the time that I am applying to purchase Shares of the Fund:

Check all boxes that apply:

•

A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with my spouse in excess of $300,000 in each of those years and who has a reasonable expectation of reaching the same income level in the current year;

•

A natural person who has a net worth or joint net worth with my spouse (excluding the value of my primary residence) at the time of purchase that exceeds $1,000,000 (“net worth” for this purpose means total assets in excess of total liabilities);

•

A trust with total assets in excess of $5,000,000 that was not formed for the purpose of investing in the Fund, and of which the person responsible for directing the investment of assets in the Fund has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

•

An individual or entity having an account managed by an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and the investment adviser is purchasing Shares in a fiduciary capacity on behalf of the account;

•	A trustee or executive officer of the Fund;

•

An organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation, a Massachusetts or similar business trust, or partnership, that was not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

•

An entity licensed, or subject to supervision, by U.S. federal or state examining authorities as a “bank,” or “savings and loan association,” (within the meaning of Regulation D under the Securities Act of 1933, as amended (the “1933 Act”)) or an account for which a bank or savings and loan association is subscribing in a fiduciary capacity;

•	A broker or dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

•	An investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”) or a business development company as defined in Section 2(a)(48) of the 1940 Act;

•	A private business development company as defined in Section 202(a)(22) of the Advisers Act;

•	An insurance company as defined in Section 2(13) of the 1933 Act;

•	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

•

A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, that has total assets in excess of $5,000,000;

•

An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000

C-1

or, if a self-directed plan, the investment decisions are made solely by persons that meet one of the other criteria listed here; or

•	An entity in which all of the equity owners are accredited investors under the 1933 Act.

In addition, I hereby certify that I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code) for purposes of U.S. Federal income taxation. I agree to notify the Fund within 60 days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification number, home address (in the case of an individual) or business address (in the case of an entity), as they appear in your records, are true and correct. I understand that these certifications, which are made under penalty of perjury, may be disclosed to the Internal Revenue Service by the Fund and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

If I am executing this Certificate on behalf of (i) an employee benefit plan within the meaning of Section 3(3) of ERISA or (ii) a plan that is described in, and subject to the prohibited transaction rules under, Section 4975 of the Code (each of the foregoing described in clauses (i) and (ii) being referred to as a “Plan”), I represent and warrant that the fiduciary (within the meaning of Section 3(21) of ERISA and the regulations thereunder, or as defined under other applicable law) of such Plan has considered the following with respect to the Plan’s investment in the Fund and has determined that, in review of such considerations, (a) the investment in the Fund is prudent for the Plan (taking into account any applicable liquidity and diversification requirements of ERISA); (b) the investment in the Fund is permitted under ERISA, the Code, other applicable law and the Plan’s governing plan documents; (c) neither LMPFA, the Sub-Adviser nor any of their affiliates has acted as a fiduciary under ERISA or other applicable law with respect to such purchase; (d) no advice provided by LMPFA, the Sub-Adviser or any of their affiliates has formed a primary basis for any investment decision by such Plan interest holder in connection with such purchase; and (e) the purchase, holding and disposition of the interest in the Fund will not result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any materially similar provisions of other law for which an exemption is not available. I understand that the Fund may repurchase the investment at certain times and under certain conditions set forth in the Prospectus.

* * * * *

I understand that the Fund and its affiliates are relying on the certification and agreements made herein and in the Fund’s Anti Money Laundering Supplement in determining my qualification and suitability as a shareholder in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify Legg Mason Partners Fund Advisor, LLC and its affiliates (collectively “Legg Mason”) and hold such persons harmless from any liability that the Fund and they may incur as a result of this certification being untrue in any respect.

I understand that it may be a violation of state and federal law for me to provide this certification if I know that it is not true. I have read the Prospectus of the Fund, including the shareholder qualification and shareholder suitability provisions and the disclosure regarding potential conflicts of interest contained therein, and by purchasing Shares, I acknowledge and assent to the existence of such potential conflicts and the Fund’s operation in the face thereof. I understand that an investment in the Fund involves a considerable amount of risk and that some or all of the investment may be lost. I understand that an investment in the Fund is suitable only for shareholders who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment.

Signature:

Name:

Date:

C-2

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

	Part A	None

	Part B	Financial statements

(2)	Exhibits

	(a)(1)	Certificate of Trust dated April 17, 2013(3)

	(a)(2)	Declaration of Trust dated April 17, 2013(3)

	(b)	ByLaws(3)

	(c)	Not Applicable

	(d)(1)	Exhibit (a) is incorporated herein by reference

	(d)(2)	Form of Subscription Agreement(2)

	(e)	Form of Dividend Reinvestment Plan(2)

	(f)	Not Applicable

	(g)(1)	Form of Management Agreement(2)

	(g)(2)	Form of Sub-Advisory Agreement**

	(h)(1)	Form of Distribution Agreement(2)

	(h)(2)	Form of Dealer Agreement(2)

	(i)	Not Applicable

	(j)(1)	Form of Custody Agreement(2)

	(j)(2)	Form of Foreign Custody Manager Agreement(2)

	(k)(1)	Form of Services Agreement(2)

	(k)(2)	Form of Shareholder Services and Distribution Plan(2)

	(k)(3)	Expense Limitation Arrangements(2)

	(l)(1)	Opinion and Consent of Simpson Thacher & Bartlett LLP(1)

	(l)(2)	Opinion and Consent of Venable LLP(1)

	(m)	Not Applicable

	(n)(1)	Consent of Independent Registered Public Accounting Firm*

	(o)	Not Applicable

	(p)	Subscription Agreement(2)

	(q)	Not Applicable

	(r)(1)	Code of Ethics of the Fund and LMPFA(2)

	(r)(2)	Code of Ethics of the Sub-Adviser(2)

	(s)(1)	Powers of Attorney(3)

	(s)(2)	Power of Attorney for Robert D. Agdern(4)

*	Filed herewith.
**	To be filed by amendment.
(1)	Filed on June 10, 2014 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-188090 and 811-22836) and incorporated by reference herein.
(2)	Filed on June 10, 2013 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-188090 and 811-22836) and incorporated by reference herein.
(3)	Filed on April 24, 2013 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-188090 and 811-22836) and incorporated by reference herein.
(4)	Filed on June 3, 2015 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-188090 and 811-22836) and incorporated by reference herein.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	$68,037
Blue Sky fees	20,000
Financial Industry Regulatory Authority fees	74,850
Printing and offering expenses	34,000
Accounting fees and expenses	1,000
Legal fees and expenses	56,250

Total	$254,137

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of March 31, 2016

Title of Class	Number of Record Holders
Broker Shares	236

Item 30. Indemnification

The Fund has entered into an Indemnification Agreement with each trustee whereby the Fund has agreed to indemnify each trustee against expenses and costs actually and reasonably incurred by such trustee in connection with any claims, suits or proceedings; provided that no indemnification shall be provided to the extent that the trustee engaged in conduct for which indemnification may not lawfully be provided to such trustee.

Section 9.2 of the Fund’s Declaration of Trust, filed as exhibit (a)(2) to the Fund’s Registration Statement, provides that:

No person who is or has been a Trustee, officer, or employee of the Fund shall be subject to any personal liability whatsoever to any person, other than the Fund or its shareholders, in connection with the affairs of the Fund; and all persons shall look solely to the trust property for satisfaction of claims of any nature arising in connection with the affairs of the Fund.

Subject to applicable federal law, no person who is or has been a Trustee or officer of the Fund shall be liable to the Fund or to any shareholder for money damages except (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services or (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Without limiting the foregoing limitations of liability contained in section 9.2 of the Fund’s Declaration of Trust, a Trustee shall not be responsible for or liable in any event for any neglect or wrongdoing of any officer, employee, investment adviser, sub-adviser, principal underwriter, custodian, transfer agent or other agent or independent contractor of the Fund, nor shall any Trustee be responsible or liable for the act or omission of any other Trustee (or for the failure to compel in any way any former or acting Trustee to redress any breach of trust).

Every note, bond, contract, instrument, certificate, share or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Fund or the Trustees or any of them in connection with the Fund shall be conclusively deemed to have been executed or done only in or with respect to his or their capacity as a Trustee or Trustees and neither such Trustee or Trustees shall be personally liable thereon.

All persons extending credit to, contracting with or having any claim against the Fund shall look only to the assets of the trust property for payment under such credit, contract or claim; and neither the Trustees, nor any of the Fund’s officers, employees, agents or independent contractors, whether past, present or future, shall be personally liable therefor.

Section 6 of the Distribution Agreement, filed as exhibit (h)(1) to the Registrant’s registration statement, provides that:

The Fund agrees to indemnify, defend, and hold free and harmless, the Distributor, its officers and directors and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Distributor, its officers, directors or any such controlling person may incur under common law or otherwise, arising out of or based upon any untrue statement of a material fact contained in the Registration Statement or Prospectus or arising out of or based upon any alleged omission to state a material fact required to be stated in either thereof or necessary to make the statements in either thereof not misleading, except insofar as such claims, demands, liabilities or expenses arise out of or are based upon any such untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information furnished in writing by the Distributor to the Fund for use in the Registration Statement or Prospectus; provided, however, that this indemnity agreement, to the extent that it might require indemnity of any person who is also an officer or Trustee of the Fund or who controls the Fund within the meaning of Section 15 of the 1933 Act, shall not inure to the benefit of such officer, Trustee or controlling person unless a court of competent jurisdiction shall determine, or it shall have been determined by controlling precedent, that such result would not be against public policy; and further provided, that in no event shall anything contained herein be so construed as to protect the Distributor against any liability to the Fund or to its security holders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations under this Agreement. The Fund’s agreement to indemnify the Distributor, its officers and directors and any such controlling person as aforesaid is expressly conditioned upon the Fund’s being promptly notified of any action brought against the Distributor, its officers or directors, or any such controlling person, such notification to be given to the Fund at its principal business office. The Fund agrees promptly to notify the Distributor of the commencement of any litigation or proceedings against it or any of its officers or Trustees in connection with the issue and sale of any Shares.

Section 9 of the Form of Dealer Agreement, filed as exhibit (h)(2) to the Registrant’s Registration Statement, provides that LMIS will indemnify Dealers, as follows:

The Distributor agrees to indemnify the Dealer and hold the Dealer harmless from and against any and all liabilities and losses resulting directly from (i) any misstatement of a material fact in the Prospectus of the Fund or the omission of any material fact required to be stated in the Prospectus of the Fund or necessary to make the statements in the Prospectus not misleading; or (ii) the Distributor’s failure to comply with the terms and conditions of this Agreement.

Item 31. Business and Other Connections of Adviser

Information as to the directors and officers of Legg Mason Partners Fund Advisor, LLC, the Registrant’s investment adviser (“LMPFA”), together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of LMPFA in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-66785) filed under the Investment Advisers Act of 1940 and is incorporated herein by reference thereto.

Information as to the directors and officers of Permal Asset Management LLC (the “Sub-Adviser”), together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Sub-Adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-61864) filed under the Investment Advisers Act of 1940 and is incorporated herein by reference thereto.

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained at the office of the Registrant at 620 Eighth Avenue, New York, New York 10018.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1) Registrant undertakes to suspend the offering of shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(5) Registrant undertakes that, for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant Rule 497(h) shall be deemed to be a part of the Registration Statement as of the time it was declared effective.

Registrant undertakes that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to requirements of the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York and the State of New York on the 2nd day of June, 2016.

PERMAL HEDGE STRATEGIES FUND II

By:	/s/ Jane E. Trust
Name: Jane E. Trust
Title: Chairman, Chief Executive Officer and President

Pursuant to the requirements of the 1933 Act, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jane E. Trust Jane E. Trust	Chairman, Chief Executive Officer, President and Trustee (Principal Executive Officer)	June 2, 2016

/s/ Richard Sennett Richard Sennett	Principal Financial Officer (Principal Financial and Accounting Officer)	June 2, 2016

/s/ Robert D. Agdern* Robert D. Agdern	Trustee	June 2, 2016

/s/ Carol L. Colman* Carol L. Colman	Trustee	June 2, 2016

/s/ Daniel P. Cronin* Daniel P. Cronin	Trustee	June 2, 2016

/s/ Paolo M. Cucchi* Paolo M. Cucchi	Trustee	June 2, 2016

/s/ Leslie H. Gelb* Leslie H. Gelb	Trustee	June 2, 2016

/s/ William R. Hutchinson* William R. Hutchinson	Trustee	June 2, 2016

/s/ Eileen Kamerick* Eileen Kamerick	Trustee	June 2, 2016

/s/ Dr. Riordan Roett* Dr. Riordan Roett	Trustee	June 2, 2016

*By:	/s/ Richard Sennett
Richard Sennett
As Agent or Attorney-in-fact

June 2, 2016

The original power of attorney authorizing Richard F. Sennett, Robert I. Frenkel and George P. Hoyt to execute the Registration Statement, and any amendments thereto, for the Trustees of the Registrant on whose behalf this Registration Statement is filed has been executed and is filed as Exhibits (s)(1) and (s)(2).

Schedule of Exhibits to Form N-2

Exhibit No.	Exhibit

(n)(1)	Consent of Independent Registered Public Accounting Firm